Wisconsin Energy Corporation

Planners Builders Value Creators

People you can trust. Energy you can depend on.

2011 Annual Report
Notice of 2012 Annual Meeting and Proxy Statement



"I had the pleasure of working with Gerald Anderson and am writing to tell you how pleased I am with his responsiveness and problem solving skills. This is to tell you how much goodwill is created by Gerald and people like him."

— Samuel Dickman, Chairman
The Dickman Company, Inc.

The real estate company owned by Sam Dickman and his son was building a 122,000-square-foot warehouse in Oak Creek, Wis., when a problem arose with moving the underground utility lines — an issue that greatly affected access to the site. Facing severe time constraints, the Dickmans worked closely with Gerald Anderson, a customer service supervisor for We Energies. Gerald quickly assessed the problem, solved it and helped keep the project on schedule.

FINANCIAL HIGHLIGHTS

EARNINGS PER SHARE – CONTINUING OPERATIONS


$1.59
$1.92
$2.18
'09
'10
'11

DIVIDENDS PER SHARE[a]


$0.675
$0.80
$1.04
'09
'10
'11

YEAR-END DEBT TO TOTAL CAPITAL[b]


55.2%
54.1%
54.4%
'09
'10
'11

a. The quarterly dividend was increased from 26 cents per share to 30 cents per share in the first quarter of 2012.

b. Attributes $250 million of 2007 Series A Junior Subordinated Notes to common equity. A majority of the rating agencies currently attribute at least 50% common equity to these securities. For further details, see page F-18.

BEST IN THE MIDWEST — AGAIN

For the seventh time in 10 years, We Energies was named the most reliable utility in the Midwest. "ReliabilityOne award winners represent the very best our industry has to offer in terms of service quality," said the ReliabilityOne™ program director. "We Energies has once again demonstrated its unwavering commitment to customers by achieving the highest levels of reliability."


BEST IN THE
Midwest
...again



GALE E. KLAPPA

Chairman, President, and Chief Executive Officer

TO OUR STOCKHOLDERS,

I was at a busy airport the other day waiting with hundreds of other people to board an international flight. As I sat in the gate area, I was struck by the amazing number of people who were searching for electrical outlets to charge their laptops, tablets, and smartphones. At that moment, it occurred to me that the era of the portable, hand-held office — the era of instant information — would not have been possible without the genius of Edison. Nor would our digital age have been possible without the planners, builders, and value creators who developed the electric generating plants and distribution networks that literally power our lives today.

With that thought as a backdrop, I'd like to share with you what the planners, builders, and value creators at Wisconsin Energy achieved during 2011.

AN EXCEPTIONAL YEAR

I'm delighted to report that by virtually every meaningful measure, 2011 was an exceptional year for our company. We reported record net income and the highest earnings per share in the company's history. Our board of directors declared a two-for-one stock split that became effective during the first quarter of the year. And, in the first quarter of 2011, we raised the quarterly dividend by 30 percent as we continue to make significant progress toward a dividend payout that is more competitive with our peers in the regulated utility industry. More on our dividend policy later in this letter.

We also achieved major milestones in customer satisfaction, employee safety, and network reliability. And our total shareholder return continued to outperform the return you would've earned by investing in the Dow Jones Industrials, the S&P 500, NASDAQ, or any of the major utility indexes. In fact, as you can see in the performance table below, our total shareholder return for the past five years was head and shoulders above any of these investment alternatives.

TOTAL SHAREHOLDER RETURN* Five-Year Performance (2007–2011)	
WISCONSIN ENERGY	**69.7%**
Dow Jones Industrial Average	12.4%
S&P 500 Index	–1.2%
NASDAQ Composite Index	13.2%
Philadelphia Utility Index	20.1%
S&P Electric Index	18.2%

*Stock price appreciation plus reinvested dividends.

Of course, our engine of growth over much of the past decade has been our Power the Future plan. You may recall that Power the Future was born at a time of real need. As we entered the early 2000s faced with the prospect of summer brownouts and blackouts, it was clear that significant new investment was needed to upgrade the energy infrastructure in Wisconsin and Michigan's Upper Peninsula. The region's ability to attract jobs and support economic growth hung in the balance.

We've invested $7.8 billion in necessary infrastructure projects since 2003.

There were many challenges and obstacles along the way. But with focus, discipline, and determination, we moved from proposal to reality. Today, our Power the Future plan has come to fruition. Overall, we've invested $7.8 billion in necessary infrastructure projects since 2003. Much of that investment has been devoted to building four state-of-the-art generating units — two fueled by natural gas and two fueled by coal. These units are among the most efficient of their kind and will serve our customers well for many years to come.

Income from the company's Power the Future assets — particularly the two coal-fired generating units at our Oak Creek site — helped the company record earnings from continuing operations of $513 million or $2.18 a share in 2011.

Sales of electricity to our large commercial and industrial customers rose by 0.3 percent during the year. This modest growth occurred after a nearly double-digit rebound in energy usage by our large customers in 2010. We're continuing to see strength in several important sectors of the regional economy — most notably in specialty steel production, metal fabrication, industrial machinery, and printing and publishing.

While our Power the Future construction is complete, there is much more work to do — upgrading our environmental controls, renewing and strengthening our distribution networks, and completing the renewable energy projects that are necessary to meet the standard set by the state of Wisconsin for the year 2015. In fact, our five-year capital spending plan is projected to total $3.5 billion.

NEW AIR QUALITY CONTROLS

As I write this letter, we're nearing completion of the second largest construction project in company history. The air quality control upgrade for the four older coal-fired units at our Oak Creek site is about 95 percent complete. At a cost of approximately $900 million, the scrubbers and selective catalytic reduction facilities being built will dramatically reduce the emissions from these units. The units were built in the 1960s, but they remain among the most efficient base load plants in the Midwest. So the most economical solution for our customers was to undertake this major project — a project that will clearly extend the productive life of these units. We expect the new air quality controls — pictured on the facing page — to be fully operational this year.

We're continuing to add renewable energy to our portfolio as well, and we reached another milestone before the close of 2011. The Glacier Hills Wind Park — the largest wind farm in Wisconsin — was placed into commercial service on December 20. With 90 turbines and a capacity of 162 megawatts, Glacier Hills is located on more than 17,000 acres of rolling farmland about 45 miles northeast of Madison. Making extensive use of Wisconsin companies and labor, the project was completed on time and under the $363 million budget set by the state public service commission.

To add diversity to our renewable energy portfolio, we sought and received permission during 2011 to build a 50-megawatt biomass plant in Rothschild, Wisconsin. This plant will burn wood waste from the northern Wisconsin forests. It will produce electricity for the grid and steam for the paper mill that is owned and operated in Rothschild by the Domtar Corporation. Construction began last June, and we're projecting a completion date before the end of 2013 at a cost of approximately $250 million.

Together, these projects will position us well to meet the renewable energy standard for 2015.

PRESQUE ISLE POWER PLANT

Elsewhere on our system, proposed changes in federal environmental rules are compelling us to consider various options for the coal-fired units at our Presque Isle Power Plant in Marquette, Michigan.

Today we're exploring a potential joint venture opportunity with Wolverine Power Cooperative, a generation and transmission cooperative based in Cadillac, Michigan. We're evaluating a proposal that calls for Wolverine to fund the construction of new air quality controls at Presque Isle in return for a partial ownership interest in the plant. At this point in our review, it appears that the joint venture approach would benefit customers, but significant work — including a full engineering analysis — must be completed before a final decision is made.

Regardless of the decision about the future of Presque Isle, we believe that the transmission network must be strengthened in the Upper Peninsula to maintain reliability and support future economic growth. So, we're working with American Transmission Company to plan for new transmission lines in the U.P.

Our company was again named the most reliable electric utility in the Midwest.

RELIABILITY, SATISFACTION, SAFETY

Of course, in our business, there is no substitute for reliability. It's the cornerstone of customer satisfaction. So, I'm proud to report to you that our company was again named the most reliable electric utility in the Midwest — the seventh time in the past 10 years that we've been honored with this prestigious award.

Along with being the best in the Midwest for keeping the lights on, we continue to pursue our long-term goal of being the industry leader in customer satisfaction.

Customer satisfaction is not just a slogan at our company. It's a way of life.



We know that to achieve our goal, we must act with a true sense of urgency, demonstrate that we care during every customer contact, resolve customer problems the first time — every time, take personal responsibility for results, and communicate with our customers along the way. With this fundamental approach to doing business, our employees delivered new highs in customer satisfaction in 2011.

One other notable accomplishment during the year was our employee safety record. Not only was 2011 our safest year of operation ever, but we also experienced 66 percent fewer lost-time accidents in 2011 than we did in 2003.

Safety. Reliability. Customer satisfaction. Financial results. The record-breaking performance of 2011 speaks for itself.

MOVING FORWARD

But as I mentioned earlier in this letter, we have much more to accomplish. We approach the challenges of the next five years with a solid foundation and positive cash flows. We have strong, investment-grade credit ratings. Over the past year, we have returned additional value to shareholders by repurchasing $100 million of our common stock at an average price of $30.79 a share.

Going forward, we will benefit from an Internal Revenue Service ruling that we received in December affirming our belief that accelerated depreciation can be applied to the investment in our new Oak Creek units. The $285 million of cash from this accelerated depreciation will help fund the higher level of infrastructure investment we're projecting in our five-year spending plan.

Strong cash flows will also help support our revised dividend policy — a policy that calls for us to pay out 60 percent of our earnings in dividends in 2014 — one year earlier than our previous goal. As you may have read, our board took a positive step toward our new goal in January 2012 by approving a dividend increase of 15 percent payable with the first-quarter dividend. This brings our annual dividend rate to $1.20 a share.

Our revised dividend policy calls for us to pay out 60 percent of our earnings in dividends in 2014.

In closing, I'm reminded that former President Ronald Reagan was fond of saying that he took inspiration from the past, but he lived for the future.

At Wisconsin Energy, we live and plan for a future of resilience and growth. With a healthy blend of pragmatism and optimism, I believe that the best days of our company and the best days of our region are ahead.

On behalf of the planners, builders, and value creators at Wisconsin Energy, thank you for your confidence and support.

Sincerely,

Gale Klappa

Gale E. Klappa
Chairman, President, and Chief Executive Officer
March 7, 2012

GLACIER HILLS WIND PARK

A blade is lifted carefully into place for one of the 90 wind turbines at Glacier Hills Wind Park. Completed and placed into service in December 2011, Glacier Hills is the largest wind farm in Wisconsin — capable of generating enough electric energy to power 45,000 homes.






40



GAS PIPELINE REPLACEMENT

A 160-foot section of 24-inch diameter pipe is guided into a trench during a $4.4 million gas pipeline replacement project along a busy thoroughfare in Milwaukee, Wis. Some 7,500 feet of pipe was laid at night to minimize disruption to traffic and businesses. The project is just one part of our wide-ranging plan to upgrade and renew aging infrastructure across the region.



Construction began last June on a 50-megawatt biomass plant on the site of a paper mill owned by Domtar Corporation in Rothschild, Wis. In this photo, the boiler building (top) and the biomass storage building (lower) begin to take shape along the Wisconsin River. Scheduled for completion by the end of 2013, the plant will burn wood waste from sustainably harvested forests.

WISCONSIN ENERGY CORPORATION (NYSE: WEC) is one of the nation's premier energy companies with more than $13 billion of assets and a diversified portfolio of businesses engaged in electric generation and the distribution of electricity, natural gas and steam.

Wisconsin Energy's principal utility, We Energies, serves more than 1.1 million electric customers in Wisconsin and Michigan's Upper Peninsula and more than 1 million natural gas customers in Wisconsin. The company's other major subsidiary, We Power, designs, builds and owns electric generating plants.

Headquartered in Milwaukee, Wisconsin Energy is a component of the S&P 500 with approximately 4,600 employees and more than 42,500 stockholders of record.

ELECTRIC CUSTOMERS AS OF DEC. 31, 2011: 1,122,500



We Energies
Electric Service Areas

NATURAL GAS CUSTOMERS AS OF DEC. 31, 2011: 1,068,200



We Energies
Natural Gas Service Areas

2011 ANNUAL FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS


WEEKEND BUSINESS

Wisconsin Energy Corporation

TABLE OF CONTENTS

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below:

Primary Subsidiaries	
We Power	W.E. Power, LLC
Wisconsin Electric	Wisconsin Electric Power Company
Wisconsin Gas	Wisconsin Gas LLC
Significant Assets	
OC 1	Oak Creek expansion Unit 1
OC 2	Oak Creek expansion Unit 2
PWGS	Port Washington Generating Station
PWGS 1	Port Washington Generating Station Unit 1
PWGS 2	Port Washington Generating Station Unit 2
VAPP	Valley Power Plant
Other Subsidiaries and Affiliates	
ATC	American Transmission Company LLC
ERGSS	Elm Road Generating Station Supercritical, LLC
ERS	Elm Road Services, LLC
WECC	Wisconsin Energy Capital Corporation
Wispark	Wispark LLC
Federal and State Regulatory Agencies	
DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
IRS	Internal Revenue Service
MPSC	Michigan Public Service Commission
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission
WDNR	Wisconsin Department of Natural Resources
Environmental Terms	
Act 141	2005 Wisconsin Act 141
BART	Best Available Retrofit Technology
BTA	Best Technology Available
CAA	Clean Air Act
CAIR	Clean Air Interstate Rule
CAVR	Clean Air Visibility Rule
CO_2	Carbon Dioxide
CSAPR	Cross-State Air Pollution Rule
FIP	Federal Implementation Plan
MACT	Maximum Achievable Control Technology
MATS	Mercury and Air Toxics Standards
NODA	Notice of Data Availability
NOV	Notice of Violation
NO_x	Nitrogen Oxide
$PM_{2.5}$	Fine Particulate Matter
SIP	State Implementation Plan
SO_2	Sulfur Dioxide
Other Terms and Abbreviations	
AQCS	Air Quality Control System
ARRs	Auction Revenue Rights
Bechtel	Bechtel Power Corporation
Compensation Committee	Compensation Committee of the Board of Directors
CPCN	Certificate of Public Convenience and Necessity
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DEFINITION OF ABBREVIATIONS AND INDUSTRY TERMS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below:

Edison Sault	Edison Sault Electric Company
ERISA	Employee Retirement Income Security Act of 1974
Exchange Act	Securities Exchange Act of 1934, as amended
Fitch	Fitch Ratings
FTRs	Financial Transmission Rights
GCRM	Gas Cost Recovery Mechanism
GDP	Gross Domestic Product
Junior Notes	Wisconsin Energy's 2007 Series A Junior Subordinated Notes due 2067 issued in May 2007
LLC	Limited Liability Company
LMP	Locational Marginal Price
MISO	Midwest Independent Transmission System Operator, Inc.
MISO Energy Markets	MISO Energy and Operating Reserves Market
Moody's	Moody's Investor Service
NYMEX	New York Mercantile Exchange
OTC	Over-the-Counter
Plan	The Wisconsin Energy Corporation Retirement Account Plan
Point Beach	Point Beach Nuclear Power Plant
PTF	Power the Future
PUHCA 2005	Public Utility Holding Company Act of 2005
RCC	Replacement Capital Covenant dated May 11, 2007
RSG	Revenue Sufficiency Guarantee
RTO	Regional Transmission Organization
Settlement Agreement	Settlement Agreement and Release between ERS and Bechtel effective as of December 16, 2009
S&P	Standard & Poor's Ratings Services
WPL	Wisconsin Power and Light Company, a subsidiary of Alliant Energy Corp.

Measurements

Btu	British Thermal Unit(s)
Dth	Dekatherm(s) (One Dth equals one million Btu)
kW	Kilowatt(s) (One kW equals one thousand Watts)
kWh	Kilowatt-hour(s)
MW	Megawatt(s) (One MW equals one million Watts)
MWh	Megawatt-hour(s)
Watt	A measure of power production or usage

Accounting Terms

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
CWIP	Construction Work in Progress
FASB	Financial Accounting Standards Board
GAAP	Generally Accepted Accounting Principles
IFRS	International Financial Reporting Standards
OPEB	Other Post-Retirement Employee Benefits

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this report are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (Exchange Act). These statements are based upon management's current expectations and are subject to risks and uncertainties that could cause our actual results to differ materially from those contemplated in the statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, completion of construction projects, regulatory matters, on-going legal proceedings, fuel costs, sources of electric energy supply, coal and gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources and other matters. In some cases, forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as "anticipates," "believes," "estimates," "expects," "forecasts," "goals," "guidance," "intends," "may," "objectives," "plans," "possible," "potential," "projects," "seeks," "should," "targets" or similar terms or variations of these terms.

Actual results may differ materially from those set forth in forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with these statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements or otherwise affect our future results of operations and financial condition include, among others, the following:

- Factors affecting utility operations such as catastrophic weather-related or terrorism-related damage; cyber-security threats and disruptions to our technology network; availability of electric generating facilities; unscheduled generation outages, or unplanned maintenance or repairs; unanticipated events causing scheduled generation outages to last longer than expected; unanticipated changes in fossil fuel, purchased power, coal supply, gas supply or water supply costs or availability due to higher demand, shortages, transportation problems or other developments; unanticipated changes in the cost or availability of materials needed to operate new environmental controls at our electric generating facilities or replace and/or repair our electric and gas distribution systems; nonperformance by electric energy or natural gas suppliers under existing power purchase or gas supply contracts; environmental incidents; electric transmission or gas pipeline system constraints; unanticipated organizational structure or key personnel changes; collective bargaining agreements with union employees or work stoppages; or inflation rates.

- Factors affecting the demand for electricity and natural gas, including weather and other natural phenomena; the economic climate in our service territories; customer growth and declines; customer business conditions, including demand for their products and services; and energy conservation efforts.

- Timing, resolution and impact of pending and future rate cases and negotiations, including recovery of all costs associated with our *Power the Future* (PTF) strategy, as well as costs associated with environmental compliance, renewable generation, transmission service, distribution system upgrades, fuel and the Midwest Independent Transmission System Operator, Inc. (MISO) Energy Markets.

- Increased competition in our electric and gas markets and continued industry consolidation.

- The ability to control costs and avoid construction delays during the development and construction of new environmental controls and renewable generation.

- The impact of recent and future federal, state and local legislative and regulatory changes, including any changes in rate-setting policies or procedures; electric and gas industry restructuring initiatives; transmission or distribution system operation and/or administration initiatives; any required changes in facilities or operations to reduce the risks or impacts of potential terrorist activities or cybersecurity threats; required approvals for new construction, and the siting approval process for new generation and transmission facilities and new pipeline construction; changes to the Federal Power Act and related regulations and enforcement thereof by the Federal Energy Regulatory Commission (FERC) and other regulatory agencies; changes in allocation of energy assistance, including state public benefits funds; changes in environmental, tax and other laws and regulations to which we are subject; changes in the application of existing laws and regulations; and changes in the interpretation or enforcement of permit conditions by the permitting agencies.

- Restrictions imposed by various financing arrangements and regulatory requirements on the ability of our subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

- Current and future litigation, regulatory investigations, proceedings or inquiries, including FERC matters and IRS audits and other tax matters.

- Failure of the court to approve the settlement agreement reached in the lawsuit against the Wisconsin Energy Corporation Retirement Account Plan (Plan).

- Events in the global credit markets that may affect the availability and cost of capital.

- Other factors affecting our ability to access the capital markets, including general capital market conditions; our capitalization structure; market perceptions of the utility industry, us or any of our subsidiaries; and our credit ratings.

- The investment performance of our pension and other post-retirement benefit trusts.

- The financial performance of American Transmission Company LLC (ATC) and its corresponding contribution to our earnings.

- The impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) and any regulations promulgated thereunder.

- The impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 and any related regulations.

- The effect of accounting pronouncements issued periodically by standard setting bodies, including any changes in regulatory accounting policies and practices and any requirement for U.S. registrants to follow International Financial Reporting Standards (IFRS) instead of Generally Accepted Accounting Principles (GAAP).

- Unanticipated technological developments that result in competitive disadvantages and create the potential for impairment of existing assets.

- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading markets and fuel suppliers and transporters.

- The ability to obtain and retain short- and long-term contracts with wholesale customers.

- The cyclical nature of property values that could affect our real estate investments.

- Changes to the legislative or regulatory restrictions or caps on non-utility acquisitions, investments or projects, including the state of Wisconsin's public utility holding company law.

- Foreign governmental, economic, political and currency risks.

- Other business or investment considerations that may be disclosed from time to time in our Securities and Exchange Commission (SEC) filings or in other publicly disseminated written documents.

We expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BUSINESS OF THE COMPANY

Wisconsin Energy Corporation was incorporated in the state of Wisconsin in 1981 and became a diversified holding company in 1986. We maintain our principal executive offices in Milwaukee, Wisconsin. Unless qualified by their context when used in this document, the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of its subsidiaries.

We conduct our operations primarily in two operating segments: a utility energy segment and a non-utility energy segment. Our primary subsidiaries are Wisconsin Electric Power Company (Wisconsin Electric), Wisconsin Gas LLC (Wisconsin Gas) and W.E. Power, LLC (We Power).

Utility Energy Segment: Our utility energy segment consists of Wisconsin Electric and Wisconsin Gas, operating together under the trade name of "We Energies." We Energies serves approximately 1,122,500 electric customers in Wisconsin and the Upper Peninsula of Michigan. We Energies serves approximately 1,068,200 gas customers in Wisconsin and approximately 465 steam customers in metropolitan Milwaukee, Wisconsin.

Non-Utility Energy Segment: Our non-utility energy segment consists primarily of We Power, which owns and leases to Wisconsin Electric generation plants constructed as part of our PTF strategy. All four of the plants constructed as part of PTF have been placed in service. Port Washington Generating Station Unit 1 (PWGS 1) and Port Washington Generating Station Unit 2 (PWGS 2) are being leased to Wisconsin Electric under long-term leases that run for 25 years. Oak Creek expansion Unit 1 (OC 1) and Oak Creek expansion Unit 2 (OC 2) are being leased to Wisconsin Electric under long-term leases that run for 30 years.

For further financial information about our business segments, see Results of Operations in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note P -- Segment Reporting in the Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

Wisconsin Energy Corporation is a diversified holding company with subsidiaries primarily in a utility energy segment and a non-utility energy segment. Unless qualified by their context, when used in this document the terms Wisconsin Energy, the Company, our, us or we refer to the holding company and all of its subsidiaries.

Our utility energy segment primarily consists of Wisconsin Electric and Wisconsin Gas, both doing business under the trade name of "We Energies." We generate and distribute electricity in Wisconsin and the Upper Peninsula of Michigan and we distribute natural gas in Wisconsin. Our non-utility energy segment primarily consists of We Power. We Power is principally engaged in the engineering, construction and development of electric power generating facilities for long-term lease to Wisconsin Electric under our PTF strategy.

CORPORATE STRATEGY

Business Opportunities

We have three primary investment opportunities and earnings streams: our regulated utility business; our investment in ATC; and our generation plants within our non-utility energy segment.

Our regulated utility business primarily consists of electric generation assets and the electric and gas distribution assets that serve the electric and gas customers of We Energies. During 2011, our regulated utility earned $544.8 million of operating income. Over the next three years, we expect to invest approximately $2.0 billion in this business to construct renewable generation and environmental projects at our electric generation assets, to update the electric and gas distribution infrastructure, and for other utility projects.

We have a $349.7 million investment in ATC, which represents a 26.2% ownership interest. Our 2011 pre-tax earnings from ATC totaled $62.5 million and we received $49.7 million in dividends from ATC. Over the next three years, we expect to invest approximately $29.4 million in ATC as it continues to upgrade the transmission infrastructure within Wisconsin.

Our non-utility energy segment consists primarily of the four generation plants constructed as part of our PTF strategy. All four plants have been placed in service and are being leased to Wisconsin Electric under long-term leases that run for 25 years (PWGS 1 and PWGS 2) and 30 years (OC 1 and OC 2). We recognize revenues on a levelized basis over the life of the lease. During 2012, we expect this segment's operating income to be between $345 million and $350 million. Over the next three years, we expect to invest approximately $75 million in this segment. The PTF strategy was developed with the primary goal of constructing the four power plants discussed above. With the completion of the final PTF unit, OC 2, in January 2011, we believe that our future capital expenditures in this segment will consist primarily of smaller capital projects within the existing PTF units.

RESULTS OF OPERATIONS

CONSOLIDATED EARNINGS

The following table compares our operating income by business segment and our net income for 2011, 2010 and 2009:

Wisconsin Energy Corporation	2011	2010	2009
	(Millions of Dollars)		
Utility Energy	$ 544.8	$ 564.0	$ 550.9
Non-Utility Energy	348.9	252.4	120.1
Corporate and Other	(6.4)	(6.0)	(10.7)
Total Operating Income	887.3	810.4	660.3
Equity in Earnings of Transmission Affiliate	62.5	60.1	59.1
Other Income and Deductions, net	62.7	40.2	28.5
Interest Expense, net	235.8	206.4	156.7
Income from Continuing Operations Before Income Taxes	776.7	704.3	591.2
Income Tax Expense	263.9	249.9	215.5
Income from Continuing Operations	512.8	454.4	375.7
Income from Discontinued Operations, Net of Tax	13.4	2.1	6.7
Net Income	$ 526.2	$ 456.5	$ 382.4
Diluted Earnings Per Share			
Continuing Operations	$ 2.18	$ 1.92	$ 1.59
Discontinued Operations	0.06	0.01	0.03
Total Diluted Earnings Per Share	$ 2.24	$ 1.93	$ 1.62

An analysis of contributions to operating income by segment and a more detailed analysis of results follows.

UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

The following table summarizes our utility energy segment's operating income during 2011, 2010 and 2009:

Utility Energy Segment	2011	2010	2009
	(Millions of Dollars)		
Operating Revenues			
Electric	$ 3,211.3	$ 2,936.3	$ 2,685.0
Gas	1,181.2	1,190.2	1,367.9
Other	39.0	38.8	39.1
Total Operating Revenues	4,431.5	4,165.3	4,092.0
Fuel and Purchased Power	1,174.5	1,104.7	1,064.5
Cost of Gas Sold	728.7	751.5	912.0
Gross Margin	2,528.3	2,309.1	2,115.5
Other Operating Expenses			
Other Operation and Maintenance	1,613.4	1,587.0	1,372.3
Depreciation and Amortization	257.0	251.4	313.1
Property and Revenue Taxes	113.1	105.1	109.9
Total Operating Expenses	3,886.7	3,799.7	3,771.8
Amortization of Gain	—	198.4	230.7
Operating Income	$ 544.8	$ 564.0	$ 550.9

2011 vs. 2010: Our utility energy segment contributed $544.8 million of operating income during 2011 compared with $564.0 million of operating income during 2010. The decrease in operating income was primarily caused by increased other operation and maintenance expense and unfavorable weather during 2011 as compared to the prior year, partially offset by wholesale electric pricing increases and electric sales growth.

2010 vs. 2009: Our utility energy segment contributed $564.0 million of operating income during 2010 compared with $550.9 million of operating income during 2009. The increase in operating income was primarily caused by favorable weather during 2010, partially offset by unfavorable recoveries of revenues associated with fuel and purchased power in 2010.

Electric Utility Gross Margin

The following table compares our electric utility gross margin during 2011 with similar information for 2010 and 2009, including a summary of electric operating revenues and electric sales by customer class:

	Electric Revenues and Gross Margin			MWh Sales		
Electric Utility Operations	2011	2010	2009	2011	2010	2009
	(Millions of Dollars)			(Thousands, Except Degree Days)		
Customer Class						
Residential	$ 1,159.2	$ 1,114.3	$ 977.6	8,278.5	8,426.3	7,949.3
Small Commercial/Industrial	1,006.9	922.2	860.3	8,795.8	8,823.3	8,571.6
Large Commercial/Industrial	763.7	677.1	599.4	9,992.2	9,961.5	9,140.3
Other - Retail	22.9	21.9	21.2	153.6	155.3	156.5
Total Retail	2,952.7	2,735.5	2,458.5	27,220.1	27,366.4	25,817.7
Wholesale - Other	154.0	134.6	116.7	2,024.8	2,004.6	1,529.4
Resale - Utilities	69.5	40.4	47.5	2,065.7	1,103.8	1,548.9
Other Operating Revenues	35.1	25.8	62.3	—	—	—
Total	3,211.3	2,936.3	2,685.0	31,310.6	30,474.8	28,896.0
Fuel and Purchased Power						
Fuel	644.4	570.5	518.3			
Purchased Power	514.8	521.0	533.8			
Total Fuel and Purchased Power	1,159.2	1,091.5	1,052.1			
Total Electric Gross Margin	$ 2,052.1	$ 1,844.8	$ 1,632.9			
Weather - Degree Days (a)						
Heating (6,615 Normal)				6,633	6,183	6,825
Cooling (709 Normal)				793	944	475

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a 20-year moving average.

Electric Utility Revenues and Sales

2011 vs. 2010: Our electric utility operating revenues increased by $275.0 million, or 9.4%, when compared to 2010. The most significant factors that caused a change in revenues were:

- 2011 increase of approximately $198.4 million, reflecting the reduction of Point Beach bill credits to retail customers. For information on the bill credits, see Amortization of Gain below.
- Net pricing increases totaling $48.8 million, which includes rates related to our 2010 fuel recovery request that became effective March 25, 2010, and our request to review 2011 fuel costs that became effective April 29, 2011. For information on these rate orders, see Factors Affecting Results, Liquidity and Capital Resources -- Utility Rates and Regulatory Matters.
- Unfavorable weather as compared to the prior year that decreased electric revenues by an estimated $40.5 million.
- A $20.4 million increase in revenue from energy sold into the MISO Energy Markets, which was driven by increased MWh generation from our Oak Creek expansion units.

- Net economic growth that increased electric revenues by an estimated $16.2 million as compared to 2010.
- Higher MWh sales to our wholesale customers, which increased revenue by an estimated $10.4 million as compared to 2010.

As measured by cooling degree days, 2011 was 11.8% warmer than normal, but 16.0% cooler than 2010. The 1.8% decrease in residential sales volumes in 2011 is primarily attributable to weather. The estimated 1.8% impact of cooler summer weather on our small commercial/industrial sales volumes was almost entirely offset by an estimated 1.5% increase in sales due to modest economic growth. Increased sales to our largest customers, two iron ore mines, accounted for the increase in sales to our large commercial/industrial customers. If these sales are excluded, sales to our large commercial/industrial customers decreased by approximately 1.2% for 2011 as compared to 2010 primarily because of previously announced plant closings.

2010 vs. 2009: Our electric utility operating revenues increased by $251.3 million, or 9.4%, when compared to 2009. The most significant factors that caused a change in revenues were:

- Net pricing increases totaling $121.0 million related to Wisconsin and Michigan rate orders that became effective in 2010. For information on these rate orders, see Factors Affecting Results, Liquidity and Capital Resources -- Utility Rates and Regulatory Matters.
- Favorable weather that increased electric revenues by an estimated $103.4 million as compared to 2009.
- Net economic growth that increased electric revenues by an estimated $43.0 million as compared to 2009.
- 2010 pricing increases totaling approximately $32.3 million, reflecting the reduction of Point Beach bill credits to retail customers.

As measured by cooling degree days, 2010 was 98.7% warmer than 2009 and 35.2% warmer than normal. Collectively, retail sales to our residential and small commercial/industrial customers, who are more weather sensitive, increased by 4.4%. Sales to our large commercial/industrial customers increased by 9.0% during 2010 as compared to 2009, primarily because of an improving economy. Electric sales to our largest customers, two iron ore mines, which represented approximately 6.9% of our annual sales in 2010, increased significantly for the year. If these sales are excluded, sales to our large commercial/industrial customers increased by 3.2% for 2010 as compared to 2009. The $36.5 million decline in Other Operating Revenues primarily relates to regulatory amortizations during 2010 as compared to 2009.

Electric Fuel and Purchased Power Expenses

2011 vs. 2010: Our electric fuel and purchased power costs increased by $67.7 million, or approximately 6.2%, when compared to 2010. This increase was primarily caused by a 2.7% increase in total MWh sales as well as increased coal and related transportation costs, partially offset by lower natural gas prices.

2010 vs. 2009: Our electric fuel and purchased power costs increased by $39.4 million, or approximately 3.7%, when compared to 2009. This increase was primarily caused by a 5.5% increase in total MWh sales, partially offset by a 1.6% decrease in the average cost/MWh between periods. The average cost/MWh was comparable between periods because of a 7.7% increase in generation from our lower cost coal units and a 16.5% decrease in the cost of natural gas used at the Port Washington Generating Station (PWGS), which was sufficient to offset the impact of a 5.7% increase in coal and related transportation costs and the increase in gas generation and purchased power utilized as a result of the increased sales.

Gas Utility Revenues, Gross Margin and Therm Deliveries

The following table compares our total gas utility operating revenues and gross margin (total gas utility operating revenues less cost of gas sold) during 2011, 2010 and 2009. Operating revenues and cost of gas sold has declined over the last three years due to the decline in the commodity cost of natural gas during this three year period.

Gas Utility Operations	2011	2010	2009
	(Millions of Dollars)		
Operating Revenues	$ 1,181.2	$ 1,190.2	$ 1,367.9
Cost of Gas Sold	728.7	751.5	912.0
Gross Margin	$ 452.5	$ 438.7	$ 455.9

We believe gross margin is a better performance indicator than revenues because changes in the cost of gas sold flow through to revenue under Gas Cost Recovery Mechanisms (GCRM). The following table compares our gas utility gross margin and therm deliveries by customer class during 2011, 2010 and 2009:

Gas Utility Operations	Gross Margin 2011	Gross Margin 2010	Gross Margin 2009	Therm Deliveries 2011	Therm Deliveries 2010	Therm Deliveries 2009
	(Millions of Dollars)			(Millions, Except Degree Days)		
Customer Class						
Residential	$ 290.2	$ 282.2	$ 291.5	776.8	741.2	803.4
Commercial/Industrial	101.5	95.8	104.6	461.7	429.6	479.4
Interruptible	1.8	2.2	2.0	16.0	19.4	19.1
Total Retail	393.5	380.2	398.1	1,254.5	1,190.2	1,301.9
Transported Gas	52.6	51.3	49.6	899.6	914.9	882.0
Other Operating	6.4	7.2	8.2	—	—	—
Total	$ 452.5	$ 438.7	$ 455.9	2,154.1	2,105.1	2,183.9
Weather - Degree Days (a)						
Heating (6,615 Normal)				6,633	6,183	6,825

(a) As measured at Mitchell International Airport in Milwaukee, Wisconsin. Normal degree days are based upon a 20-year moving average.

2011 vs. 2010: Our gas margin increased by $13.8 million, or approximately 3.1%, when compared to 2010 primarily because of an increase in sales volumes as a result of colder winter weather in 2011 as compared to 2010. As measured by heating degree days, 2011 was 7.3% colder than 2010 and 0.3% colder than normal.

Winter weather is the most significant variable for our gas margin.

2010 vs. 2009: Our gas margin decreased by $17.2 million, or approximately 3.8%, when compared to 2009 primarily because of a decline in sales volumes as a result of warmer winter weather in 2010 as compared to 2009. As measured by heating degree days, 2010 was 9.4% warmer than 2009 and 6.5% warmer than normal.

Other Operation and Maintenance Expense

2011 vs. 2010: Our other operation and maintenance expense increased by $26.4 million, or approximately 1.7%, when compared to 2010. Higher maintenance costs at one of our natural gas peaking plants, increased spending on forestry work for our electric distribution system and increased costs associated with the amortization of deferred PTF costs related to wholesale and Michigan customers were the primary drivers of the increase.

Our utility operation and maintenance expenses are influenced by, among other things, labor costs, employee benefit costs, plant outages and amortization of regulatory assets. We expect our 2012 other operation and maintenance expense to decrease by $148 million because of the one year elimination of amortization expense on certain regulatory assets as authorized under our 2012 Wisconsin Rate Case. For additional information on the 2012 rate case, see Factors Affecting Results, Liquidity and Capital Resources -- Utility Rates and Regulatory Matters.

2010 vs. 2009: Our other operation and maintenance expense increased by $214.7 million, or approximately 15.6%, when compared to 2009. The 2010 Public Service Commission of Wisconsin (PSCW) rate case order allowed for pricing increases related to regulatory items including PTF lease costs, bad debt expense and amortization of other deferred costs. We estimate that these items were approximately $87.3 million higher in 2010 as compared to 2009. In addition, operation and maintenance expenses at our power plants increased approximately $63.9 million primarily because of the operation of OC 1, which was placed in service in February 2010, and higher maintenance costs at our other power plants. We also had increased operation and maintenance expenses of approximately $20.8 million related to increased reliability maintenance in our distribution system in 2010 and responding to damage caused by a larger number of summer storms compared to 2009. In addition, our benefits expense increased by approximately $28.8 million in 2010 as compared to 2009 primarily because of increased pension costs.

Depreciation and Amortization Expense

2011 vs. 2010: Depreciation and Amortization expense increased by $5.6 million, or approximately 2.2%, when compared to 2010. This increase was primarily because of an overall increase in utility plant in service.

We expect depreciation and amortization expense to increase in 2012 as a result of an increase in utility plant in service related to the Glacier Hills Wind Park, which went in service in December 2011, and the Oak Creek Air Quality Control System (AQCS) project, which is scheduled to go in service in 2012.

2010 vs. 2009: Depreciation and Amortization expense decreased by $61.7 million, or approximately 19.7%, when compared to 2009. This decrease was primarily because of new depreciation rates that were implemented in connection with the 2010 PSCW rate case order. The new depreciation rates generally reflect longer lives for our utility assets.

Amortization of Gain

In connection with the September 2007 sale of Point Beach, we reached an agreement with our regulators to allow for the net gain on the sale to be used for the benefit of our customers. The majority of the benefits were returned to customers in the form of bill credits. The net gain was originally recorded as a regulatory liability, and it was amortized to the income statement as we issued bill credits to customers. When the bill credits were issued to customers, we transferred cash from the restricted accounts to the unrestricted accounts, adjusted for taxes. All bill credits associated with the sale of Point Beach were applied to customers as of December 31, 2010, and as a result, the Amortization of Gain was zero during 2011 as compared to $198.4 million during 2010 and $230.7 million during 2009.

NON-UTILITY ENERGY SEGMENT CONTRIBUTION TO OPERATING INCOME

Our non-utility energy segment consists primarily of our PTF units (PWGS 1, PWGS 2, OC 1 and OC 2). PWGS 1 and PWGS 2 were placed in service in July 2005 and May 2008, respectively. The common facilities associated with the Oak Creek expansion include the water intake system, which was placed in service in January 2009, the coal handling system, which was placed in service in November 2007, and other smaller assets. OC 1 and OC 2 were placed in service in February 2010 and January 2011, respectively.

The table below reflects:

- A full year's earnings for 2011, 2010 and 2009 for:
  - PWGS 1;
  - PWGS 2;
  - the coal handling system for the Oak Creek expansion; and
  - the water intake system for the Oak Creek expansion
- A full year's earnings for 2011 and approximately eleven months of earnings for 2010 for OC 1; and
- Approximately eleven and a half months of earnings for 2011 for OC 2.

This segment reflects the lease revenues on the new units as well as the depreciation expense. Operating and maintenance costs and limited management fees associated with the plants are the responsibility of Wisconsin Electric and are recorded in the utility segment.

	Year Ended December 31, 2011			
	Port Washington	Oak Creek Expansion	All Other	Total
	(Millions of Dollars)			
Operating Revenues	$ 104.7	$ 320.5	$ 9.9	$ 435.1
Operation and Maintenance Expense	0.8	4.6	8.3	13.7
Depreciation Expense	19.8	51.0	1.7	72.5
Operating Income (Loss)	$ 84.1	$ 264.9	$ (0.1)	$ 348.9

	Year Ended December 31, 2010			
	Port Washington	Oak Creek Expansion	All Other	Total
	(Millions of Dollars)			
Operating Revenues	$ 104.6	$ 203.3	$ 12.3	$ 320.2
Operation and Maintenance Expense	0.8	4.7	8.8	14.3
Depreciation Expense	19.8	32.0	1.7	53.5
Operating Income	$ 84.0	$ 166.6	$ 1.8	$ 252.4

	Year Ended December 31, 2009			
	Port Washington	Oak Creek Expansion	All Other	Total
	(Millions of Dollars)			
Operating Revenues	$ 104.8	$ 48.0	$ 10.3	$ 163.1
Operation and Maintenance Expense	0.9	5.2	7.7	13.8
Depreciation Expense	19.8	7.8	1.6	29.2
Operating Income	$ 84.1	$ 35.0	$ 1.0	$ 120.1

In 2012, we expect our non-utility energy segment to generate slightly higher operating income because OC 2 went into service on January 12, 2011 and changes in the depreciable lives of the plants.

CORPORATE AND OTHER CONTRIBUTION TO OPERATING INCOME

2011 vs. 2010: Corporate and other affiliates had an operating loss of $6.4 million in 2011 compared with an operating loss of $6.0 million in 2010.

2010 vs. 2009: Corporate and other affiliates had an operating loss of $6.0 million in 2010 compared with an operating loss of $10.7 million in 2009. This change is primarily due to a reduction in other operation and maintenance expense.

CONSOLIDATED OTHER INCOME AND DEDUCTIONS, NET

Other Income and Deductions, net	2011	2010	2009
	(Millions of Dollars)		
AFUDC - Equity	$ 59.4	$ 32.5	$ 16.0
Gain on Property Sales	2.4	4.4	1.7
Other, net	0.9	3.3	10.8
Total Other Income and Deductions, net	$ 62.7	$ 40.2	$ 28.5

2011 vs. 2010: Other income and deductions, net increased by approximately $22.5 million, or 56.0%, when compared to 2010. The increase in AFUDC - Equity is primarily related to the construction of the Oak Creek AQCS project and the Glacier Hills Wind Park.

During 2012, we expect to see a reduction in AFUDC - Equity with the completion of the Glacier Hills Wind park in December 2011 and the expected completion of the Oak Creek AQCS project by the end of 2012.

2010 vs. 2009: Other income and deductions, net increased by approximately $11.7 million, or 41.1%, when compared to 2009. This increase primarily relates to increased AFUDC - Equity related to the construction of the Oak Creek AQCS project.

CONSOLIDATED INTEREST EXPENSE, NET

Interest Expense, net	2011	2010	2009
		(Millions of Dollars)	
Gross Interest Costs	$ 262.5	$ 258.7	$ 235.4
Less: Capitalized Interest	26.7	52.3	78.7
Interest Expense, net	$ 235.8	$ 206.4	$ 156.7

2011 vs. 2010: Our gross interest costs increased by $3.8 million, or 1.5%, during 2011, primarily because of higher average long-term debt balances as compared to 2010. In January 2011, we issued $420 million of long-term debt and used the net proceeds to repay short-term debt incurred to finance the construction of OC 2 and for other corporate purposes. In September 2011, we issued $300 million of long-term debt and used the net proceeds to repay short-term debt and for other general corporate purposes. In April 2011, we retired $450 million of long-term debt that matured, which partially offset the debt issuances. Our capitalized interest decreased by $25.6 million primarily because we stopped capitalizing interest on OC 2 when it was placed in service in January 2011. As a result, our net interest expense increased by $29.4 million, or 14.2%, as compared to 2010.

During 2012, we expect to see higher net interest expense because of a reduction in capitalized interest as a result of the Glacier Hills Wind Park project going in service in December 2011 and the expected completion of the Oak Creek AQCS project by the end of 2012.

2010 vs. 2009: Our gross interest costs increased by $23.3 million, or 9.9%, during 2010, primarily because of higher long-term debt balances compared to 2009. In February 2010, we issued $530 million of long-term debt in connection with the commercial operation of OC 1 and used the net proceeds to repay short-term debt incurred during construction. Our capitalized interest decreased by $26.4 million primarily because we stopped capitalizing interest on OC 1 when it was placed in service in February 2010. As a result, our net interest expense increased by $49.7 million, or 31.7%, as compared to 2009.

CONSOLIDATED INCOME TAX EXPENSE

2011 vs. 2010: Our effective tax rate applicable to continuing operations was 34.0% in 2011 compared to 35.5% in 2010. This reduction in our effective tax rate was primarily the result of increased AFUDC - Equity. For further information, see Note H -- Income Taxes in the Notes to Consolidated Financial Statements. We expect our 2012 annual effective tax rate to be between 36% and 37%.

2010 vs. 2009: Our effective tax rate applicable to continuing operations was 35.5% in 2010 compared to 36.5% in 2009. This reduction in our effective tax rate was primarily the result of increased AFUDC - Equity and increased production activities tax deductions.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

The following table summarizes our cash flows during 2011, 2010 and 2009:

Wisconsin Energy Corporation	2011	2010	2009
		(Millions of Dollars)	
Cash Provided by (Used in)			
Operating Activities	$ 993.4	$ 810.4	$ 628.9
Investing Activities	$ (892.5)	$ (633.5)	$ (736.1)
Financing Activities	$ (111.3)	$ (172.6)	$ 95.7

Operating Activities

2011 vs. 2010: Cash provided by operating activities was $993.4 million during 2011, which was an increase of $183.0 million over 2010. The largest increases in cash provided by operating activities related to higher net income, higher depreciation expense, higher deferred income tax benefits and the elimination of the amortization of the gain on the sale of Point Beach. Combined these items totaled $1,293.2 million during 2011 as compared to $680.4 million during 2010. The largest reduction in cash provided by operating activities related to our contributions to qualified benefit plans. During 2011, we contributed $277.4 million to our qualified benefit plans. We made no contributions to our qualified plans during 2010.

2010 vs. 2009: Cash provided by operating activities was $810.4 million during 2010, which was an increase of $181.5 million over 2009. This increase is primarily related to a $289.3 million contribution to our qualified benefit plans in 2009. No such contributions were made in 2010. This increase was partially offset by an increase in cash paid for taxes during 2010.

Investing Activities

2011 vs. 2010: Cash used in investing activities was $892.5 million during 2011, which was $259.0 million higher than 2010. This increase in cash used primarily reflects changes in restricted cash and increased capital expenditures. During 2011, our restricted cash increased by $37.2 million primarily because of the nuclear fuel settlement we received from the United States Department of Energy (DOE). During 2010, our restricted cash decreased by $186.2 million due to the release of restricted cash related to the Point Beach bill credits. See Nuclear Operations in this report for additional information regarding the settlement with the DOE. In addition, capital expenditures increased by approximately $32.6 million during 2011 as compared to 2010 primarily due to increased spending related to the construction of the Oak Creek AQCS project and the Glacier Hills Wind Park in 2011 as compared to 2010.

The following table identifies capital expenditures by year:

Capital Expenditures	2011	2010	2009
		(Millions of Dollars)	
Utility	$ 792.2	$ 687.0	$ 547.0
We Power	31.2	109.3	253.2
Other	7.4	1.9	14.4
Total Capital Expenditures	$ 830.8	$ 798.2	$ 814.6

2010 vs. 2009: Cash used in investing activities was $633.5 million during 2010, which was $102.6 million lower than the same period in 2009 because of lower capital expenditures, lower investments in ATC and higher proceeds from asset sales. During 2010, we received $63 million of proceeds from the sale of Edison Sault Electric Company (Edison Sault).

Financing Activities

The following table summarizes our cash flows from financing activities:

	2011	2010	2009
		(Millions of Dollars)	
Net Increase in Debt	$ 265.4	$ 71.1	$ 263.2
Dividends on Common Stock	(242.0)	(187.0)	(157.8)
Common Stock Repurchased, Net	(139.5)	(65.7)	(12.6)
Other	4.8	9.0	2.9
Cash (Used in) Provided by Financing	$ (111.3)	$ (172.6)	$ 95.7

2011 vs. 2010: Cash used in financing activities was $111.3 million during 2011, compared to $172.6 million during 2010. During 2011, we issued a total of $720.0 million of long-term debt and retired $466.6 million of long-term debt. The net proceeds from the new issuance of debt were used to repay short-term debt and for other corporate purposes. For additional information on the debt issuances, see Note J -- Long-Term Debt and Capital Lease Obligations in the Notes to

Consolidated Financial Statements.

Our common stock dividends increased in 2011 as we raised our dividend rate by 30.0%. In January 2012, our Board of Directors approved an increase of approximately 15.4% in the quarterly common stock dividend.

In addition, on May 5, 2011, our Board of Directors authorized a share repurchase program for up to $300 million of our common stock through the end of 2013. Funds for the repurchases are expected to come from internally generated funds and working capital supplemented, if required in the short-term, by the sale of commercial paper. The repurchase program does not obligate Wisconsin Energy to acquire any specific number of shares and may be suspended or terminated by the Board of Directors at any time. Through December 31, 2011, we repurchased approximately 3.2 million shares in the open market pursuant to this program at an average cost of $30.79 per share and a total cost of $100.0 million.

2010 vs. 2009: Cash used in financing activities during 2010 was $172.6 million, compared to $95.7 million of cash provided in 2009. During 2010, we issued a total of $530.0 million of long-term debt and retired $291.7 million of long-term debt. The net proceeds from the new issuance of debt were used to repay short-term debt incurred to finance the construction of OC 1 and for other corporate purposes.

Our common stock dividends increased in 2010 as we raised our dividend rate by 18.5%.

No new shares of Wisconsin Energy's common stock were issued in 2011, 2010 or 2009. During these years, our plan agents purchased, in the open market, 3.0 million shares at a cost of $93.9 million, 5.8 million shares at a cost of $156.6 million and 1.4 million shares at a cost of $29.6 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2011, 2010 and 2009, we received proceeds of $54.4 million, $90.9 million and $17.0 million, respectively, related to the exercise of stock options. In addition, we instructed our independent agents to purchase shares of our common stock in the open market to satisfy our obligations under our dividend reinvestment plan and various employee benefit plans.

CAPITAL RESOURCES AND REQUIREMENTS

Liquidity

We anticipate meeting our capital requirements during 2012 and beyond primarily through internally generated funds and short-term borrowings, supplemented by the issuance of intermediate or long-term debt securities depending on market conditions and other factors.

We currently have access to the capital markets and have been able to generate funds internally and externally to meet our capital requirements. Our ability to attract the necessary financial capital at reasonable terms is critical to our overall strategic plan. We currently believe that we have adequate capacity to fund our operations for the foreseeable future through our existing borrowing arrangements, access to capital markets and internally generated cash.

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas maintain bank back-up credit facilities, which provide liquidity support for each company's obligations with respect to commercial paper and for general corporate purposes.

As of December 31, 2011, we had approximately $1.2 billion of available, undrawn lines under our bank back-up credit facilities that were entered into in December 2010. As of December 31, 2011, we had approximately $669.9 million of commercial paper outstanding on a consolidated basis that was supported by the available lines of credit. During 2011, our maximum commercial paper outstanding was $717.3 million with a weighted-average interest rate of 0.25%. For additional information regarding our commercial paper balances during 2011, see Note K -- Short-Term Debt in the Notes to Consolidated Financial Statements.

We review our bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support our operations. The following table summarizes such facilities as of December 31, 2011:

Company	Total Facility	Letters of Credit	Credit Available	Facility Expiration
		(Millions of Dollars)		
Wisconsin Energy	$ 450.0	$ 0.4	$ 449.6	December 2013
Wisconsin Electric	$ 500.0	$ 5.9	$ 494.1	December 2013
Wisconsin Gas	$ 300.0	$ —	$ 300.0	December 2013

Each of these facilities has a renewal provision for two one-year extensions, subject to lender approval.

The following table shows our capitalization structure as of December 31, 2011 and 2010, as well as an adjusted capitalization structure that we believe is consistent with the manner in which the rating agencies currently view the Junior Notes:

	2011		2010	
Capitalization Structure	Actual	Adjusted	Actual	Adjusted
	(Millions of Dollars)			
Common Equity	$ 3,963.3	$ 4,213.3	$ 3,802.1	$ 4,052.1
Preferred Stock of Subsidiary	30.4	30.4	30.4	30.4
Long-Term Debt (including current maturities)	4,646.9	4,396.9	4,405.4	4,155.4
Short-Term Debt	669.9	669.9	657.9	657.9
Total Capitalization	$ 9,310.5	$ 9,310.5	$ 8,895.8	$ 8,895.8
Total Debt	$ 5,316.8	$ 5,066.8	$ 5,063.3	$ 4,813.3
Ratio of Debt to Total Capitalization	57.1%	54.4%	56.9%	54.1%

For a summary of the interest rate, maturity and amount outstanding of each series of our long-term debt on a consolidated basis, see the Consolidated Statements of Capitalization.

Included in Long-Term Debt on our Consolidated Balance Sheet as of December 31, 2011 and 2010 is $500 million aggregate principal amount of the Junior Notes. The adjusted presentation attributes $250 million of the Junior Notes to Common Equity and $250 million to Long-Term Debt. We believe this presentation is consistent with the 50% or greater equity credit the majority of rating agencies currently attribute to the Junior Notes.

The adjusted presentation of our consolidated capitalization structure is presented as a complement to our capitalization structure presented in accordance with GAAP. Management evaluates and manages Wisconsin Energy's capitalization structure, including its total debt to total capitalization ratio, using the GAAP calculation as adjusted by the rating agency treatment of the Junior Notes. Therefore, we believe the non-GAAP adjusted presentation reflecting this treatment is useful and relevant to investors in understanding how management and the rating agencies evaluate our capitalization structure.

As described in Note I -- Common Equity, in the Notes to Consolidated Financial Statements, certain restrictions exist on the ability of our subsidiaries to transfer funds to us. We do not expect these restrictions to have any material effect on our operations or ability to meet our cash obligations.

Wisconsin Electric is the obligor under two series of tax exempt pollution control refunding bonds in outstanding principal amounts of $147 million. In August 2009, Wisconsin Electric terminated letters of credit that provided credit and liquidity support for the bonds, which resulted in a mandatory tender of the bonds. Wisconsin Electric issued commercial paper to fund the purchase of the bonds. As of December 31, 2011, the repurchased bonds were still outstanding, but were reported as a reduction in our consolidated long-term debt because they are held by Wisconsin Electric. Depending on market conditions and other factors, Wisconsin Electric may change the method used to determine the interest rate on the bonds and have them remarketed to third parties.

Bonus Depreciation Provisions

In December 2010, the President of the United States signed tax legislation extending the bonus depreciation rules to certain projects placed in service in 2010, 2011 and 2012. As a result of this extension, we recognized increased federal tax depreciation in 2010 and 2011 relating to assets placed in service during those years, including the Glacier Hills Wind Park, OC 1 and OC 2. In addition, we also anticipate an increase in tax depreciation in 2012 for assets placed in service during 2012, including the Oak Creek AQCS project. As a result of the increased tax depreciation in 2011 and 2012, we will not make federal income tax payments for 2011 and do not anticipate making federal income tax payments for 2012.

Credit Rating Risk

We do not have any credit agreements that would require material changes in payment schedules or terminations as a result of a credit rating downgrade. We do have certain agreements in the form of commodity contracts and employee benefit plans that could require collateral or a termination payment in the event of a credit rating change to below BBB- at S&P and/or Baa3 at Moody's. As of December 31, 2011, we estimate that the collateral or the termination payments required under these agreements totaled approximately $184.5 million. Generally, collateral may be provided by a Wisconsin Energy guaranty, letter of credit or cash. We also have commodity contracts that in the event of a credit rating downgrade could result in a reduction of our unsecured credit granted by counterparties.

In addition, access to capital markets at a reasonable cost is determined in large part by credit quality. Any credit ratings downgrade could impact our ability to access capital markets.

In November 2011, Moody's affirmed the ratings of Wisconsin Gas (commercial paper, P-1; senior unsecured, A2). In December 2011, Moody's affirmed the ratings of Wisconsin Energy (commercial paper, P-2; senior unsecured, A3; junior unsecured, Baa1), Wisconsin Electric (commercial paper, P-1; senior unsecured, A2), Elm Road Generating Station Supercritical, LLC (ERGSS) (senior notes, A2) and Wisconsin Energy Capital Corporation (WECC) (senior unsecured, A3). Moody's affirmed the stable ratings outlook assigned to each company.

In June 2011, S&P raised the rating of Wisconsin Energy's junior unsecured debt to BBB from BBB-, and affirmed the ratings of the remaining debt of Wisconsin Energy (commercial paper, A-2; senior unsecured, BBB+), Wisconsin Electric (commercial paper, A-2; senior unsecured, A-), Wisconsin Gas (commercial paper, A-2; senior unsecured, A-) and ERGSS (senior notes, A-). S&P also revised the ratings outlooks assigned to each company from positive to stable in June 2011, after revising the ratings outlooks of each company from stable to positive in March 2011.

In June 2011, Fitch affirmed the ratings of Wisconsin Energy (commercial paper, F2; senior unsecured, A-; junior unsecured, BBB), Wisconsin Electric (commercial paper, F1; senior unsecured, A+), Wisconsin Gas (commercial paper, F1; senior unsecured, A+), ERGSS (senior notes, A+) and WECC (senior unsecured, A-). Fitch also affirmed the stable ratings outlooks assigned to each company.

Subject to other factors affecting the credit markets as a whole, we believe our current ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agencies only. An explanation of the significance of these ratings may be obtained from each rating agency. Such ratings are not a recommendation to buy, sell or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency.

Capital Requirements

Capital Expenditures: Our estimated 2012, 2013 and 2014 capital expenditures are as follows:

Capital Expenditures	2012	2013	2014
		(Millions of Dollars)	
Utility			
Renewable	$ 160.6	$ 24.4	$ —
Environmental	71.0	43.3	38.8
Base Spending	473.2	611.0	586.4
Total Utility	704.8	678.7	625.2
We Power	20.1	41.4	16.5
Other	15.3	9.3	1.7
Total	$ 740.2	$ 729.4	$ 643.4

Base spending primarily consists of upgrading our electric and gas distribution systems. Our actual future long-term capital requirements may vary from these estimates because of changing environmental and other regulations such as air quality standards, renewable energy standards and electric reliability initiatives that impact our utility energy segment.

Common Stock Matters: During 2012, we expect to continue to repurchase our common stock under the share repurchase program approved by the Board on May 5, 2011, and to pay the increased quarterly dividend of $0.30 per share approved by the Board in January 2012.

Investments in Outside Trusts: We use outside trusts to fund our pension and certain other post-retirement obligations. These trusts had investments of approximately $1.5 billion as of December 31, 2011. These trusts hold investments that are subject to the volatility of the stock market and interest rates.

During 2011, we contributed $236.4 million to our qualified pension plans and $41.0 million to our qualified Other Post-Retirement Employee Benefit (OPEB) plans. We did not make contributions to the plans during 2010 as they were adequately funded. Future contributions to the plans will be dependent upon many factors, including the performance of existing plan assets and long-term discount rates. For additional information, see Note N -- Benefits in the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements: We are a party to various financial instruments with off-balance sheet risk as a part of our normal course of business, including financial guarantees and letters of credit which support construction projects, commodity contracts and other payment obligations. We believe that these agreements do not have, and are not reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors. For additional information, see Note G -- Variable Interest Entities and Note O -- Guarantees in the Notes to Consolidated Financial Statements in this report.

Contractual Obligations/Commercial Commitments: We have the following contractual obligations and other commercial commitments as of December 31, 2011:

	Payments Due by Period				
Contractual Obligations (a)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of Dollars)				
Long-Term Debt Obligations (b)	$ 8,245.2	$ 273.1	$ 1,181.6	$ 891.1	$ 5,899.4
Capital Lease Obligations (c)	295.1	38.9	82.3	88.6	85.3
Operating Lease Obligations (d)	63.3	16.3	10.4	7.6	29.0
Purchase Obligations (e)	13,473.1	974.1	1,446.1	1,072.4	9,980.5
Other Long-Term Liabilities (f)	111.4	110.3	0.8	0.3	—
Total Contractual Obligations	$ 22,188.1	$ 1,412.7	$ 2,721.2	$ 2,060.0	$ 15,994.2

(a) The amounts included in the table are calculated using current market prices, forward curves and other estimates.

(b) Principal and interest payments on Long-Term Debt (excluding capital lease obligations). For the purpose of determining our contractual obligations and commercial commitments only, we assumed the Junior Notes would be retired in 2017 with the proceeds from the issuance of qualifying securities pursuant to the terms of the Replacement Capital Covenant (RCC).

(c) Capital Lease Obligations of Wisconsin Electric for power purchase commitments.

(d) Operating Lease Obligations for power purchase commitments and vehicle and rail car leases.

(e) Purchase Obligations under various contracts for the procurement of fuel, power, gas supply and associated transportation related to utility operations and for construction, information technology and other services for utility and We Power operations. This includes the power purchase agreement for Point Beach.

(f) Other Long-Term Liabilities includes the expected 2012 supplemental executive retirement plan obligation. For additional information on employer contributions to our benefit plans, see Note N -- Benefits in the Notes to Consolidated Financial Statements.

The table above does not include liabilities related to the accounting treatment for uncertainty in income taxes because we are not able to make a reasonably reliable estimate as to the amount and period of related future payments at this time. For additional information regarding these liabilities, refer to Note H -- Income Taxes in the Notes to Consolidated Financial Statements in this report.

Obligations for utility operations have historically been included as part of the rate-making process and therefore are generally recoverable from customers.

FACTORS AFFECTING RESULTS, LIQUIDITY AND CAPITAL RESOURCES

MARKET RISKS AND OTHER SIGNIFICANT RISKS

We are exposed to market and other significant risks as a result of the nature of our businesses and the environment in which those businesses operate. These risks, described in further detail below, include but are not limited to:

Regulatory Recovery: Our utility energy segment accounts for its regulated operations in accordance with accounting guidance for regulated entities. Our rates are determined by regulatory authorities. Our primary regulator is the PSCW. Regulated entities are allowed to defer certain costs that would otherwise be charged to expense, if the regulated entity believes the recovery of these costs is probable. We record regulatory assets pursuant to specific orders or by a generic order issued by our regulators, and recovery of these deferred costs in future rates is subject to the review and approval of those regulators. We assume the risks and benefits of ultimate recovery of these items in future rates. If the recovery of these costs is not approved by our regulators, the costs are charged to income in the current period. We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulators can impose liabilities on a prospective basis for amounts previously collected from customers and for amounts that are expected to be refunded to customers. We record these items as regulatory liabilities. As of December 31, 2011, our regulatory assets totaled $1,265.7 million and our regulatory liabilities totaled $915.9 million.

Commodity Prices: In the normal course of providing energy, we are subject to market fluctuations of the costs of coal, natural gas, purchased power and fuel oil used in the delivery of coal. We manage our fuel and gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, natural gas and fuel oil. In addition, we manage the risk of price volatility by utilizing gas and electric hedging programs.

Wisconsin's retail electric fuel cost adjustment procedure mitigates some of Wisconsin Electric's risk of electric fuel cost fluctuation. Effective January 1, 2011, the PSCW implemented new fuel rules which allow for a deferral of prudently incurred fuel costs that fall outside of a symmetrical band (plus or minus 2%). Under the rules, any over or under-collection of fuel costs deferred at the end of the year would be incorporated into fuel cost recovery rates in future years. For information regarding the fuel rules, see Utility Rates and Regulatory Matters -- Wisconsin Fuel Rules.

Natural Gas Costs: Higher natural gas costs increase our working capital requirements and result in higher gross receipts taxes in the state of Wisconsin. Higher natural gas costs combined with slower economic conditions also expose us to greater risks of accounts receivable write-offs as more customers are unable to pay their bills. Higher natural gas costs may also lead to increased energy efficiency investments by our customers to reduce utility usage and/or fuel substitution.

As part of its November 2011 rate order, the PSCW authorized continued use of the escrow method of accounting for bad debt costs through December 31, 2012. The escrow method of accounting for bad debt costs allows for deferral of Wisconsin residential bad debt expense that exceeds or is less than amounts allowed in rates.

As a result of GCRMs, our gas utility operations receive dollar for dollar recovery on the cost of natural gas. However, increased natural gas costs increase the risk that customers will switch to alternative fuel sources, which could reduce future gas margins. For information concerning the natural gas utilities' GCRMs, see Utility Rates and Regulatory Matters.

Weather: Our Wisconsin utility rates are set by the PSCW based upon estimated temperatures which approximate 20-year averages. Wisconsin Electric's electric revenues and sales are unfavorably sensitive to below normal temperatures during the summer cooling season, and to some extent, to above normal temperatures during the winter heating season. Our gas revenues and sales are unfavorably sensitive to above normal temperatures during the winter heating season. A summary of actual weather information in the utility segment's service territory during 2011, 2010 and 2009, as measured by degree days, may be found above in Results of Operations.

Interest Rate: We have various short-term borrowing arrangements to provide working capital and general corporate funds. We also have variable rate long-term debt outstanding as of December 31, 2011. Borrowing levels under these arrangements vary from period to period depending on capital investments and other factors. Future short-term interest expense and payments will reflect both future short-term interest rates and borrowing levels.

We performed an interest rate sensitivity analysis as of December 31, 2011 of our outstanding portfolio of commercial paper and variable rate long-term debt. As of December 31, 2011, we had $669.9 million of commercial paper outstanding with a weighted average interest rate of 0.27% and $147.0 million of variable-rate long-term debt outstanding with a weighted average interest rate of 0.50%. A one-percentage point change in interest rates would cause our annual interest expense to increase or decrease by approximately $8.2 million.

Marketable Securities Return: We use various trusts to fund our pension and OPEB obligations. These trusts invest in debt and equity securities. Changes in the market prices of these assets can affect future pension and OPEB expenses. Additionally, future contributions can also be affected by the investment returns on trust fund assets. We believe that the financial risks associated with investment returns would be partially mitigated through future rate actions by our various utility regulators.

The fair value of our trust fund assets as of December 31, 2011 was approximately:

Wisconsin Energy Corporation	Millions of Dollars	
Pension trust funds	$	1,262.5
Other post-retirement benefits trust funds	$	255.4

For 2012, the expected long-term rate of return on plan assets is 7.25% and 7.5%, respectively, for the pension and OPEB plans.

Fiduciary oversight of the pension and OPEB trust fund investments is the responsibility of an Investment Trust Policy Committee. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target asset allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. The targeted asset allocations are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments. Investment strategies utilize a wide diversification of asset types and qualified external investment managers.

We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing actual historical returns and calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the fund.

Economic Conditions: Our service territory is within the state of Wisconsin and the Upper Peninsula of Michigan. We are exposed to market risks in the regional midwest economy.

Inflation: We continue to monitor the impact of inflation, especially with respect to the costs of medical plans, fuel, transmission access, construction costs, regulatory and environmental compliance and new generation in order to minimize its effects in future years through pricing strategies, productivity improvements and cost reductions. We do not believe the impact of general inflation will have a material impact on our future results of operations.

For additional information concerning risk factors, including market risks, see the Cautionary Statement Regarding Forward-Looking Information.

POWER THE FUTURE

All of the PTF units have been placed into service and are positioned to provide a significant portion of our future generation needs. The PTF units include PWGS 1, PWGS 2, OC 1 and OC 2. The following table identifies certain key items related to the units:

Unit Name	In Service	Cash Costs (a)
PWGS 1	July 2005	$333 million
PWGS 2	May 2008	$331 million
OC 1	February 2010	$1,354 million
OC 2	January 2011	$662 million

(a) Cash costs represent actual and current projected costs, excluding capitalized interest. Approximate costs for OC 1 and OC 2 include the cost of the settlement agreement with Bechtel adjusted for our ownership percentage.

We are recovering our costs in these units through lease payments associated with PWGS 1, PWGS 2 and OC 1 that are billed from We Power to Wisconsin Electric and then recovered in Wisconsin Electric's rates as authorized by the PSCW, the Michigan Public Service Commission (MPSC) and FERC. Wisconsin Electric is recovering the lease payments associated with OC 2 as authorized by the PSCW and FERC, and has requested authorization from the MPSC in the rate case filed in July 2011. Under the lease terms, our return is calculated using a 12.7% return on equity and the equity ratio is assumed to be 53% for the PWGS Units and 55% for the Oak Creek Units. The interest component of the return has been determined at rates in effect at the time of commercial operation.

Background: The PSCW issued orders granting Certificates of Public Convenience and Necessity (CPCN) for the construction of the PWGS and the Oak Creek expansion in 2002 and 2003, respectively.

PWGS consists of two natural gas-fired combined cycle generating units on the site of Wisconsin Electric's former Port Washington Power Plant, the natural gas lateral to supply the new plant, and the transmission system upgrades required of ATC. PWGS 1 and PWGS 2 were completed within the PSCW approved cost parameters and were placed in service in July 2005 and May 2008, respectively.

The Oak Creek expansion consists of two coal-fired generating units located adjacent to the site of Wisconsin Electric's existing Oak Creek Power Plant. OC 1 and OC 2 were placed into service on February 2, 2010 and January 12, 2011, respectively. The PSCW set the total cost for the two units at $2.191 billion. We estimate that the final cost of the Oak Creek expansion is approximately $181 million, or 8.3%, over the amount initially approved by the PSCW, of which our share is approximately $154 million. The additional amount includes the amounts payable to Bechtel Power Corporation (Bechtel) pursuant to the Settlement Agreement. The order approving the Oak Creek expansion provides for recovery of excess costs of up to 5% of the total project, subject to a prudence review by the PSCW. Costs above the 5% cap would also be included in lease payments and recovered from customers if the PSCW finds that such costs were prudently incurred and were the result of force majeure conditions, an excused event and/or event of loss. In addition, the leases provided for a guaranteed in-service date of September 29, 2009 for OC 1 and September 29, 2010 for OC 2, and imposed liquidated damages of $250,000 per day, of which ERGSS' share is approximately $208,350 per day, for failure to achieve the guaranteed in-service date unless the delays resulted from force majeure conditions or an excused event. In light of the weather delays incurred on the project and other factors, we expect to request authorization from the PSCW to recover all costs associated with the units and to grant relief from liquidated damages.

ERGSS was entitled to receive its share of $250,000 per day from Bechtel under the contract with Bechtel for each day Bechtel failed to achieve the guaranteed in-service dates of September 29, 2009 and September 29, 2010, unless the delays resulted from force majeure conditions or excused events. Pursuant to the terms of the Settlement Agreement and a change order signed concurrent with the turnover of OC 2, Bechtel was granted total schedule relief of 120 days for OC 1 and 81 days for OC 2. Therefore, Bechtel was responsible for 5 days of liquidated damages for OC 1 and 23 days for OC 2. All liquidated damages collected are for the benefit of Wisconsin Electric's customers. Although we anticipate the PSCW will agree that the excused delays were caused by force majeure and other conditions, there is no guarantee that it will grant ERGSS the same schedule relief.

For information regarding the Settlement Agreement, see Oak Creek Construction Contract in Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Lease Terms: The PSCW approved the lease agreements and related documents under which Wisconsin Electric will staff, operate and maintain PWGS 1, PWGS 2, OC 1 and OC 2. Key terms of the leased generation contracts are as follows:

PWGS 1 & PWGS 2

- Initial lease term of 25 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 25 year period on a mortgage basis amortization schedule;
- Imputed capital structure of 53% equity, 47% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Fixed construction cost of PWGS 1 and PWGS 2 at $309.6 million and $280.3 million (2001 dollars) subject to escalation at the GDP inflation rate;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the order, which do not include the key financial terms.

- Initial lease term of 30 years with the potential for subsequent renewals at reduced rates;
- Cost recovery over a 30 year period on a mortgage basis amortization schedule;
- Imputed capital structure of 55% equity, 45% debt;
- Authorized rate of return of 12.7% after tax on equity;
- Recovery of carrying costs during construction; and
- Ongoing PSCW supervisory authority over those lease terms and conditions specifically identified in the order, which do not include the key financial terms.

UTILITY RATES AND REGULATORY MATTERS

The PSCW regulates our retail electric, natural gas and steam rates in the state of Wisconsin, while FERC regulates our wholesale power, electric transmission and interstate gas transportation service rates. The MPSC regulates our retail electric rates in the state of Michigan. Within our regulated segment, we estimate that approximately 86% of our electric revenues are regulated by the PSCW, 7% are regulated by the MPSC and the balance of our electric revenues is regulated by FERC. In Wisconsin, a general rate case is typically filed every two years. All of our natural gas and steam revenues are regulated by the PSCW. Orders from the PSCW can be viewed at http://psc.wi.gov/ and orders from the MPSC can be viewed at www.michigan.gov/mpsc/.

2012 Wisconsin Rate Case: On May 26, 2011, Wisconsin Electric and Wisconsin Gas filed an application with the PSCW to initiate rate proceedings. In lieu of a traditional rate proceeding, we requested an alternative approach, which results in no increase in 2012 base rates for our customers. In 2012, Wisconsin Electric and Wisconsin Gas would seek base rate increases to be effective in 2013. In order for us to proceed under this alternative approach, Wisconsin Electric and Wisconsin Gas requested that the PSCW issue an order that:

- Authorizes Wisconsin Electric to suspend the amortization of $148 million of regulatory costs during 2012, with amortization to begin again in 2013.
- Authorizes $148 million of carrying costs and depreciation on previously authorized air quality and renewable energy projects, effective January 1, 2012.
- Authorizes the refund of $26 million of net proceeds from Wisconsin Electric's settlement of the spent nuclear fuel litigation with the DOE.
- Authorizes Wisconsin Electric to reopen the rate proceeding in 2012 to address, for rates effective in 2013, all issues set aside during 2012, including the determination of the final approved construction costs for the Oak Creek expansion.
- Schedules a proceeding to establish a 2012 fuel cost plan.

On October 6, 2011, the PSCW approved our proposal as filed. We received a final written order from the PSCW on November 3, 2011. For information related to the proceeding to establish a 2012 fuel cost plan, see 2012 Fuel Recovery Request below. We expect to initiate a traditional rate case filing in early 2012 for new electric, gas and steam rates to be effective in January 2013.

2012 Michigan Rate Case: On July 5, 2011, Wisconsin Electric filed a $17.5 million rate increase request with the MPSC, primarily to recover the costs of environmental upgrades and OC 2. Michigan law allows utilities, upon the satisfaction of certain conditions, to self-implement a rate increase request, subject to refund with interest. Therefore, in January 2012, we implemented a $5.7 million interim electric base rate increase. This increase is offset by a refund of $2.7 million of net proceeds from Wisconsin Electric's settlement of the spent nuclear fuel litigation with the DOE, resulting in a net $3.0 million rate increase. In addition, approximately $2.0 million of renewable costs were included in our Michigan fuel recovery rate effective January 1, 2012. Therefore, the total self-implementation was $7.7 million. A final decision from the MPSC is expected in July 2012.

2010 Wisconsin Rate Case: In March 2009, Wisconsin Electric and Wisconsin Gas initiated rate proceedings with the PSCW. Wisconsin Electric initially asked the PSCW to approve a rate increase for its Wisconsin retail electric customers of approximately $76.5 million, or 2.8%, and a rate increase for its natural gas customers of approximately $22.1 million, or 3.6%. In addition, Wisconsin Electric requested increases of approximately $1.4 million, or 5.8%, and approximately $1.3 million, or 6.8%, for its Milwaukee Downtown (Valley) steam utility customers and Milwaukee County steam utility customers, respectively. Wisconsin Gas asked the PSCW to approve a rate increase for its natural gas customers of approximately $38.9 million, or 4.6%.

In July 2009, Wisconsin Electric filed supplemental testimony with the PSCW updating its rate increase request for retail electric customers to reflect the impact of lower sales as a result of the decline in the economy. The effect of the change resulted in Wisconsin Electric increasing its request from $76.5 million to $126.0 million.

In December 2009, the PSCW authorized rate adjustments related to Wisconsin Electric's and Wisconsin Gas' requests to increase electric, natural gas and steam rates. The PSCW approved the following rate adjustments:

- An increase of approximately $85.8 million (3.35%) in retail electric rates for Wisconsin Electric, which was partially offset by bill credits in 2010 and included a decrease in base fuel revenues of approximately $111.0 million, or a fuel rate component decrease of 13.8%;
- A decrease of approximately $2.0 million (0.35%) for natural gas service for Wisconsin Electric;
- An increase of approximately $5.7 million (0.70%) for natural gas service for Wisconsin Gas; and
- A decrease of approximately $0.4 million (1.65%) for Wisconsin Electric's Valley steam utility customers and a decrease of approximately $0.1 million (0.47%) for its Milwaukee County steam utility customers.

These rate adjustments became effective January 1, 2010. In addition, the PSCW lowered the authorized return on equity for Wisconsin Electric from 10.75% to 10.4% and for Wisconsin Gas from 10.75% to 10.5%.
The PSCW also made, among others, the following determinations:

- New depreciation rates were incorporated into the new base rates approved in the rate case;
- Certain regulatory assets that were scheduled to be fully amortized over four years are instead being amortized over eight years; and
- Wisconsin Electric will continue to receive AFUDC on 100% of Construction Work in Progress for the environmental control projects at our Oak Creek Power Plant and at Edgewater Generating Unit 5, and on the Glacier Hills Wind Park. Wisconsin Electric sold its interest in Edgewater Generating Unit 5 in March 2011 and completed construction of Glacier Hills in December 2011.

As part of its final decision in the 2010 rate case, the PSCW authorized Wisconsin Electric to reopen the docket in 2010 to review updated 2011 fuel costs. On September 3, 2010, Wisconsin Electric filed an application with the PSCW to reopen the docket to review updated 2011 fuel costs and to set rates for 2011 that reflect those costs. Wisconsin Electric requested an increase in 2011 Wisconsin retail electric rates of $38.4 million, or 1.4%, related to the increase in 2011 monitored fuel costs as compared to the level of monitored fuel costs then embedded in rates. In December 2010, Wisconsin Electric reduced its request by approximately $5.2 million. Adjustments by the PSCW reduced the request by an additional $7.8 million. The PSCW issued its final decision, which increased annual Wisconsin retail rates by $25.4 million effective April 29, 2011. The net increase was being driven primarily by an increase in the delivered cost of coal.

2010 Michigan Rate Increase Request: In July 2009, Wisconsin Electric filed a $42 million rate increase request with the MPSC, primarily to recover the costs of PTF projects. In December 2009, the MPSC approved Wisconsin Electric's modified self-implementation plan to increase electric rates in Michigan by approximately $12 million, effective upon commercial operation of OC 1, which occurred on February 2, 2010. On July 1, 2010, the MPSC issued the final order, approving an additional increase of $11.5 million effective July 2, 2010. The combined total increase is $23.5 million annually, or 14.2%. In August 2010, our largest customers, two iron ore mines, filed an appeal with the MPSC regarding this rate order. In October 2010, the MPSC ruled on the mines' appeal and reduced the rate increase by approximately $0.3 million annually, effective November 1, 2010. In November 2010, the mines filed a Claim of Appeal of the October 2010 order with the Michigan Court of Appeals. In December 2010, the MPSC filed a Motion for Remand with the Court of Appeals. In March 2011, the Court of Appeals denied the Motion for Remand. All briefs have been filed and the case is awaiting scheduling of oral argument, which we expect to occur in the first quarter of 2012.

Limited Rate Adjustment Requests

2012 Fuel Recovery Request: On August 3, 2011, Wisconsin Electric filed a $50 million rate increase request with the PSCW to recover forecasted increases in fuel and purchased power costs. The primary reasons for the increase are projected higher coal, coal transportation and purchased power costs. This filing was made under the new Wisconsin fuel rules which require annual fuel cost filings. On January 5, 2012, the PSCW issued an order which provided for an increase in fuel costs of approximately $26 million, offset by approximately $26 million from the settlement with the DOE regarding the storage of spent nuclear fuel, resulting in no change in customer rates.

2010 Fuel Recovery Request: In February 2010, Wisconsin Electric filed a $60.5 million rate increase request with the PSCW to recover forecasted increases in fuel and purchased power costs. The increase in fuel and purchased power costs was driven primarily by increases in the price of natural gas compared to the forecasted prices included in the 2010 PSCW rate case order, changes in the timing of plant outages and increased MISO costs. Effective March 25, 2010, the PSCW approved an annual increase of $60.5 million in Wisconsin retail electric rates on an interim basis. On April 28,

2011, the PSCW approved the final increase with no changes.

2009 Fuel Order: Under the fuel rules in effect in 2008 and 2009, a Wisconsin utility could request an emergency rate increase if projected costs fell outside of a prescribed range of costs which was plus or minus 2% of the fuel rate approved in a general rate proceeding.

In March 2008, Wisconsin Electric filed a request for an emergency rate increase with the PSCW to recover forecasted increases in fuel and purchased power costs. The PSCW authorized a total increase of $118.9 million. In April 2009, Wisconsin Electric filed a request with the PSCW to decrease annual Wisconsin retail electric rates by $67.2 million because it forecasted that its monitored fuel cost for 2009 would fall outside the range prescribed by the PSCW and would be less than the fuel cost reflected in then authorized rates. The PSCW approved this request on an interim basis with rates effective May 1, 2009.

The PSCW staff audited the fuel costs for the year 2009 to determine whether Wisconsin Electric collected excess revenues as a result of the fuel surcharges that were in place in 2008 and 2009. Under the fuel rules, if a utility collects excess revenues in a year in which it implemented an emergency fuel surcharge, it is required to refund to customers the over-collected fuel surcharge revenue up to the amount of the excess revenues. In February 2011, the PSCW closed out its review of this matter and determined that Wisconsin Electric did not collect any excess revenues.

Other Utility Rate Matters

Oak Creek Air Quality Control System Approval: In July 2008, we received approval from the PSCW granting Wisconsin Electric authority to construct wet flue gas desulfurization and selective catalytic reduction facilities at Oak Creek Power Plant units 5-8. Construction of these emission controls began in late July 2008, and we expect the installation to be completed during 2012. We currently expect the cost of completing this project to be approximately $750 million ($900 million including AFUDC). The cost of constructing these facilities has been included in our previous estimates of the costs to implement the Consent Decree with the United States Environmental Protection Agency (EPA).

Wisconsin Fuel Rules: Embedded within Wisconsin Electric's base rates is an amount to recover fuel costs. New fuel rules adopted in December 2010 require the company to defer, for subsequent rate recovery or refund, any under-collection or over-collection of fuel costs that are outside of the utility's symmetrical fuel cost tolerance, which the PSCW set at plus or minus 2% of the utility's approved fuel cost plan. Fuel cost plans approved by the PSCW after January 1, 2011 are subject to the new rules. The deferred fuel costs are subject to an excess revenues test.

Electric Transmission Cost Recovery: Wisconsin Electric divested its transmission assets with the formation of ATC in January 2001. We now procure transmission service from ATC at FERC approved tariff rates. In connection with the formation of ATC, our transmission costs have escalated due to the socialization of costs within ATC and increased transmission infrastructure requirements in the state. In 2002, in connection with the increased costs experienced by our customers, the PSCW issued an order which allowed us to use escrow accounting whereby we deferred transmission costs that exceeded amounts embedded in our rates. We were allowed to earn a return on the unrecovered transmission costs we deferred at our weighted-average cost of capital. As of December 31, 2011, we had $118.3 million of unrecovered transmission costs. The escrow accounting treatment has been discontinued as our 2008 and 2010 PSCW rate orders have provided for recovery of these costs.

Gas Cost Recovery Mechanism: Our natural gas operations operate under GCRMs as approved by the PSCW. Generally, the GCRMs allow for a dollar for dollar recovery of gas costs. As part of its January 2010 rate order, the PSCW approved changes to the GCRMs. The GCRMs now use a modified one for one method that measures commodity purchase costs against a monthly benchmark which includes a 2% tolerance. Costs in excess of this monthly benchmark are subject to additional review by the PSCW before they can be passed through to our customers. The modified one for one is the same method used by the other utilities in Wisconsin.

Depreciation Rates: In January 2009, we filed a depreciation study with the PSCW, proposing new depreciation rates that would reduce annual depreciation expense by approximately $55 million. The PSCW approved the depreciation study and the new depreciation rates began on January 1, 2010. We estimate that the new depreciation rates did not have a material impact on earnings because the new depreciation rates were considered when the PSCW set our 2010 electric and gas rates.

Renewables, Efficiency and Conservation: In March 2006, Wisconsin revised the requirements for renewable energy generation by enacting Act 141. Act 141 defines "baseline renewable percentage" as the average of an energy provider's renewable energy percentage for 2001, 2002 and 2003. A utility's renewable energy percentage is equal to the amount of its total retail energy sales that are provided by renewable sources. Wisconsin Electric's baseline renewable energy percentage is 2.27%. Under Act 141, Wisconsin Electric could not decrease its renewable energy percentage for the years 2006-2009, and for the years 2010-2014, it must increase its renewable energy percentage at least two percentage points to a level of 4.27%. As of December 31, 2011, we are in compliance with the Wisconsin renewable energy percentage of 4.27%. Act 141 further requires that for the year 2015 and beyond, the renewable energy percentage must increase at least six percentage points above the baseline to a level of 8.27%. Act 141 establishes a goal that 10% of all electricity consumed in Wisconsin be generated by renewable resources by December 31, 2015. To comply with increasing requirements, Wisconsin Electric has constructed and contracted for several hundred megawatts of wind generation and is in the process of constructing approximately 50 MW of biomass fueled generation. With the commercial operation of the Glacier Hills Wind Park in December 2011 and assuming the biomass project is completed on schedule, we expect to be in compliance with Act 141 through the year 2016. To remain in compliance with Act 141, we would need to construct or contract for the equivalent of approximately 400 MW of additional wind generating capacity beyond 2016. See Renewable Energy Portfolio discussion below for additional information regarding the development of renewable energy generation.

Act 141 allows the PSCW to delay a utility's implementation of the renewable portfolio standard if it finds that achieving the renewable requirement would result in unreasonable rate increases or would lessen reliability, or that new renewable projects could not be permitted on a timely basis or could not be served by adequate transmission facilities. Act 141 provides that if a utility is in compliance with the renewable energy and energy efficiency requirements as determined by the PSCW, then the utility may not be ordered to achieve additional energy conservation or efficiency. Prior to Act 141, there had been no agreement on how to determine compliance with the Energy Priorities law, which provides that it is the policy of the PSCW, to the extent it is cost-effective and technically feasible, to consider the following options in the listed order when reviewing energy-related applications: (1) energy conservation and efficiency, (2) noncombustible renewable energy resources, (3) combustible renewable energy resources, (4) natural gas, (5) oil or low sulfur coal and (6) high sulfur coal and other carbon-based fuels.

Act 141 also redirects the administration of energy efficiency, conservation and renewable programs from the Wisconsin Department of Administration back to the PSCW and/or contracted third parties. In addition, Act 141 required that 1.5% of utilities' annual operating revenues be used to fund these programs in 2011. The funding required by Act 141 decreased to 1.2% of annual operating revenues in 2012.

Public Act 295 enacted in Michigan calls for the implementation of a renewable portfolio standard by 2015 and energy optimization (efficiency) targets up to 1% annually by 2015. Public Act 295 specifically calls for current recovery of costs incurred to meet the standards and provides for ongoing review and revision to assure the measures taken are cost-effective.

Renewable Energy Portfolio: The Blue Sky Green Field wind farm project, which has 88 turbines with an installed capacity of 145 MW, commenced commercial operation in May 2008. The Glacier Hills Wind Park, which has 90 turbines with an installed capacity of 162 MW, commenced commercial operation in December 2011. We estimate that the final cost of the Glacier Hills Wind Park will be approximately $355 million.

We are constructing a biomass-fueled power plant at Domtar Corporation's Rothschild, Wisconsin paper mill site. Wood waste and wood shavings will be used to produce approximately 50 MW of renewable electricity and will also support Domtar's sustainable papermaking operations. Construction commenced on June 27, 2011. We currently expect to invest between $245 million and $255 million, excluding AFUDC, in the plant and we expect the plant to be completed during the fall of 2013.

Pursuant to the National Defense Authorization Act (NDAA), which was passed in December 2011, utilities are now able to elect to receive a cash grant for renewable energy projects without the effect of normalization for income tax purposes. We are currently evaluating the impact of the NDAA on whether we pursue federal production tax credits or grants for certain of our renewable generation projects.

ELECTRIC SYSTEM RELIABILITY

In response to customer demand for higher quality power required by modern equipment, we are evaluating and updating our electric distribution system. We are taking steps to reduce the likelihood of outages by upgrading substations and rebuilding lines to upgrade voltages and reliability. These improvements, along with better technology for analysis of our existing system, better resource management to speed restoration and improved customer communication, are near-term efforts to enhance our current electric distribution infrastructure. For the long-term, we have developed a distribution system asset management strategy that requires increased levels of automation of both substations and line equipment to consistently provide the level of reliability needed for a digital economy.

We had adequate capacity to meet all of our firm electric load obligations during 2011 and 2010. All of our generating plants performed well during the warmest periods of the summer and all power purchase commitments under firm contract were received. During this period, public appeals for conservation were not required and we did not interrupt or curtail service to non-firm customers who participate in load management programs. We expect to have adequate capacity to meet all of our firm load obligations during 2012. However, extremely hot weather, unexpected equipment failure or unavailability could require us to call upon load management procedures.

ENVIRONMENTAL MATTERS

Overview

Consistent with other companies in the energy industry, we face significant ongoing environmental compliance and remediation obligations related to current and past operations. Specific environmental issues affecting our utility and non-utility energy segments include but are not limited to current and future regulation of: (1) air emissions such as Sulfur Dioxide (SO_2), Nitrogen Oxide (NO_x), fine particulates, mercury and greenhouse gas emissions; (2) water discharges; (3) disposal of coal combustion by-products such as fly ash; and (4) remediation of impacted properties, including former manufactured gas plant sites.

We are continuing to pursue a proactive strategy to manage our environmental compliance obligations, including: (1) developing additional sources of renewable electric energy supply; (2) reviewing water quality matters such as discharge limits and cooling water requirements and implementing improvements to our cooling water intake systems as needed; (3) adding emission control equipment to existing facilities to comply with new ambient air quality standards and federal clean air rules; (4) implementing a Consent Decree with the EPA to reduce emissions of SO_2 and NO_x by more than 65% by 2013; (5) continuing the beneficial use of ash and other solid products from coal-fired generating units; and (6) conducting the clean-up of former manufactured gas plant sites.

Air Quality

EPA Consent Decree: In April 2003, Wisconsin Electric reached a Consent Decree with the EPA, in which it agreed to significantly reduce air emissions from certain of its coal-fired generating facilities. The U.S. District Court for the Eastern District of Wisconsin approved the amended Consent Decree and entered it in October 2007. The Consent Decree was further amended in January 2012 to change the point of air monitoring at the Oak Creek Power Plant to accommodate the AQCS scheduled to begin service in 2012. For further information, see Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

8-hour Ozone Standard: In April 2004, the EPA designated 10 counties in southeastern Wisconsin as non-attainment areas for the 8-hour ozone ambient air quality standard. The EPA has since redesignated three of these counties - Kewaunee, Manitowoc and Door - in attainment with the standard, and has made a finding that the remaining seven counties have achieved attainment with the standard. The EPA has stated, however, that Wisconsin must revise a portion of its State Implementation Plan (SIP) relating to volatile organic compounds, which do not apply to our facilities, before these seven counties can be formally redesignated. Pending redesignation, we will continue to be subject to more stringent permitting standards for new or revised facilities in the affected seven counties.

In March 2008, the EPA announced its decision to further lower the 8-hour ozone standard, and in January 2010, the EPA proposed to lower that standard further. However, in September 2011, President Obama requested the EPA to delay the reconsideration of the 8-hour ozone standard until 2013, and the EPA began implementing the 2008 standard. The EPA has stated that it plans to finalize the designations under the 2008 ozone standard by May 31, 2012. The EPA has preliminarily designated Waukesha, Washington, Milwaukee and Racine Counties as being in attainment with the standard. Currently, the only counties in Wisconsin that are proposed for non-attainment are Kenosha and Sheboygan Counties.

Fine Particulate Standard: In December 2006, a more restrictive federal standard for fine particulate matter ($PM_{2.5}$) became effective; however, in February 2009, the U.S. Court of Appeals for the D.C. Circuit issued a decision on the revised standard and remanded it back to the EPA for revision. In October 2009, the EPA designated three counties in southeast Wisconsin (Milwaukee, Waukesha and Racine) as not meeting the 2006 daily standard for $PM_{2.5}$. Wisconsin has submitted a request to the EPA to redesignate these three counties as being in attainment with the 2006 standard. If the EPA denies this request, Wisconsin will be required to develop a SIP and submit it to the EPA for approval, and will need to implement actions to reach attainment in the 2014-2019 time period. The impact of future SIP requirements on our operations, if any, cannot be determined at this time, particularly given the EPA's continued efforts to revise the 2006 standard in light of the D.C. Circuit Court's decision.

In a related matter, in August 2010, the Wisconsin Natural Resources Board adopted rules to reflect changes made by the EPA in their regulations regarding the regulation of $PM_{2.5}$. The rule became effective on January 1, 2011. $PM_{2.5}$ is proposed to be included as a pollutant used to determine whether a facility is a major source of air pollution. Additionally, any modifications to an existing facility that would result in increases in $PM_{2.5}$ emissions could trigger pre-construction permitting requirements, including requirements to control emissions to levels which represent best available control technology or lowest achievable emission rate.

Sulfur Dioxide Standard: In June 2010, the EPA issued new hourly SO_2 National Ambient Air Quality Standards that became effective in August 2010. These standards, as modified, represent a significant change from the previous SO_2 standards. The new standards, among other things, require attainment designations to be based on modeling rather than monitoring. Traditionally, attainment designations were based on monitored data.

Various parties have submitted judicial and administrative challenges to this rule, and litigation is pending in the U.S. Court of Appeals for the D.C. Circuit challenging, among other things, the stringency of the standards and the EPA's plans to require attainment designations to be based on modeling.

If the new standards remain in place, we believe that we would not need to make significant capital expenditures at the majority of our generation units because of prior investments in pollution control equipment and technology. However, we believe that the new standards may require us to retire our Presque Isle Power Plant in the Upper Peninsula of Michigan early because the cost of installing new pollution control equipment at this plant may exceed other alternatives we are currently studying, which include investing in the transmission system in that region, adding new air quality controls and possible shared ownership of the Presque Isle Power Plant. The new standards may also require us to make modifications at some of our smaller generation units.

Nitrogen Dioxide Standard: In January 2010, the EPA announced a new hourly Nitrogen Dioxide standard, which became effective in April 2010. We are unable to predict the impact on the operation of our coal-fired generation facilities until final attainment designations are made and until any potential additional rules are adopted.

Mercury and Other Hazardous Air Pollutants: On December 16, 2011, the EPA issued the final utility Maximum Achievable Control Technology (MACT) rule (referred to as the Mercury and Air Toxics Standards (MATS) rule), which imposes stringent limitations on numerous hazardous air pollutants, including mercury, from coal and oil-fired electric generating units. While we are continuing to evaluate the impact of the rule on the operation of our existing coal-fired generation facilities, as well as alternatives for complying with the rule, we currently estimate our cost to comply with this rule will be approximately $16 million. Based upon our review, the Valley Power Plant (VAPP) and Presque Isle Power Plant may require additional modifications. In addition, we believe that our clean air strategy, including the environmental upgrades that have already been constructed and that are currently under construction at our other plants, positions those plants well to meet the rule's requirements.

Cross-State Air Pollution Rule: On August 8, 2011, the EPA issued a final rule, the Cross-State Air Pollution Rule (CSAPR), formerly known as the Clean Air Transport Rule. This rule was proposed in 2010 to replace the Clean Air Interstate Rule (CAIR), which had been remanded to the EPA in 2008. The stated purpose of the CSAPR is to limit the interstate transport of emissions of NO_x and SO_2 that contribute to fine particulate matter and ozone non-attainment in downwind states through a proposed allocation scheme. On October 14, 2011, the EPA published proposed revisions to CSAPR, which if finalized, would delay the implementation date for certain penalty provisions that could potentially impact the Presque Isle Power Plant and increase the number of allowances issued to the states of Michigan and Wisconsin. Even with these proposed revisions, however, the Presque Isle Power Plant may not have been allocated sufficient allowances to meet its obligations to operate and provide stability to the transmission system in the Upper Peninsula of Michigan. This situation could then put the plant at risk for certain penalties under the rule.

The rule was scheduled to become effective January 1, 2012. However, we and a number of other parties sought judicial review of the rule, and on December 30, 2011, the U.S. Court of Appeals for the District of Columbia granted a motion to stay CSAPR pending judicial review of the rule. While the CSAPR is stayed, the CAIR will remain in effect. We are unable to predict the outcome of this review at this time.

Wisconsin and Michigan Mercury Rules: Both Wisconsin and Michigan have mercury rules that require a 90% reduction of mercury. We have plans in place to comply with those requirements and the costs of these plans are incorporated into our capital and operation and maintenance costs.

Clean Air Visibility Rule: The EPA issued the Clean Air Visibility Rule (CAVR) in June 2005 to address Regional Haze, or regionally-impaired visibility caused by multiple sources over a wide area. The rule defines Best Available Retrofit

Technology (BART) requirements for electric generating units and how BART will be addressed in the 28 states subject to EPA's CAIR. The pollutants from power plants that reduce visibility include $PM_{2.5}$ or compounds that contribute to fine particulate formation, NO_x, SO_2 and ammonia.

Pursuant to the rule, in July 2011, Wisconsin proposed a draft SIP for public comment. Michigan submitted a complete SIP to the EPA, but on December 30, 2011, the EPA proposed to disapprove the portion of the Michigan SIP that related to utility reductions of NO_x and SO_2 that were expected to occur under CAIR because the EPA had replaced the CAIR program with CSAPR. In this same proposal, the EPA proposed a partial Federal Implementation Plan (FIP) for Michigan that would rely on CSAPR for utility reductions of NO_x and SO_2. Issuance of a final partial FIP to Michigan may not occur while judicial review of CSAPR is pending. The EPA did not take action on the other portions of the Michigan SIP submittal.

The BART rules completed by Wisconsin and Michigan, which cover one aspect of the CAVR regulations, are partially based on utility reductions of NO_x and SO_2 that were expected to occur under CAIR. While the EPA has expressed its intention to allow states to consider utility reductions of NO_x and SO_2 expected under CSAPR in its Regional Haze SIPs, we will not be able to determine final impacts of these rules until judicial review of CSAPR is completed and any subsequent rulemaking activities required as result of that review have been finalized.

Climate Change: We continue to take measures to reduce our emissions of greenhouse gases. We support flexible, market-based strategies to curb greenhouse gas emissions, including emissions trading, joint implementation projects and credit for early actions. We support an approach that encourages technology development and transfer and includes all sectors of the economy and all significant global emitters. Our emissions in future years will continue to be influenced by several actions completed, planned or underway, including:

- Repowering the Port Washington Power Plant from coal to natural gas-fired combined cycle units.
- Adding coal-fired units as part of the Oak Creek expansion that are the most thermally efficient coal units in our system.
- Increasing investment in energy efficiency and conservation.
- Adding renewable capacity and promoting increased participation in the Energy for Tomorrow® renewable energy program.
- Retirement of coal units 1-4 at the Presque Isle Power Plant.

Federal, state, regional and international authorities have undertaken efforts to limit greenhouse gas emissions. The regulation of greenhouse gas emissions through legislation and regulation has been, and continues to be, a focus of the President and his administration. Although legislation that would impose mandatory requirements related to greenhouse gas emissions, renewable energy standards and/or energy efficiency standards failed to pass in the U.S. Congress, we expect such legislation to be considered in the future. Any mandatory restrictions on our Carbon Dioxide (CO_2) emissions that may be adopted by Congress or Wisconsin's or Michigan's legislature could result in significant compliance costs that could affect future results of operations, cash flows and financial condition. While climate legislation has yet to be adopted, the EPA is pursuing regulation of greenhouse gas emissions using its existing authority under the Clean Air Act (CAA). These regulations are expected to impact our ability to do maintenance or modify our existing facilities, and permit new facilities. Depending on the extent of rate recovery and other factors, these rules could have a material adverse impact on our financial condition.

Beginning with 2010, we are required to report our CO_2 equivalent emissions from our electric generating facilities to the EPA under its Mandatory Reporting of Greenhouse Gases rule. For 2010, we reported CO_2 equivalent emissions of approximately 20.9 million metric tonnes to the EPA. Based upon our preliminary analysis of the monitoring data, we estimate that we will report CO_2 equivalent emissions of approximately 22.6 million metric tonnes to the EPA for 2011. The level of CO_2 and other greenhouse gas emissions vary from year to year and are dependent on the level of electric generation and mix of fuel sources, which is determined primarily by demand, the availability of the generating units, the unit cost of fuel consumed and how our units are dispatched by MISO.

We are also required to report CO_2 amounts related to the natural gas our gas utility distributes and sells. For 2010, we reported approximately 9.0 million metric tonnes of CO_2 to the EPA related to our distribution and sale of natural gas. Based upon our preliminary analysis of the monitoring data, we estimate that we will report CO_2 emissions of approximately 9.6 million metric tonnes to the EPA for 2011.

Valley Power Plant: We are exploring various options at VAPP in connection with the new environmental regulations, including converting it from a coal-fired plant to a natural gas-fired plant. For further information, see Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Water Quality

Clean Water Act: Section 316(b) of the Clean Water Act requires that the location, design, construction and capacity of cooling water intake structures reflect the Best Technology Available (BTA) for minimizing adverse environmental impacts. The EPA finalized rules for new facilities (Phase I) in 2001. Final rules for cooling water intake systems at existing facilities (Phase II) were promulgated in 2004. However, as a result of litigation, the EPA withdrew the Phase II rule in July 2007 and advised states to use their best professional judgment in making BTA decisions while the rule remains suspended.

The EPA proposed a new Phase II rule on March 28, 2011, which must be finalized by July 27, 2012 in accordance with a judicial settlement entered into by the EPA. Once the rule is final, it will apply to all of our existing generating facilities with cooling water intake structures other than the Oak Creek expansion, which was permitted under the Phase I rules.

The proposed rule would create an impingement mortality reduction standard for all existing facilities. One proposed approach would allow a facility owner to satisfy the BTA requirement with respect to impingement mortality reduction if it demonstrates that its cooling water intake system has a maximum intake velocity of no more than 0.5 feet per second. Oak Creek Power Plant Units 5-8, Pleasant Prairie and Port Washington Generating Station all employ technologies that have a cooling water intake withdrawal velocity of less than 0.5 feet per second. We are still evaluating impingement mortality reduction compliance options for the Presque Isle Power Plant and VAPP.

The EPA has proposed that the BTA for entrainment mortality reduction be determined on a case-by-case basis. Therefore, permitting agencies would be required to determine BTA with respect to entrainment on a site-specific basis taking into consideration several factors. Because the entrainment reduction standard is a site-specific determination, we cannot yet determine what, if any, intake structure or operational modifications will be required to meet this proposed requirement.

Depending on the final requirements of the Phase II rule, we may need to modify the cooling water intake systems at some of our facilities. However, we are not able to make a determination until after the Phase II rule is final.

Steam Electric Effluent Guidelines: The federal Steam Electric Effluent guidelines, which regulate waste water discharges, are under review by the EPA. These rules govern discharges of waste water from our power plant processes. The EPA rules are expected to be finalized in 2014. After the promulgation of final rules, it is expected that the Wisconsin Department of Natural Resources (WDNR) will need to modify Wisconsin's rules. The existing Wisconsin state rules for waste water discharge are very stringent, and therefore, the systems that have been installed at the Pleasant Prairie Power Plant and the Oak Creek Power Plant use advanced technology. We are unable to determine the impact, if any, of these rules on our facilities at this time.

Land Quality

Proposed New Coal Combustion Products Regulation: We currently have a program of beneficial utilization for substantially all of our coal combustion products, including fly ash, bottom ash and gypsum, which minimizes the need for disposal in specially-designed landfills. Both Wisconsin and Michigan have regulations governing the use and disposal of these materials. In June 2010, the EPA issued draft rules for public comment proposing two alternative rules for regulating coal combustion products. One of the proposed rules classifies the materials as hazardous waste. We submitted comments on the proposed rules in November 2010. The EPA also issued a Notice of Data Availability (NODA) in October 2011, and we submitted comments on the NODA in November 2011. If coal combustion products are classified as hazardous waste, it could have a material adverse effect on our ability to continue our current program.

If coal combustion products are classified as hazardous waste and we terminate our coal combustion products utilization program, we could be required to dispose of the coal combustion products at a significant cost to the Company, which could adversely impact our results of operations and financial condition.

In addition, the EPA finalized the Commercial and Industrial Solid Waste Incineration Units rule under the CAA, and finalized a Non-Hazardous Secondary Materials Rule. Both of these rules have the potential to negatively affect our ability to reburn coal ash from power plants and landfills. Presently, we have a successful program for reburning coal ash to recover energy and produce a usable fly ash product for the concrete industry.

Manufactured Gas Plant Sites: We are voluntarily reviewing and addressing environmental conditions at a number of former manufactured gas plant sites. For further information, see Note R -- Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Ash Landfill Sites: We aggressively seek environmentally acceptable, beneficial uses for our combustion byproducts. For further information, see Note R -- Commitments and Contingencies in the Notes to Consolidated Financial

Statements.

LEGAL MATTERS

Cash Balance Pension Plan: In June 2009, a lawsuit was filed by Alan M. Downes, a former employee, against the Plan in the U.S. District Court for the Eastern District of Wisconsin. The complaint alleged that Plan participants who received a lump sum distribution under the Plan prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of the Employee Retirement Income Security Act of 1974 (ERISA) and were owed additional benefits, because the Plan failed to apply the correct interest crediting rate to project the cash balance account to their normal retirement age. In September 2010, the plaintiff filed a First Amended Class Action Complaint alleging additional claims under ERISA and adding Wisconsin Energy as a defendant.

In November 2011, we entered into a settlement agreement with the plaintiffs for $45.0 million, and the court promptly issued an order preliminarily approving the settlement. As part of the settlement agreement, we agreed to class certification for all similarly situated plaintiffs. The resolution of this matter resulted in a cost of less than $0.04 per share for 2011 after considering insurance and reserves established in the prior year. We do not anticipate further charges as a result of the settlement, other than certain process-related costs we expect to incur to implement the settlement. We expect the court to provide final approval of the settlement agreement in April 2012, and to pay additional benefits to class members promptly after receiving this approval.

Stray Voltage: On July 11, 1996, the PSCW issued a final order regarding the stray voltage policies of Wisconsin's investor-owned utilities. The order clarified the definition of stray voltage, affirmed the level at which utility action is required, and placed some of the responsibility for this issue in the hands of the customer. Additionally, the order established a uniform stray voltage tariff which delineates utility responsibility and provides for the recovery of costs associated with unnecessary customer demanded services.

Dairy farmers continue to make claims against Wisconsin Electric for loss of milk production and other damages to livestock allegedly caused by stray voltage and ground currents resulting from the operation of its electrical system, even though that electrical system has been operated within the parameters of the PSCW's order. The Wisconsin Supreme Court has rejected the arguments that, if a utility company's measurement of stray voltage is below the PSCW "level of concern," that utility could not be found negligent in stray voltage cases. Additionally, the Court has held that the PSCW regulations regarding stray voltage were only minimum standards to be considered by a jury in stray voltage litigation. As a result of these rulings, claims by dairy farmers for livestock damage have been based upon ground currents with levels measuring less than the PSCW "level of concern." In December 2008, a stray voltage lawsuit was filed against Wisconsin Electric. This lawsuit was settled in May 2011. This settlement did not have a material effect on our financial condition or results of operations. Another stray voltage lawsuit was filed against Wisconsin Electric in January 2011, but was dismissed without prejudice by the court on February 21, 2012. We continue to evaluate various options and strategies to mitigate this risk.

NUCLEAR OPERATIONS

Used Nuclear Fuel Storage and Disposal: During Wisconsin Electric's ownership of Point Beach, Wisconsin Electric was authorized by the PSCW to load and store sufficient dry fuel storage containers to allow Point Beach Units 1 and 2 to operate to the end of their original operating licenses, but not to exceed the original 48-canister capacity of the dry fuel storage facility. The original operating licenses were set to expire in October 2010 for Unit 1 and in March 2013 for Unit 2 before they were renewed and extended by the United States Nuclear Regulatory Commission in December 2005.

Temporary storage alternatives at Point Beach are necessary until the DOE takes ownership of and permanently removes the used fuel as mandated by the Nuclear Waste Policy Act of 1982, as amended in 1987. The Nuclear Waste Policy Act established the Nuclear Waste Fund which is composed of payments made by the generators and owners of such waste and fuel. Effective January 31, 1998, the DOE failed to meet its contractual obligation to begin removing used fuel from Point Beach, a responsibility for which Wisconsin Electric paid a total of $215.2 million into the Nuclear Waste Fund over the life of its ownership of Point Beach.

In August 2000, the United States Court of Appeals for the Federal Circuit ruled in a lawsuit brought by Maine Yankee and Northern States Power Company that the DOE's failure to begin performance by January 31, 1998 constituted a breach of the Standard Contract, providing clear grounds for filing complaints in the Court of Federal Claims. Consequently, Wisconsin Electric filed a complaint in November 2000 against the DOE in the Court of Federal Claims. In October 2004, the Court of Federal Claims granted Wisconsin Electric's motion for summary judgment on liability. The Court held a trial during September and October 2007 to determine damages. In December 2009, the Court ruled in favor of Wisconsin

Electric, granting us more than $50 million in damages. In February 2010, the DOE filed an appeal. We negotiated a settlement with the DOE for $45.5 million, which we received in the first quarter of 2011. This amount, net of costs incurred, is being returned to customers as part of the PSCW's approval of our 2012 fuel recovery request and the MPSC's approval of our interim order for the 2012 Michigan rate case.

INDUSTRY RESTRUCTURING AND COMPETITION

Electric Utility Industry

The regulated energy industry continues to experience significant changes. FERC continues to support large Regional Transmission Organizations (RTO), which will affect the structure of the wholesale market. To this end, the MISO implemented bid-based markets, the MISO Energy Markets, including the use of Locational Marginal Price (LMP) to value electric transmission congestion and losses. The MISO Energy Markets commenced operation in April 2005 for energy distribution and in January 2009 for operating reserves. Increased competition in the retail and wholesale markets, which may result from restructuring efforts, could have a significant and adverse financial impact on us. It is uncertain when retail access might be implemented, if at all, in Wisconsin; however, Michigan has adopted retail choice which potentially affects our Michigan operations.

Restructuring in Wisconsin: Electric utility revenues in Wisconsin are regulated by the PSCW. Due to many factors, including relatively competitive electric rates charged by the state's electric utilities, the PSCW has been focused on electric reliability infrastructure issues for the state of Wisconsin in recent years.

The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date.

Restructuring in Michigan: Our Michigan retail customers are allowed to remain with their regulated utility at regulated rates or choose an alternative electric supplier to provide power supply service. We have maintained our generation capacity and distribution assets and provide regulated service as we have in the past. We continue providing distribution and customer service functions regardless of the customer's power supplier.

Competition and customer switching to alternative suppliers in our service territories in Michigan has been limited. With the exception of general inquiries, no alternate supplier activity has occurred in our service territories in Michigan. We believe that this lack of alternate supplier activity reflects our small market area in Michigan, our competitive regulated power supply prices and a general lack of interest in the Upper Peninsula of Michigan as a market for alternative electric suppliers.

Electric Transmission and Energy Markets

In connection with its status as a FERC approved RTO, MISO developed bid-based energy markets, which were implemented on April 1, 2005. In January 2009, MISO commenced the Energy and Operating Reserves Markets, which includes the bid-based energy markets and an ancillary services market. We previously self-provided both regulation reserves and contingency reserves. In the MISO ancillary services market, we buy/sell regulation and contingency reserves from/to the market. The MISO ancillary services market has been able to reduce overall ancillary services costs in the MISO footprint. The MISO ancillary services market has enabled MISO to assume significant balancing area responsibilities such as frequency control and disturbance control.

In MISO, base transmission costs are currently being paid by Load Serving Entities located in the service territories of each MISO transmission owner. FERC has previously confirmed the use of the current transmission cost allocation methodology. Certain additional costs for new transmission projects are allocated throughout the MISO footprint.

In April 2006, FERC issued an order determining that MISO had not applied its energy markets tariff correctly in the assessment of Revenue Sufficiency Guarantee (RSG) charges. FERC ordered MISO to resettle all affected transactions retroactive to the commencement of the energy market. In October 2006 and March 2007, we received additional rulings from FERC on these issues. FERC's rulings have been challenged by MISO and numerous other market participants. In July 2007, MISO commenced with the resettlement of the market in response to the orders. The resettlement was completed in January 2008 and resulted in a net cost increase of $7.8 million to us. Several entities filed formal complaints with FERC on the assessment of these charges. We filed in support of these complaints.

In November 2007, FERC issued another RSG order related to the rehearing requests previously filed. This order provided a clarification that was contrary to how MISO implemented the last resettlement. Once again, several parties, including Wisconsin Electric, filed for rehearing and/or clarification with FERC.

In addition, FERC ruled on the formal complaints filed by other entities in August 2007. FERC ruled that the current RSG cost allocation methodology may be unjust and unreasonable and established a refund effective date of August 10, 2007. MISO was ordered to file a new cost allocation methodology by March 2008. MISO filed new tariff language which indicated the new cost allocation methodology cannot be applied retroactively. We extended our previous rehearing/clarification request to include the timeframe from the established refund date through March 2008. In September 2008, FERC set a paper hearing for the formal complaints filed in 2007. FERC ruled on the outstanding rehearing/clarification requests and formal complaints in November 2008. FERC's ruling ordered the resettlements to begin from the date the MISO Energy Markets commenced in order to correct the RSG cost allocation methodology. Additionally, the order also set a new RSG cost allocation effective August 10, 2007. However, numerous entities filed rehearing requests in objection of these rulings. Although MISO requested a postponement of the resettlements until the matter is resolved, the resettlement commenced in March 2009. In May 2009, FERC issued an order denying rehearing on substantive matters for the rate period beginning August 10, 2007. However, FERC modified the effective date of that rate to November 10, 2008, and ordered MISO to cease the ongoing resettlement and to reconcile all invoices and payments therein. Similarly, in June 2009, FERC dismissed rehearing requests, but waived refunds for the period April 25, 2006 through November 4, 2007. FERC also stated for the first time that it was waiving refunds for the period April 1, 2005 through April 24, 2006. We, along with others, have sought rehearing and/or appeal of the FERC's May and June 2009 determinations pertaining to refunds. In addition, there are contested compliance matters pending FERC review. The net effects of FERC's rulings are uncertain at this time.

As part of MISO, a market-based platform was developed for valuing transmission congestion premised upon the LMP system that has been implemented in certain northeastern and mid-Atlantic states. The LMP system includes the ability to mitigate or eliminate congestion costs through Auction Revenue Rights (ARRs) and Financial Transmission Rights (FTRs). ARRs are allocated to market participants by MISO and FTRs are purchased through auctions. A new allocation and auction was completed for the period of June 1, 2011 through May 31, 2012. The resulting ARR valuation and the secured FTRs should mitigate our transmission congestion risk for that period.

Natural Gas Utility Industry

Restructuring in Wisconsin: The PSCW previously instituted generic proceedings to consider how its regulation of gas distribution utilities should change to reflect the changing competitive environment in the natural gas industry. To date, the PSCW has made a policy decision to deregulate the sale of natural gas in customer segments with workably competitive market choices and has adopted standards for transactions between a utility and its gas marketing affiliates. However, work on deregulation of the gas distribution industry by the PSCW is presently on hold. Currently, we are unable to predict the impact of potential future deregulation on our results of operations or financial position.

ACCOUNTING DEVELOPMENTS

New Pronouncements: See Note B -- Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements in this report for information on new accounting pronouncements.

International Financial Reporting Standards: During 2009, the SEC announced a "roadmap" for the potential use by U.S. registrants of IFRS instead of GAAP. The SEC issued a Work Plan to consider specific areas and factors relevant to a determination of whether, when and how the current financial reporting system for U.S. registrants should be transitioned to a system incorporating IFRS. Working under the assumption that the SEC would make a decision in 2011, the Work Plan anticipated that the first time U.S. registrants would report under IFRS would be approximately 2015 or 2016. Since the release of the Work Plan, the SEC has issued several papers discussing the incorporation of IFRS into the U.S. financial reporting system and held a roundtable discussion, but has yet to make a determination regarding IFRS. To the extent the SEC determines to adopt IFRS, if at all, we are currently unable to determine when we would be required to begin using IFRS.

CRITICAL ACCOUNTING ESTIMATES

Preparation of financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and anticipated recovery of costs. These judgments, in and of themselves, could materially impact the financial statements and disclosures based on varying assumptions. In addition, the financial and operating environment may also have a significant effect, not only on the operation of our business, but on our results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies applied have not changed.

The following is a list of accounting policies that are most significant to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments:

Regulatory Accounting: Our utility subsidiaries operate under rates established by state and federal regulatory commissions which are designed to recover the cost of service and provide a reasonable return to investors. The actions of our regulators may allow us to defer costs that non-regulated entities would expense and accrue liabilities that non-regulated companies would not. As of December 31, 2011, we had $1,265.7 million in regulatory assets and $915.9 million in regulatory liabilities. In the future, if we move to market based rates, or if the actions of our regulators change, we may conclude that we are unable to follow regulatory accounting. In this situation, we would record the regulatory assets related to unrecognized pension and OPEB costs as a reduction of equity, after tax. The balance of our regulatory assets net of regulatory liabilities would be recorded as an extraordinary after-tax non-cash charge to earnings. We continually review the applicability of regulatory accounting and have determined that it is currently appropriate to continue following it. In addition, each quarter we perform a review of our regulatory assets and our regulatory environment and we evaluate whether we believe that it is probable that we will recover the regulatory assets in future rates. See Note C -- Regulatory Assets and Liabilities in the Notes to Consolidated Financial Statements for additional information.

Pension and OPEB: Our reported costs of providing non-contributory defined pension benefits (described in Note N -- Benefits in the Notes to Consolidated Financial Statements) are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience. Pension costs are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to plans and earnings on plan assets. Changes made to the provisions of the plans may also impact current and future pension costs. Pension costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the projected benefit obligation and pension costs.

Changes in pension obligations associated with these factors may not be immediately recognized as pension costs on the income statement, but generally are recognized in future years over the remaining average service period of plan participants. As such, significant portions of pension costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants.

The following table reflects pension plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant.

Pension Plan Actuarial Assumption	Impact on Annual Cost (Millions of Dollars)
0.5% decrease in discount rate and lump sum conversion rate	$ 4.7
0.5% decrease in expected rate of return on plan assets	$ 5.7

In addition to pension plans, we maintain OPEB plans which provide health and life insurance benefits for retired employees (described in Note N -- Benefits in the Notes to Consolidated Financial Statements). Our reported costs of providing these post-retirement benefits are dependent upon numerous factors resulting from actual plan experience including employee demographics (age and compensation levels), our contributions to the plans, earnings on plan assets and health care cost trends. Changes made to the provisions of the plans may also impact current and future OPEB costs. OPEB costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets and the discount rates used in determining the OPEB and post-retirement costs. Our OPEB plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns, as well as changes in general interest rates, may result in increased or decreased other post-retirement costs in future periods. Similar to accounting for pension plans, the regulators of our utility segment have adopted accounting guidance for compensation related to retirement benefits for rate-making purposes.

The following table reflects OPEB plan sensitivities associated with changes in certain actuarial assumptions by the indicated percentage. Each sensitivity reflects a change to the given assumption, holding all other assumptions constant.

OPEB Plan Actuarial Assumption		Impact on Annual Cost (Millions of Dollars)
0.5% decrease in discount rate	$	2.3
0.5% decrease in health care cost trend rate in all future years	$	(3.1)
0.5% decrease in expected rate of return on plan assets	$	1.2

Unbilled Revenues: We record utility operating revenues when energy is delivered to our customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated. This unbilled revenue is estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, estimated line losses and applicable customer rates. Significant fluctuations in energy demand for the unbilled period or changes in the composition of customer classes could impact the accuracy of the unbilled revenue estimate. Total utility operating revenues during 2011 of approximately $4.4 billion included accrued utility revenues of $252.7 million as of December 31, 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Results, Liquidity and Capital Resources -- Market Risks and Other Significant Risks in this report, as well as Note L -- Derivative Instruments and Note M -- Fair Value Measurements in the Notes to Consolidated Financial Statements, for information concerning potential market risks to which Wisconsin Energy and its subsidiaries are exposed.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED INCOME STATEMENTS

Year Ended December 31

	2011	2010	2009
	(Millions of Dollars, Except Per Share Amounts)		
Operating Revenues	$ 4,486.4	$ 4,202.5	$ 4,100.9
Operating Expenses			
Fuel and purchased power	1,169.7	1,099.9	1,059.7
Cost of gas sold	728.7	751.5	912.0
Other operation and maintenance	1,256.8	1,327.5	1,246.1
Depreciation and amortization	330.2	305.6	343.0
Property and revenue taxes	113.7	106.0	110.5
Total Operating Expenses	3,599.1	3,590.5	3,671.3
Amortization of Gain	—	198.4	230.7
Operating Income	887.3	810.4	660.3
Equity in Earnings of Transmission Affiliate	62.5	60.1	59.1
Other Income and Deductions, net	62.7	40.2	28.5
Interest Expense, net	235.8	206.4	156.7
Income from Continuing Operations Before Income Taxes	776.7	704.3	591.2
Income Tax Expense	263.9	249.9	215.5
Income from Continuing Operations	512.8	454.4	375.7
Income from Discontinued Operations, Net of Tax	13.4	2.1	6.7
Net Income	$ 526.2	$ 456.5	$ 382.4
Earnings Per Share (Basic)			
Continuing Operations	$ 2.20	$ 1.94	$ 1.61
Discontinued Operations	0.06	0.01	0.03
Total Earnings Per Share (Basic)	$ 2.26	$ 1.95	$ 1.64
Earnings Per Share (Diluted)			
Continuing Operations	$ 2.18	$ 1.92	$ 1.59
Discontinued Operations	0.06	0.01	0.03
Total Earnings Per Share (Diluted)	$ 2.24	$ 1.93	$ 1.62
Weighted Average Common Shares Outstanding (Millions)			
Basic	232.6	233.8	233.8
Diluted	235.4	236.7	235.9

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31

ASSETS

	2011	2010
	(Millions of Dollars)	
Property, Plant and Equipment		
In service	$ 12,977.7	$ 11,590.8
Accumulated depreciation	(3,797.8)	(3,624.0)
	9,179.9	7,966.8
Construction work in progress	921.3	1,569.9
Leased facilities, net	59.2	64.8
Net Property, Plant and Equipment	10,160.4	9,601.5
Investments		
Equity investment in transmission affiliate	349.7	330.5
Other	43.6	45.8
Total Investments	393.3	376.3
Current Assets		
Cash and cash equivalents	14.1	24.5
Restricted cash	45.5	8.3
Accounts receivable, net of allowance for doubtful accounts of $61.7 and $58.1	349.4	344.6
Income taxes receivable	155.1	83.7
Accrued revenues	252.7	280.3
Materials, supplies and inventories	382.0	379.1
Prepayments	140.3	125.6
Other	87.1	85.0
Total Current Assets	1,426.2	1,331.1
Deferred Charges and Other Assets		
Regulatory assets	1,238.7	1,090.1
Goodwill	441.9	441.9
Other	201.6	218.9
Total Deferred Charges and Other Assets	1,882.2	1,750.9
Total Assets	$ 13,862.1	$ 13,059.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS

December 31

CAPITALIZATION AND LIABILITIES

	2011	2010
	(Millions of Dollars)	
Capitalization		
Common equity	$ 3,963.3	$ 3,802.1
Preferred stock of subsidiary	30.4	30.4
Long-term debt	4,614.3	3,932.0
Total Capitalization	8,608.0	7,764.5
Current Liabilities		
Long-term debt due currently	32.6	473.4
Short-term debt	669.9	657.9
Accounts payable	325.7	315.4
Accrued payroll and vacation	105.9	88.3
Other	230.4	186.1
Total Current Liabilities	1,364.5	1,721.1
Deferred Credits and Other Liabilities		
Regulatory liabilities	902.0	883.8
Deferred income taxes - long-term	1,696.1	1,154.8
Deferred revenue, net	754.5	805.5
Pension and other benefit obligations	222.7	353.2
Other long-term liabilities	314.3	376.9
Total Deferred Credits and Other Liabilities	3,889.6	3,574.2
Commitments and Contingencies (Note R)		
Total Capitalization and Liabilities	$ 13,862.1	$ 13,059.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31

	2011	2010	2009
	(Millions of Dollars)		
Operating Activities			
Net income	$ 526.2	$ 456.5	$ 382.4
Reconciliation to cash			
Depreciation and amortization	336.4	317.4	346.9
Amortization of gain	—	(198.4)	(230.7)
Deferred income taxes and investment tax credits, net	430.6	104.9	187.4
Deferred revenue	3.5	100.8	201.7
Contributions to qualified benefit plans	(277.4)	—	(289.3)
Change in - Accounts receivable and accrued revenues	30.1	(50.4)	111.1
Inventories	(2.9)	(1.0)	(34.6)
Other current assets	(20.5)	14.1	24.8
Accounts payable	11.8	21.3	(119.1)
Accrued income taxes, net	(87.4)	(42.7)	43.4
Deferred costs, net	25.9	25.9	46.2
Other current liabilities	44.1	22.0	(11.7)
Other, net	(27.0)	40.0	(29.6)
Cash Provided by Operating Activities	993.4	810.4	628.9
Investing Activities			
Capital expenditures	(830.8)	(798.2)	(814.6)
Investment in transmission affiliate	(6.6)	(5.2)	(25.9)
Proceeds from asset sales	41.5	68.7	16.8
Change in restricted cash	(37.2)	186.2	192.0
Other, net	(59.4)	(85.0)	(104.4)
Cash Used in Investing Activities	(892.5)	(633.5)	(736.1)
Financing Activities			
Exercise of stock options	54.4	90.9	17.0
Purchase of common stock	(193.9)	(156.6)	(29.6)
Dividends paid on common stock	(242.0)	(187.0)	(157.8)
Issuance of long-term debt	720.0	530.0	261.5
Retirement and repurchase of long-term debt	(466.6)	(291.7)	(221.1)
Change in short-term debt	12.0	(167.2)	222.8
Other, net	4.8	9.0	2.9
Cash (Used in) Provided by Financing Activities	(111.3)	(172.6)	95.7
Change in Cash and Cash Equivalents	(10.4)	4.3	(11.5)
Cash and Cash Equivalents at Beginning of Year	24.5	20.2	31.7
Cash and Cash Equivalents at End of Year	$ 14.1	$ 24.5	$ 20.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF COMMON EQUITY

	Common Stock	Other Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Stock Options Exercisable	Total
			(Millions of Dollars)			
Balance - December 31, 2008	$ 2.3	$ 751.2	$ 2,584.2	$ (0.9)	$ 0.1	$ 3,336.9
Net income			382.4			382.4
Other comprehensive income						
Hedging, net				0.4		0.4
Comprehensive income	—	—	382.4	0.4	—	382.8
Common stock cash						
dividends of $0.675 per share			(157.8)			(157.8)
Exercise of stock options		17.0				17.0
Purchase of common stock		(29.6)				(29.6)
Tax benefit from share based compensation		6.3				6.3
Stock-based compensation and other		11.4	—		(0.1)	11.3
Balance - December 31, 2009	2.3	756.3	2,808.8	(0.5)	—	3,566.9
Net income			456.5			456.5
Other comprehensive income						
Hedging, net				0.4		0.4
Comprehensive income	—	—	456.5	0.4	—	456.9
Common stock cash						
dividends of $0.80 per share			(187.0)			(187.0)
Exercise of stock options		90.9				90.9
Purchase of common stock		(156.6)				(156.6)
Tax benefit from share based compensation		21.9				21.9
Stock-based compensation and other		9.1				9.1
Balance - December 31, 2010	2.3	721.6	3,078.3	(0.1)	—	3,802.1
Net income			526.2			526.2
Other comprehensive income						
Hedging, net				0.2		0.2
Comprehensive income	—	—	526.2	0.2	—	526.4
Common stock cash						
dividends of $1.04 per share			(242.0)			(242.0)
Exercise of stock options		54.4				54.4
Purchase of common stock		(193.9)				(193.9)
Tax benefit from share based compensation		11.9				11.9
Stock-based compensation and other		4.4				4.4
Balance - December 31, 2011	$ 2.3	$ 598.4	$ 3,362.5	$ 0.1	$ —	$ 3,963.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CAPITALIZATION

December 31

		2011	2010
		(Millions of Dollars)	
Common Equity (see accompanying statement)		$ 3,963.3	$ 3,802.1
Preferred Stock			
Wisconsin Energy			
$.01 par value; authorized 15,000,000 shares; none outstanding		—	—
Wisconsin Electric			
Six Per Cent. Preferred Stock - $100 par value; authorized 45,000 shares; outstanding - 44,498 shares		4.4	4.4
Serial preferred stock -			
$100 par value; authorized 2,286,500 shares; 3.60% Series redeemable at $101 per share; outstanding - 260,000 shares		26.0	26.0
$25 par value; authorized 5,000,000 shares; none outstanding		—	—
Total Preferred Stock		30.4	30.4
Long-Term Debt			
Debentures (unsecured)	4.50% due 2013	300.0	300.0
	6.60% due 2013	45.0	45.0
	6.00% due 2014	300.0	300.0
	5.20% due 2015	125.0	125.0
	6.25% due 2015	250.0	250.0
	4.25% due 2019	250.0	250.0
	2.95% due 2021	300.0	—
	6-1/2% due 2028	150.0	150.0
	5.625% due 2033	335.0	335.0
	5.90% due 2035	90.0	90.0
	5.70% due 2036	300.0	300.0
	6-7/8% due 2095	100.0	100.0
Notes (secured, nonrecourse)	4.81% effective rate due 2030	2.0	2.0
	4.91% due 2011-2030	131.2	135.4
	5.209% due 2011-2030	245.4	251.9
	4.673% due 2011-2031	202.3	—
	6.00% due 2011-2033	145.5	148.7
	6.09% due 2030-2040	275.0	275.0
	5.848% due 2031-2041	215.0	—
Notes (unsecured)	6.50% due 2011	—	450.0
	6.51% due 2013	30.0	30.0
	6.94% due 2028	50.0	50.0
	0.504% variable rate due 2016 (a)	67.0	67.0
	0.504% variable rate due 2030 (a)	80.0	80.0
	Variable rate notes held by Wisconsin Electric	(147.0)	(147.0)
	6.20% due 2033	200.0	200.0
Junior Notes (unsecured)	6.25% due 2067	500.0	500.0
Obligations under capital leases		132.4	141.9
Unamortized discount, net and other		(26.9)	(24.5)
Long-term debt due currently		(32.6)	(473.4)
Total Long-Term Debt		4,614.3	3,932.0
Total Capitalization		$ 8,608.0	$ 7,764.5

(a) Variable interest rate as of December 31, 2011.

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ENERGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: Our consolidated financial statements include the accounts of Wisconsin Energy Corporation (Wisconsin Energy, the Company, our, we or us), a diversified holding company, as well as our subsidiaries in the following operating segments:

- ***Utility Energy Segment*** -- Consisting of Wisconsin Electric and Wisconsin Gas, engaged primarily in the generation of electricity and the distribution of electricity and natural gas; and
- ***Non-Utility Energy Segment*** -- Consisting primarily of We Power, engaged principally in the design, development, construction and ownership of electric power generating facilities for long-term lease to Wisconsin Electric.

Our Corporate and Other segment includes Wispark, which develops and invests in real estate. We have also eliminated all intercompany transactions and balances within this segment from the consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior period amounts have been reclassified on a basis consistent with the current period financial statement presentation.

On January 20, 2011, our Board of Directors approved a two-for-one stock split of our common stock, which was effected through a stock dividend. New shares were distributed on March 1, 2011 to stockholders of record at the close of business on February 14, 2011. All share and per share information has been restated for all periods presented to reflect this stock split.

Revenues: We recognize energy revenues on the accrual basis and include estimated amounts for services rendered but not billed.

Our retail electric rates in Wisconsin are established by the PSCW and include base amounts for fuel and purchased power costs. Beginning in January 2011, the electric fuel rules in Wisconsin allow us to defer, for subsequent rate recovery or refund, any under-collection or over-collection of fuel costs that are outside of the symmetrical fuel cost tolerance, which the PSCW set at plus or minus 2% of the approved fuel cost plan. The deferred amounts are subject to an excess revenues test.

Our retail gas rates include monthly adjustments which permit the recovery or refund of actual purchased gas costs. We defer any difference between actual gas costs incurred (adjusted for a sharing mechanism) and costs recovered through rates as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year.

For information regarding revenue recognition for We Power, see Note E.

Accounting for MISO Energy Transactions: The MISO Energy Markets operate under both day-ahead and real-time markets. We record energy transactions in the MISO Energy Markets on a net basis for each hour.

Other Income and Deductions, Net: We recorded the following items in Other Income and Deductions, net for the years ended December 31:

Other Income and Deductions, net	2011	2010	2009
	(Millions of Dollars)		
AFUDC - Equity	$ 59.4	$ 32.5	$ 16.0
Gain on Property Sales	2.4	4.4	1.7
Other, net	0.9	3.3	10.8
Total Other Income and Deductions, net	$ 62.7	$ 40.2	$ 28.5

Property and Depreciation: We record property, plant and equipment at cost. Cost includes material, labor, overheads and capitalized interest. Utility property also includes AFUDC - Equity. Additions to and significant replacements of property are charged to property, plant and equipment at cost; minor items are charged to maintenance expense. The cost of depreciable utility property less salvage value is charged to accumulated depreciation when property is retired.

We recorded the following property in service by segment as of December 31:

Property In Service	2011	2010
	(Millions of Dollars)	
Utility Energy	$ 9,817.7	$ 9,221.1
Non-Utility Energy	3,067.5	2,283.4
Other	92.5	86.3
Total	$ 12,977.7	$ 11,590.8

Our utility depreciation rates are certified by the PSCW and MPSC and include estimates for salvage value and removal costs. Depreciation as a percent of average depreciable utility plant was 2.8% in 2011 and 2010, and 3.7% in 2009.

PWGS 1, PWGS 2, OC 1 and OC 2 are being depreciated over the estimated useful life of the various property components. The components have useful lives of between 10 to 45 years for PWGS 1 and PWGS 2, and 10 to 55 years for OC 1 and OC 2.

Our regulated utilities collect in their rates amounts representing future removal costs for many assets that do not have an associated Asset Retirement Obligation (ARO). We record a regulatory liability on our balance sheet for the estimated amounts we have collected in rates for future removal costs less amounts we have spent in removal activities. This regulatory liability was $728.2 million as of December 31, 2011 and $723.9 million as of December 31, 2010.

We recorded the following Construction Work in Progress (CWIP) by segment as of December 31:

CWIP	2011	2010
	(Millions of Dollars)	
Utility Energy	$ 910.3	$ 806.9
Non-Utility Energy	8.9	761.3
Other	2.1	1.7
Total	$ 921.3	$ 1,569.9

Allowance For Funds Used During Construction - Regulated: AFUDC is included in utility plant accounts and represents the cost of borrowed funds (AFUDC - Debt) used during plant construction, and a return on stockholders' capital (AFUDC - Equity) used for construction purposes. AFUDC - Debt is recorded as a reduction of interest expense, and AFUDC - Equity is recorded in Other Income and Deductions, net.

During 2009, Wisconsin Electric accrued AFUDC at a rate of 9.09% as authorized by the PSCW. Consistent with the PSCW's 2008 rate order, Wisconsin Electric accrued AFUDC on 50% of all utility CWIP projects except the Oak Creek AQCS project, which accrued AFUDC on 100% of CWIP. Wisconsin Electric's rates are set to provide a current return on CWIP that does not accrue AFUDC. Based on the 2010 PSCW rate order, effective January 1, 2010 Wisconsin Electric recorded AFUDC on 100% of CWIP associated with the Oak Creek AQCS project, the Edgewater Unit 5 Selective Catalytic Reduction project and the Glacier Hills Wind Park. Wisconsin Electric recorded AFUDC on 50% of all other electric, gas and steam utility CWIP. The AFUDC rate starting January 1, 2010 was 8.83%. This AFUDC accrual policy and rate for Wisconsin Electric continued through 2011 and will continue through 2012.

Wisconsin Electric is also accruing AFUDC on 100% of the biomass project.

During 2009, Wisconsin Gas accrued AFUDC at a rate of 10.80% on 50% of its CWIP as authorized by the PSCW in its 2008 rate order. Wisconsin Gas' rates are set to provide a current return on CWIP that does not accrue AFUDC. Based on the 2010 PSCW rate order, effective January 1, 2010 Wisconsin Gas recorded AFUDC on 50% of all CWIP using an AFUDC rate of 9.05%. This AFUDC accrual policy and rate for Wisconsin Gas continued through 2011 and will continue through 2012.

Our regulated segment recorded the following AFUDC for the years ended December 31:

	2011	2010	2009
	(Millions of Dollars)		
AFUDC - Debt	$ 24.7	$ 13.5	$ 6.7
AFUDC - Equity	$ 59.4	$ 32.5	$ 16.0

Capitalized Interest and Carrying Costs - Non-Regulated Energy: As part of the construction of the PTF electric generating units, we capitalized interest during construction. As allowed under the lease agreements, we were able to collect the carrying costs during the construction of the PTF generating units from our utility customers. The carrying costs that we collected during construction have been recorded as deferred revenue on our balance sheet and we are amortizing the deferred carrying costs to revenue over the individual lease terms. For further information on the accounting for capitalized interest and deferred carrying costs associated with the construction of our PTF power plants, see Note E.

Earnings per Common Share: We compute basic earnings per common share by dividing our net income attributed to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income attributed to common shareholders by the weighted average number of common shares outstanding during the period, adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive securities include in-the-money stock options. The future issuance of shares underlying the outstanding stock options depends on whether the exercise prices of the stock options are less than the average market price of the common shares for the respective periods. Shares that are anti-dilutive are excluded from the calculation. All stock options outstanding during 2011 were included in the computation of diluted earnings per share. For 2010 and 2009, the calculation of diluted earnings per share excluded an immaterial number of out-of-the money stock options that had an anti-dilutive effect.

Materials, Supplies and Inventories: Our inventory as of December 31 consists of:

Materials, Supplies and Inventories	2011	2010
	(Millions of Dollars)	
Fossil Fuel	$ 169.2	$ 182.4
Materials and Supplies	114.1	105.2
Natural Gas in Storage	98.7	91.5
Total	$ 382.0	$ 379.1

Substantially all fossil fuel, materials and supplies, and natural gas in storage inventories are recorded using the weighted-average cost method of accounting.

Regulatory Accounting: The economic effects of regulation can result in regulated companies recording costs that have been or are expected to be allowed in the rate-making process in a period different from the period in which the costs would be charged to expense by an unregulated enterprise. When this occurs, costs are deferred as regulatory assets on the balance sheet and expensed in the periods when they are reflected in rates. We defer regulatory assets pursuant to specific or generic orders issued by our regulators. Additionally, regulators can impose regulatory liabilities upon a regulated company for amounts previously collected from customers and for amounts that are expected to be refunded to customers. We expect to recover our outstanding regulatory assets in rates over a period of no longer than 20 years. Regulatory assets and liabilities that are expected to be amortized within one year are recorded as current on the balance sheet. For further information, see Note C.

Asset Retirement Obligations: We record a liability for a legal ARO in the period in which it is incurred. When a new legal obligation is recorded, we capitalize the costs of the liability by increasing the carrying amount of the related long-lived asset. We accrete the liability to its present value each period and depreciate the capitalized cost over the useful life of the related asset. At the end of the asset's useful life, we settle the obligation for its recorded amount or incur a gain or loss. As it relates to our regulated operations, we apply regulatory accounting guidance and recognize regulatory assets or liabilities for the timing differences between when we recover legal AROs in rates and when we would recognize these costs. For further information, see Note F.

Derivative Financial Instruments: We have derivative physical and financial instruments which we report at fair value. For further information, see Note L.

Cash and Cash Equivalents: Cash and cash equivalents include marketable debt securities acquired three months or less from maturity.

Restricted Cash: For 2011, restricted cash consists of the settlement we received from the DOE during the first quarter of 2011, which is being returned, net of costs incurred, to customers. For 2010, restricted cash consisted of cash proceeds that we received from the sale of Point Beach that were used for the benefit of our customers. As of December 31, 2011, all restricted cash is classified as current.

Margin Accounts: Cash deposited in brokerage accounts for margin requirements is recorded in Other Current Assets on our Consolidated Balance Sheets.

Goodwill: Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net assets acquired. As of December 31, 2011 and 2010, we had $441.9 million of goodwill recorded at the utility energy segment, which related to our acquisition of Wisconsin Gas in 2000.

Goodwill is not subject to amortization. However, it is subject to fair value-based rules for measuring impairment, and resulting write-downs, if any, are to be reflected in operating expense. Fair value is assessed by considering future discounted cash flows, a comparison of fair value based on public company trading multiples, and merger and acquisition transaction multiples for similar companies. This evaluation utilizes the information available under the circumstances, including reasonable and supportable assumptions and projections. We perform our annual impairment test as of August 31. There was no impairment to the recorded goodwill balance as of our annual 2011 impairment test date.

Impairment or Disposal of Long Lived Assets: We carry property, equipment and goodwill related to businesses held for sale at the lower of cost or estimated fair value less cost to sell. As of December 31, 2011, we had no assets classified as Held for Sale. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the use and eventual disposition of the asset based on the remaining useful life. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds the fair value of the asset. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the excess of the carrying amount of the asset in comparison to the fair value of the asset.

Investments: We account for investments in other affiliated companies in which we do not maintain control using the equity method of accounting. We had a total ownership interest of approximately 26.2% in ATC as of December 31, 2011 and 2010. We are represented by one out of ten ATC board members, each of whom has one vote. Due to the voting requirements, no individual member has more than 10% of the voting control. For further information regarding such investments, see Note Q.

Income Taxes: We follow the liability method in accounting for income taxes. Accounting guidance for income taxes requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in our financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. We are required to assess the likelihood that our deferred tax assets would expire before being realized. If we conclude that certain deferred tax assets are likely to expire before being realized, a valuation allowance would be established against those assets. GAAP requires that, if we conclude in a future period that it is more likely than not that some or all of the deferred tax assets would be realized before expiration, we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported in income tax expense.

Investment tax credits associated with regulated operations are deferred and amortized over the life of the assets. We file a consolidated Federal income tax return. Accordingly, we allocate Federal current tax expense benefits and credits to our subsidiaries based on their separate tax computations. For further information, see Note H.

We recognize interest and penalties accrued related to unrecognized tax benefits in Income Taxes in our Consolidated Income Statements, as well as Regulatory Assets or Regulatory Liabilities in our Consolidated Balance Sheets.

We collect sales and use taxes from our customers and remit these taxes to governmental authorities. These taxes are recorded in our Consolidated Income Statements on a net basis.

Stock Options: We estimate the fair value of stock options using the binomial pricing model. We report unearned stock-based compensation associated with non-vested restricted stock and performance share awards activity within Other Paid in Capital in our Consolidated Statements of Common Equity. We report excess tax benefits as a financing cash inflow. Historically, all stock options have been granted with an exercise price equal to the fair market value of the common stock on the date of grant and expire no later than 10 years from grant date. For a discussion of the impacts to our Consolidated Financial Statements, see Note I.

The fair value of our stock options was calculated using a binomial option-pricing model using the following weighted-average assumptions:

	2011	2010	2009
Risk-free interest rate	0.2% - 3.4%	0.2% - 3.9%	0.3% - 2.5%
Dividend yield	3.9%	3.7%	3.0%
Expected volatility	19.0%	20.3%	25.9%
Expected life (years)	5.5	5.9	6.2
Expected forfeiture rate	2.0%	2.0%	2.0%
Weighted-average fair value of our stock options granted	$ 3.17	$ 3.36	$ 4.01

B -- RECENT ACCOUNTING PRONOUNCEMENTS

Presentation of Comprehensive Income: In June 2011, the Financial Accounting Standards Board (FASB) issued guidance on the presentation of comprehensive income. This guidance eliminates the option of presenting components of other comprehensive income as part of the statement of changes in stockholders' equity. The guidance gives entities the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued an amendment to indefinitely defer one of the requirements contained in its June 2011 final standard. That requirement called for reclassification adjustments from accumulated other comprehensive income to be measured and presented by income statement line item in net income and also in other comprehensive income. This guidance, including the related deferral, is effective for fiscal years and interim periods beginning after December 15, 2011 and must be applied retrospectively. We are currently assessing the effects this guidance may have on our consolidated financial statements.

Fair Value Measurement: In May 2011, the FASB issued guidance amending existing guidance for measuring fair value and for disclosing information about fair value measurements. Under the new guidance, required disclosures are expanded, particularly for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs, the valuation processes used by the entity, and the sensitivity of the measurement to the unobservable inputs will be required. Entities will also be required to disclose the categorization, by level of the fair value hierarchy, of items that are not measured at fair value in the balance sheets but for which the fair value is required to be disclosed. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011 and must be applied prospectively. We are currently assessing the effects this guidance may have on our consolidated financial statements.

C -- REGULATORY ASSETS AND LIABILITIES

Our primary regulator, the PSCW, considers our regulatory assets and liabilities in two categories, escrowed and deferred. In escrow accounting we expense amounts that are included in rates. If actual costs exceed or are less than the amounts that are allowed in rates, the difference in cost is escrowed on the balance sheet as a regulatory asset or regulatory liability and the escrowed balance is considered in setting future rates. Under deferred cost accounting, we defer amounts to our balance sheet based upon orders or correspondence with our regulators. These deferred costs will be considered in future rate setting proceedings. As of December 31, 2011 and 2010, we had approximately $11.0 million and $16.5 million, respectively, of net regulatory assets that were not earning a return. These regulatory assets are expected to be recovered from customers over a period of one to five years.

In December 2009, the PSCW issued a rate order effective January 1, 2010 that, among other things, reaffirmed our accounting for the regulatory assets and liabilities identified below. The rate order provided for the recovery over an eight year period of specific regulatory assets, the largest of which is the balance of the remaining deferred transmission costs. The order also specified that the deferred Point Beach gain would be passed on to customers as authorized in the prior rate case such that the final credits were issued by the end of 2010.

Our regulatory assets and liabilities as of December 31 consist of:

	2011	2010
	(Millions of Dollars)	
Regulatory Assets		
Deferred unrecognized pension costs	$ 647.8	$ 542.6
Deferred income tax related	121.2	89.9
Escrowed electric transmission costs	118.3	138.0
Deferred unrecognized OPEB costs	102.9	85.7
Deferred plant related -- capital lease	73.2	77.1
Deferred environmental costs	48.5	56.7
Other, net	153.8	154.5
Total regulatory assets	$ 1,265.7	$ 1,144.5
Regulatory Liabilities		
Deferred cost of removal obligations	$ 728.2	$ 723.9
Escrowed bad debt costs	69.0	18.5
Other, net	118.7	156.7
Total regulatory liabilities	$ 915.9	$ 899.1

Regulatory assets and liabilities that are expected to be amortized within one year are recorded as current on the balance sheet.

D -- ASSET SALES, DIVESTITURES AND DISCONTINUED OPERATIONS

Edison Sault: Effective May 4, 2010, we sold Edison Sault to Cloverland Electric Cooperative for approximately $63.0 million. We reclassified the operations related to Edison Sault as discontinued operations in the accompanying Consolidated Income Statements. Discontinued Edison Sault operations had no significant impact on our Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009. We retained Edison Sault's ownership interest in ATC.

Water Utility Operations: Effective April 30, 2009, we sold our water utility to the City of Mequon, Wisconsin for approximately $14.5 million. We reclassified the water utility income as discontinued operations in the accompanying Consolidated Income Statements. Discontinued water operations had no material impact on the Consolidated Statement of Cash Flows for the year ended December 31, 2009.

The following table summarizes the net impacts of the discontinued operations on our earnings for the years ended December 31:

	2011	2010	2009
	(Millions of Dollars)		
Income from Continuing Operations	$ 512.8	$ 454.4	$ 375.7
Income from Discontinued Edison Sault operations, net of tax	—	0.7	1.5
Income from Discontinued Water operations, net of tax	—	—	0.3
Income from Discontinued other operations, net of tax (a)	13.4	1.4	4.9
Net Income	$ 526.2	$ 456.5	$ 382.4

(a) Primarily relates to the favorable resolution of uncertain state and federal tax positions associated with our previously discontinued manufacturing business.

Edgewater Generating Unit 5: On March 1, 2011, we sold our 25% interest in Edgewater Generating Unit 5 to Wisconsin Power and Light Company, a subsidiary of Alliant Energy Corp. (WPL), for our net book value, including working capital, of approximately $38 million. This transaction was treated as a sale of an asset.

E -- ACCOUNTING AND REPORTING FOR POWER THE FUTURE GENERATING UNITS

Background: As part of our PTF strategy, our non-utility subsidiary, We Power, built four new generating units, PWGS 1, PWGS 2, OC 1 and OC 2, which are leased to our utility subsidiary, Wisconsin Electric, under long-term leases that have been approved by the PSCW. The leases are designed to recover the capital costs of the plant, including a return. PWGS 1, PWGS 2, OC 1 and OC 2 were placed in service in July 2005, May 2008, February 2010 and January 2011, respectively. The accompanying consolidated financial statements eliminate all intercompany transactions between We Power and Wisconsin Electric and reflect the cash inflows from Wisconsin Electric customers and the cash outflows to our vendors and suppliers.

The Oak Creek expansion includes common projects that benefit the existing units at this site as well as the new units. These projects include a coal handling facility and a water intake system, which were placed in service in November 2007 and January 2009, respectively.

During Construction: Under the terms of each lease, we collected in then current rates amounts representing our pre-tax cost of capital (debt and equity) associated with capital expenditures for our PTF units. Our pre-tax cost of capital was approximately 14%. The carrying costs that we collected in rates were recorded as deferred revenue and are amortized to revenue over the term of each lease. During the construction of our PTF units, we capitalized interest costs at an overall weighted-average pre-tax cost of interest, which was approximately 5% for the year ended December 31, 2010. Capitalized interest is included in the total cost of the PTF units.

Plant in Service: Now that the PTF units are in service, we expect to continue to recover in rates the lease costs which reflect the authorized cash construction costs of the units plus a return on the investment. The authorized cash costs were established by the PSCW. The authorized cash costs exclude capitalized interest since carrying costs were recovered during the construction of the units. The lease payments are expected to be levelized, except that OC 1 and OC 2 will be recovered on a levelized basis that has a one time 10.6% escalation after the first five years of the leases. The leases established a set return on equity component of 12.7% after tax. The interest component of the return under each lease was established at rates determined in accordance with the terms of each lease.

We recognize revenues (consisting of the lease payments included in rates and the amortization of the deferred revenue) on a levelized basis over the term of the lease. We depreciate the PTF assets over their estimated useful life.

F -- ASSET RETIREMENT OBLIGATIONS

The following table presents the change in our AROs during 2011 and 2010:

	2011	2010
	(Millions of Dollars)	
Balance as of January 1	$ 52.6	$ 57.9
Liabilities Incurred	0.6	—
Liabilities Settled	(2.2)	(2.5)
Accretion	3.0	3.1
Cash Flow Revisions	1.5	(5.9)
Balance as of December 31	$ 55.5	$ 52.6

G -- VARIABLE INTEREST ENTITIES

The primary beneficiary of a variable interest entity must consolidate the related assets and liabilities. Certain disclosures are required by sponsors, significant interest holders in variable interest entities and potential variable interest entities.

We assess our relationships with potential variable interest entities such as our coal suppliers, natural gas suppliers, coal and gas transporters, and other counterparties in power purchase agreements and joint ventures. In making this assessment, we consider the potential that our contracts or other arrangements provide subordinated financial support, the potential for us to absorb losses or rights to residual returns of the entity, the ability to directly or indirectly make decisions about the entities' activities and other factors.

We have identified two tolling and purchased power agreements with third parties which represent variable interests. We account for one of these agreements, with an independent power producer, as an operating lease. The agreement has a remaining term of approximately one and a half years. We have examined the risks of the entity including the impact of operations and maintenance, dispatch, financing, fuel costs, remaining useful life and other factors, and have determined that we are not the primary beneficiary of this entity. We have concluded that we do not have the power to direct the activities that would most significantly affect the economic performance of the entity over its remaining life.

We also have a purchased power agreement for 236 MW of firm capacity from a gas-fired cogeneration facility, which we account for as a capital lease. The agreement includes no minimum energy requirements over the remaining term of 11 years. We have examined the risks of the entity including operations and maintenance, dispatch, financing, fuel costs and other factors, and have determined that we are not the primary beneficiary of the entity. We do not hold an equity or debt interest in the entity and there is no residual guarantee associated with the purchased power agreement.

We have approximately $309.5 million of required payments over the remaining term of these agreements. We believe that the required lease payments under these contracts will continue to be recoverable in rates. Total capacity and lease payments under these contracts in 2011, 2010 and 2009 were $65.9 million, $64.2 million and $62.2 million, respectively. Our maximum exposure to loss is limited to the capacity payments under the contracts.

H -- INCOME TAXES

The following table is a summary of income tax expense for each of the years ended December 31:

Income Taxes	2011	2010	2009
		(Millions of Dollars)	
Current tax expense (benefit)	$ (166.7)	$ 144.9	$ 28.1
Deferred income taxes, net	434.8	108.6	191.2
Investment tax credit, net	(4.2)	(3.6)	(3.8)
Total Income Tax Expense	$ 263.9	$ 249.9	$ 215.5

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before income taxes as a result of the following:

	2011		2010		2009	
Income Tax Expense	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
			(Millions of Dollars)			
Expected tax at statutory federal tax rates	$ 271.8	35.0 %	$ 246.5	35.0 %	$ 206.9	35.0 %
State income taxes net of federal tax benefit	40.1	5.2 %	35.8	5.1 %	31.8	5.4 %
AFUDC - Equity	(20.8)	(2.7)%	(11.4)	(1.6)%	(5.6)	(0.9)%
Domestic production activities deduction	(12.6)	(1.6)%	(12.6)	(1.8)%	(8.3)	(1.4)%
Production tax credits - wind	(8.7)	(1.1)%	(7.2)	(1.0)%	(7.1)	(1.2)%
Investment tax credit restored	(4.2)	(0.5)%	(3.6)	(0.5)%	(3.8)	(0.6)%
Other, net	(1.7)	(0.3)%	2.4	0.3 %	1.6	0.2 %
Total Income Tax Expense	$ 263.9	34.0 %	$ 249.9	35.5 %	$ 215.5	36.5 %

The components of deferred income taxes classified as net current assets and net long-term liabilities as of December 31 are as follows:

Deferred Tax Assets	2011	2010
	(Millions of Dollars)	
Current		
Employee benefits and compensation	$ 14.6	$ 14.3
Other	57.1	33.5
Total Current Deferred Tax Assets	71.7	47.8
Non-current		
Future federal tax benefits	328.5	—
Deferred revenues	279.7	305.9
Employee benefits and compensation	103.6	110.2
Property-related	28.3	30.3
Construction advances	25.4	118.3
Emission allowances	1.0	2.6
Other	34.0	30.8
Total Non-Current Deferred Tax Assets	800.5	598.1
Total Deferred Tax Assets	$ 872.2	$ 645.9

Deferred Tax Liabilities	2011	2010
	(Millions of Dollars)	
Current		
Prepaid items	$ 50.1	$ 46.9
Total Current Deferred Tax Liabilities	50.1	46.9
Non-current		
Property-related	2,020.7	1,346.8
Employee benefits and compensation	232.8	179.5
Investment in transmission affiliate	129.2	112.4
Deferred transmission costs	47.4	53.1
Other	66.5	61.1
Total Non-current Deferred Tax Liabilities	2,496.6	1,752.9
Total Deferred Tax Liabilities	$ 2,546.7	$ 1,799.8

Consolidated Balance Sheet Presentation	2011	2010
Current Deferred Tax Asset	$ 21.6	$ 0.9
Non-Current Deferred Tax Liability	$ 1,696.1	$ 1,154.8

Consistent with rate-making treatment, deferred taxes are offset in the above table for temporary differences which have related regulatory assets or liabilities.

As of December 31, 2011, we had approximately $867.1 million and $25.0 million of net operating loss and tax credit carryforwards, respectively. The net operating loss and tax credit carryforwards resulted in deferred tax assets of $303.5 million and $25.0 million, respectively, as of December 31, 2011. The tax credit and net operating loss carryforwards begin to expire in 2029 and 2030, respectively. We anticipate that we will have future taxable income sufficient to utilize these deferred tax assets.

On January 1, 2007, we adopted accounting guidance related to uncertainty in income taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010
	(Millions of Dollars)	
Balance as of January 1	$ 29.5	$ 35.4
Additions based on tax positions related to the current year	—	0.8
Additions for tax positions of prior years	—	10.4
Reductions for tax positions of prior years	(13.9)	(2.5)
Reductions due to statute of limitations	(2.5)	(0.3)
Settlements during the period	(2.0)	(14.3)
Balance as of December 31	$ 11.1	$ 29.5

The amount of unrecognized tax benefits as of December 31, 2011 and 2010 excludes deferred tax assets related to uncertainty in income taxes of $11.0 million and $16.9 million, respectively. As of December 31, 2011 and 2010, the net amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate for continuing operations was approximately $0.1 million and $2.3 million, respectively.

We recognize interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2011, 2010 and 2009, we recognized approximately $0.7 million, $4.1 million and $2.0 million, respectively, of accrued interest in the Consolidated Income Statements. For the year ended December 31, 2011, we recognized a benefit of $0.3 million in the Consolidated Income Statements related to a reduction of accrued penalties. For the years ended December 31, 2010 and 2009, we recognized no penalties in the Consolidated Income Statements. We had approximately $2.0 million and $8.2 million of interest accrued and zero and approximately $0.3 million of penalties accrued on the Consolidated Balance Sheets as of December 31, 2011 and 2010, respectively.

We do not anticipate any significant increases or decreases in the total amounts of unrecognized tax benefits within the next 12 months.

Our primary tax jurisdictions include Federal and the state of Wisconsin. Currently, the tax years of 2007 through 2011 are subject to Federal and Wisconsin examination.

I -- COMMON EQUITY

As of December 31, 2011 and 2010, we had 325,000,000 shares of common stock authorized under our charter, of which 230,486,804 and 233,771,194 common shares, respectively, were outstanding. All share-based compensation is currently fulfilled by purchases on the open market by our independent agents and do not dilute shareholders' ownership.

Share-Based Compensation Plans: We have a plan that was approved by stockholders that enables us to provide a long-term incentive through equity interests in Wisconsin Energy to outside directors, selected officers and key employees of the Company. The plan provides for the granting of stock options, stock appreciation rights, restricted stock awards and performance shares. Awards may be paid in common stock, cash or a combination thereof. We utilize the straight-line attribution method for recognizing share-based compensation expense. Accordingly, for employee awards, equity classified share-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense over the requisite service period. There were no modifications to the terms of outstanding stock options during the period other than necessary adjustments as a result of our stock split.

The following table summarizes recorded pre-tax share-based compensation expense and the related tax benefit for share-based awards made to our employees and directors as of December 31:

	2011	2010	2009
	(Millions of Dollars)		
Performance units	$ 24.1	$ 26.0	$ 14.0
Stock options	2.6	7.6	10.8
Restricted stock	1.8	1.5	1.0
Share-based compensation expense	$ 28.5	$ 35.1	$ 25.8
Related Tax Benefit	$ 11.4	$ 14.1	$ 10.3

Stock Options: The exercise price of a stock option under the plan is to be no less than 100% of the common stock's fair market value on the grant date and options may not be exercised within six months of the grant date except in the event of a change in control. Option grants consist of non-qualified stock options and vest on a cliff-basis after a three year period. Options expire no later than ten years from the date of grant. For further information regarding stock-based compensation and the valuation of our stock options, see Note A.

We expect that substantially all of the outstanding options as of December 31, 2011 will be exercised.

The following is a summary of our stock option activity during 2011:

Stock Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (Millions)
Outstanding as of January 1, 2011	13,036,466	$ 20.81		
Granted	458,180	$ 29.35		
Exercised	(2,855,896)	$ 19.07		
Forfeited	—	$ —		
Outstanding as of December 31, 2011	10,638,750	$ 21.65	5.4	$ 141.6
Exercisable as of December 31, 2011	7,534,980	$ 21.14	4.5	$ 104.1

In January 2012, the Compensation Committee awarded 938,770 non-qualified stock options with an exercise price of $34.88 to our officers and key executives under its normal schedule of awarding long-term incentive compensation.

The intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $36.1 million, $62.1 million and $12.0 million, respectively. Cash received from options exercised during the years ended December 31, 2011, 2010 and 2009 was $54.4 million, $90.9 million and $17.0 million, respectively. The actual tax benefit realized for the tax deductions from option exercises for the same periods was approximately $14.3 million, $24.1 million and $4.8 million, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2011:

	Options Outstanding			Options Exercisable		
		Weighted-Average			Weighted-Average	
Range of Exercise Prices	Number of Options	Exercise Price	Remaining Contractual Life (Years)	Number of Options	Exercise Price	Remaining Contractual Life (Years)
$11.52 to $17.10	1,972,594	$ 16.07	2.3	1,972,594	$ 16.07	2.3
$19.74 to $21.11	3,586,456	$ 20.62	5.9	1,420,186	$ 19.88	4.3
$23.88 to $29.35	5,079,700	$ 24.54	6.2	4,142,200	$ 23.99	5.6
	10,638,750	$ 21.65	5.4	7,534,980	$ 21.14	4.5

The following table summarizes information about our non-vested options during 2011:

Non-Vested Stock Options	Number of Options	Weighted-Average Fair Value
Non-Vested as of January 1, 2011	5,272,570	$ 4.27
Granted	458,180	$ 3.17
Vested	(2,626,980)	$ 4.64
Forfeited	—	$ —
Non-Vested as of December 31, 2011	3,103,770	$ 3.78

As of December 31, 2011, total compensation costs related to non-vested stock options not yet recognized was approximately $0.6 million, which is expected to be recognized over the next 19 months on a weighted-average basis.

Restricted Shares: The Compensation Committee has also approved restricted stock grants to certain key employees and directors. The following restricted stock activity occurred during 2011:

Restricted Shares	Number of Shares	Weighted-Average Market Price
Outstanding as of January 1, 2011	205,404	
Granted	74,850	$ 29.00
Released	(83,452)	$ 18.82
Forfeited	(4,244)	$ 26.62
Outstanding as of December 31, 2011	192,558	

Recipients of previously issued restricted shares have the right to vote the shares and receive dividends, and the shares have vesting periods ranging up to 10 years.

In January 2012, the Compensation Committee awarded 94,959 restricted shares to our directors, officers and other key employees under its normal schedule of awarding long-term incentive compensation. These awards have a three-year vesting period, and generally, one-third of the award vests on each anniversary of the grant date. During the vesting period, restricted share recipients also have voting rights and are entitled to dividends in the same manner as other shareholders.

We record the market value of the restricted stock awards on the date of grant and then we charge their value to expense over the vesting period of the awards. The intrinsic value of restricted stock vesting was $2.5 million, $2.3 million and $0.9 million for the years ended December 31, 2011, 2010, and 2009, respectively. The actual tax benefit realized for the tax deductions from released restricted shares for the same years was $0.8 million, $0.7 million and $0.3 million, respectively.

As of December 31, 2011, total compensation cost related to restricted stock not yet recognized was approximately $2.4 million, which is expected to be recognized over the next 20 months on a weighted-average basis.

Performance Units: In January 2011, 2010 and 2009, the Compensation Committee awarded 435,690, 555,830 and 666,440 performance units, respectively, to officers and other key employees under the Wisconsin Energy Performance Unit Plan. Under the grants, the ultimate number of units that will be awarded is dependent upon the achievement of certain financial performance of our stock over a three-year period. Under the terms of the award, participants may earn between 0% and 175% of the base performance unit award. All grants are settled in cash. We are accruing compensation costs over the three-year performance period based on our estimate of the final expected value of the awards. Performance units earned as of December 31, 2011, 2010 and 2009 vested and were settled during the first quarter of 2012, 2011 and 2010 and had a total intrinsic value of $26.7 million, $12.6 million and $9.8 million, respectively. The actual tax benefit realized for the tax deductions from the distribution of performance units was approximately $9.7 million, $4.3 million and $3.4 million, respectively.

In January 2012, the Compensation Committee awarded 346,570 performance units to our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

As of December 31, 2011, total compensation cost related to performance units not yet recognized was approximately $18.3 million, which is expected to be recognized over the next 19 months on a weighted-average basis.

Restrictions: Wisconsin Energy's ability as a holding company to pay common dividends primarily depends on the availability of funds received from its non-utility subsidiary, We Power, and its utility subsidiaries.

Various financing arrangements and regulatory requirements impose certain restrictions on the ability of our subsidiaries to transfer funds to Wisconsin Energy in the form of cash dividends, loans or advances. In addition, under Wisconsin law, Wisconsin Electric and Wisconsin Gas are prohibited from loaning funds, either directly or indirectly, to Wisconsin Energy.

The January 2010 PSCW rate case order requires Wisconsin Electric and Wisconsin Gas to maintain capital structures that differ from GAAP as they reflect regulatory adjustments. Wisconsin Electric is required to maintain a common equity ratio range of between 48.5% and 53.5%, and Wisconsin Gas is required to maintain a capital structure which has a common equity range of between 45.0% and 50.0%. Wisconsin Electric and Wisconsin Gas must obtain PSCW approval if they pay dividends above the test year levels that would cause either company to fall below the authorized levels of common equity.

Wisconsin Electric may not pay common dividends to Wisconsin Energy under Wisconsin Electric's Restated Articles of Incorporation if any dividends on Wisconsin Electric's outstanding preferred stock have not been paid. In addition, pursuant to the terms of Wisconsin Electric's 3.60% Serial Preferred Stock, Wisconsin Electric's ability to declare common dividends would be limited to 75% or 50% of net income during a twelve month period if Wisconsin Electric's common stock equity to total capitalization, as defined in the preferred stock designation, is less than 25% and 20%, respectively.

We have the option to defer interest payments on the Junior Notes, from time to time, for one or more periods of up to 10 consecutive years per period. During any period in which we defer interest payments, we may not declare or pay any dividends or distributions on, or redeem, repurchase or acquire, our common stock.

As of December 31, 2011, the restricted net assets of consolidated and unconsolidated subsidiaries and our equity in undistributed earnings of 50% or less owned investees accounted for by the equity method total approximately $3.5 billion. This amount exceeds 25% of our consolidated net assets as of December 31, 2011.

See Note K for discussion of certain financial covenants related to the bank back-up credit facilities of Wisconsin Energy, Wisconsin Electric and Wisconsin Gas.

We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future.

Common Stock Activity: We do not expect to issue new shares under our various employee benefit plans and our dividend reinvestment and share purchase plan; rather, we instruct independent plan agents to purchase the shares in the open market. In that regard, no new shares of common stock were issued in 2011, 2010 or 2009.

During 2011, 2010 and 2009, our plan agents purchased 3.0 million shares at a cost of $93.9 million, 5.8 million shares at a cost of $156.6 million and 1.4 million shares at a cost of $29.6 million, respectively, to fulfill exercised stock options and restricted stock awards. In 2011, 2010 and 2009, we received proceeds of $54.4 million, $90.9 million and $17.0 million, respectively, related to the exercise of stock options.

In addition, on May 5, 2011, our Board of Directors authorized a share repurchase program for up to $300 million of our common stock through the end of 2013. The repurchase program does not obligate Wisconsin Energy to acquire any specific number of shares and may be suspended or terminated by the Board of Directors at any time. Through December 31, 2011, we repurchased approximately 3.2 million shares pursuant to this program at an average cost of $30.79 per share and a total cost of $100.0 million.

J -- LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Debentures and Notes: As of December 31, 2011, the maturities and sinking fund requirements of our long-term debt outstanding (excluding obligations under capital leases) were as follows:

	(Millions of Dollars)
2012	$ 20.3
2013	396.3
2014	322.4
2015	399.5
2016	27.4
Thereafter	3,375.5
Total	$ 4,541.4

We amortize debt premiums, discounts and debt issuance costs over the lives of the debt and we include the costs in interest expense.

In September 2011, Wisconsin Electric issued $300 million of 2.95% Debentures due September 15, 2021. The debentures were issued under an existing shelf registration statement filed with the SEC in February 2011. The net proceeds were used to repay short-term debt and for other general corporate purposes.

On April 1, 2011, we used cash and short-term borrowings to retire $450 million of long-term debt that matured.

In January 2011, we issued a total of $420 million in long-term debt ($205 million aggregate principal amount of 4.673% Series B Senior Notes due January 19, 2031 and $215 million aggregate principal amount of 5.848% Series B Senior Notes due January 19, 2041) and used the net proceeds to repay short-term debt incurred to finance the construction of OC 2 and for other corporate purposes. The Series B Senior Notes are secured by a collateral assignment of the leases between ERGSS and Wisconsin Electric related to OC 2.

In February 2010, we issued a total of $530 million in long-term debt ($255 million aggregate principal amount of 5.209% Series A Senior Notes due February 11, 2030 and $275 million aggregate principal amount of 6.09% Series A Senior Notes due February 11, 2040) and used the net proceeds to repay debt incurred to finance the construction of OC 1. The Series A Senior Notes are secured by a collateral assignment of the leases between ERGSS and Wisconsin Electric related to OC 1.

During 2010, we retired $281.5 million of unsecured notes through the issuance of long-term and short-term debt.

During 2009, we issued $261.5 million of long-term debt, including $250 million of debentures under an existing shelf registration statement filed by Wisconsin Electric with the SEC in August 2007. The net proceeds were used to repay short-term debt and for other general corporate purposes.

Wisconsin Electric is the obligor under two series of tax-exempt pollution control refunding bonds in outstanding principal amount of $147 million. In August 2009, Wisconsin Electric terminated letters of credit that provided credit and liquidity support for the bonds, which resulted in a mandatory tender of the bonds. Wisconsin Electric purchased the bonds at par plus accrued interest to the date of purchase. As of December 31, 2011 and 2010, the repurchased bonds were still outstanding, but were reported as a reduction in our consolidated long-term debt because they are held by Wisconsin Electric. Depending on market conditions and other factors, Wisconsin Electric may change the method used to determine the interest rate on the bonds and have them remarketed to third parties.

In connection with our outstanding Junior Notes, we executed the RCC for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness (covered debt). Our 6.20% Senior Notes due April 1, 2033 have been designated as the covered debt under the RCC. The RCC provides that we may not redeem, defease or purchase and our subsidiaries may not purchase any Junior Notes on or before May 15, 2037, unless, subject to certain limitations described in the RCC, during the 180 days prior to the date of redemption, defeasance or purchase, we have received a specified amount of proceeds from the sale of qualifying securities.

Obligations Under Capital Leases: In 1997, Wisconsin Electric entered into a 25-year power purchase contract with an unaffiliated independent power producer. The contract, for 236 MW of firm capacity from a gas-fired cogeneration facility, includes no minimum energy requirements. When the contract expires in 2022, Wisconsin Electric may, at its option and with proper notice, renew for another ten years or purchase the generating facility at fair value or allow the contract to expire. We account for this contract as a capital lease and recorded the leased facility and corresponding obligation under the capital lease at the estimated fair value of the plant's electric generating facilities. We are amortizing the leased facility on a straight-line basis over the original 25-year term of the contract.

We treat the long-term power purchase contract as an operating lease for rate-making purposes and we record our minimum lease payments as purchased power expense on the Consolidated Income Statements. We paid a total of $31.3 million and $30.2 million in lease payments during 2011 and 2010, respectively. We record the difference between the minimum lease payments and the sum of imputed interest and amortization costs calculated under capital lease accounting as a deferred regulatory asset on our Consolidated Balance Sheets (see Regulatory Assets - Deferred plant related -- capital lease in Note C). Due to the timing and the amounts of the minimum lease payments, the regulatory asset increased to approximately $78.5 million during 2009, at which time the regulatory asset began to be reduced to zero over the remaining life of the contract. The total obligation under the capital lease was $132.4 million as of December 31, 2011, and will decrease to zero over the remaining life of the contract.

The following is a summary of our capitalized leased facilities as of December 31:

Capital Lease Assets	2011	2010
	(Millions of Dollars)	
Leased Facilities		
Long-term power purchase commitment	$ 140.3	$ 140.3
Accumulated amortization	(81.1)	(75.5)
Total Leased Facilities	$ 59.2	$ 64.8

Future minimum lease payments under our capital lease and the present value of our net minimum lease payments as of December 31, 2011 are as follows:

	(Millions of Dollars)
2012	$ 38.9
2013	40.4
2014	41.9
2015	43.5
2016	45.1
Thereafter	85.4
Total Minimum Lease Payments	295.2
Less: Estimated Executory Costs	(74.9)
Net Minimum Lease Payments	220.3
Less: Interest	(87.9)
Present Value of Net Minimum Lease Payments	132.4
Less: Due Currently	(12.4)
	$ 120.0

K -- SHORT-TERM DEBT

Short-term notes payable balances and their corresponding weighted-average interest rates as of December 31 consist of:

Short-Term Debt	2011 Balance	2011 Interest Rate	2010 Balance	2010 Interest Rate
	(Millions of Dollars, except for percentages)			
Commercial paper	$ 669.9	0.27 %	$ 657.9	0.30 %

The following information relates to commercial paper for the years ended December 31:

	2011	2010
	(Millions of Dollars, except for percentages)	
Maximum Short-Term Debt Outstanding	$ 717.3	$ 821.0
Average Short-Term Debt Outstanding	$ 505.1	$ 528.7
Weighted-Average Interest Rate	0.25 %	0.32 %

Wisconsin Energy, Wisconsin Electric and Wisconsin Gas have entered into bank back-up credit facilities to maintain short-term credit liquidity which, among other terms, require the companies to maintain, subject to certain exclusions, a minimum total funded debt to capitalization ratio of less than 70%, 65% and 65%, respectively.

As of December 31, 2011, we had approximately $1.2 billion of available undrawn lines under our bank back-up credit facilities and approximately $669.9 million of commercial paper outstanding that was supported by the available lines of credit. Our bank back-up credit facilities expire in December 2013.

The Wisconsin Energy, Wisconsin Electric and Wisconsin Gas bank back-up credit facilities contain customary covenants, including certain limitations on the respective companies' ability to sell assets. The credit facilities also contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy proceedings, certain judgments, ERISA defaults and change of control. In addition, pursuant to the terms of Wisconsin Energy's credit agreement, Wisconsin Energy must ensure that certain of its subsidiaries comply with several of the covenants contained therein.

As of December 31, 2011, we were in compliance with all financial covenants.

L -- DERIVATIVE INSTRUMENTS

We utilize derivatives as part of our risk management program to manage the volatility and costs of purchased power, generation and natural gas purchases for the benefit of our customers and shareholders. Our approach is non-speculative and designed to mitigate risk and protect against price volatility. Regulated hedging programs require prior approval by the PSCW.

We record derivative instruments on the balance sheet as an asset or liability measured at its fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met or we receive regulatory treatment for the derivative. For most energy related physical and financial contracts in our regulated operations that qualify as derivatives, the PSCW allows the effects of the fair market value accounting to be offset to regulatory assets and liabilities. We do not offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivatives executed with the same counterparty under the same master netting arrangement. As of December 31, 2011, we recognized $29.6 million in regulatory assets and $21.7 million in regulatory liabilities related to derivatives in comparison to $22.0 million in regulatory assets and $15.3 million in regulatory liabilities as of December 31, 2010.

We record our current derivative assets on the balance sheet in other current assets and the current portion of the liabilities in other current liabilities. The long-term portion of our derivative assets of $2.5 million is recorded in other deferred charges and other assets, and the long-term portion of our derivative liabilities of $0.7 million is recorded in other long-term liabilities. Our Consolidated Balance Sheets as of December 31, 2011 and 2010 include:

	December 31, 2011		December 31, 2010	
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability
	(Millions of Dollars)			
Natural Gas	$ 2.1	$ 9.1	$ 2.5	$ 11.6
Fuel Oil	0.3	0.1	4.4	—
FTRs	5.7	—	5.9	—
Coal	12.5	—	2.9	—
Total	$ 20.6	$ 9.2	$ 15.7	$ 11.6

Our Consolidated Income Statements include gains (losses) on derivative instruments used in our risk management strategies under fuel and purchased power for those commodities supporting our electric operations and under cost of gas sold for the natural gas sold to our customers. Our estimated notional volumes and gains (losses) for the years ended December 31 were as follows:

	2011		2010	
	Volume	Gains (Losses)	Volume	Gains (Losses)
		(Millions of Dollars)		(Millions of Dollars)
Natural Gas	71.8 million Dth	$ (33.4)	83.2 million Dth	$ (43.8)
Power	zero MWh	—	234,720 MWh	(0.5)
Fuel Oil	13.0 million gallons	6.9	8.1 million gallons	(0.5)
FTRs	23,718 MW	12.5	25,234 MW	19.2
Total		$ (14.0)		$ (25.6)

As of December 31, 2011 and 2010, we posted collateral of $11.9 million and $11.7 million, respectively, in our margin accounts. These amounts are recorded on the balance sheets in other current assets.

For the year ended December 31, 2011, we reclassified $0.2 million and for the years ended December 31, 2010 and 2009, we reclassified $0.4 million in treasury lock agreement settlement payments deferred in Accumulated Other Comprehensive Income, as an increase to Interest Expense. We estimate that during the next 12 months, $0.1 million will be reclassified from Accumulated Other Comprehensive Income as a reduction in earnings.

M -- FAIR VALUE MEASUREMENTS

Fair value measurements require enhanced disclosures about assets and liabilities that are measured and reported at fair value and establish a hierarchal disclosure framework which prioritizes and ranks the level of observable inputs used in measuring fair value.

Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). We primarily apply the market approach for recurring fair value measurements and attempt to utilize the best available information. Accordingly, we also utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. We are able to classify fair value balances based on the observability of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 -- Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an on-going basis. Instruments in this category consist of financial instruments such as exchange-traded derivatives, cash equivalents and restricted cash investments.

Level 2 -- Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Instruments in this category include non-exchange-traded derivatives such as Over-the-Counter (OTC) forwards and options.

Level 3 -- Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant management judgment or estimation. At each balance sheet date, we perform an analysis of all instruments subject to fair value reporting and include in Level 3 all instruments whose fair value is based on significant unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following tables summarize our financial assets and liabilities by level within the fair value hierarchy:

Recurring Fair Value Measures	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Assets:				
Restricted Cash	$ 45.5	$ —	$ —	$ 45.5
Derivatives	0.3	14.6	5.7	20.6
Total	$ 45.8	$ 14.6	$ 5.7	$ 66.1
Liabilities:				
Derivatives	$ 8.2	$ 1.0	$ —	$ 9.2
Total	$ 8.2	$ 1.0	$ —	$ 9.2

Recurring Fair Value Measures	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Assets:				
Restricted Cash	$ 8.3	$ —	$ —	$ 8.3
Derivatives	4.5	5.3	5.9	15.7
Total	$ 12.8	$ 5.3	$ 5.9	$ 24.0
Liabilities:				
Derivatives	$ 6.1	$ 5.5	$ —	$ 11.6
Total	$ 6.1	$ 5.5	$ —	$ 11.6

Restricted cash consists of certificates of deposit and government backed interest bearing securities and represents (i) for 2010, the remaining funds to be distributed to customers resulting from the net proceeds received from the sale of Point Beach, and (ii) for 2011, the settlement we received from the DOE during the first quarter of 2011, which is being returned, net of costs incurred, to customers. Derivatives reflect positions we hold in exchange-traded derivative contracts and OTC derivative contracts. Exchange-traded derivative contracts, which include futures and exchange-traded options, are generally based on unadjusted quoted prices in active markets and are classified within Level 1. Some OTC derivative contracts are valued using broker or dealer quotations, or market transactions in either the listed or OTC markets utilizing a mid-market pricing convention (the mid-point between bid and ask prices), as appropriate. In such cases, these derivatives are classified within Level 2. Certain OTC derivatives may utilize models to measure fair value. Generally, we use a similar model to value similar instruments. Valuation models utilize various inputs which include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, other observable inputs for the asset or liability, and market-corroborated inputs (i.e., inputs derived principally from or corroborated by observable market data by correlation or other means). Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. Certain OTC derivatives are in less active markets with a lower availability of pricing information which might not be observable in or corroborated by the market. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized in Level 3.

The following table summarizes the changes to derivatives classified as Level 3 in the fair value hierarchy:

	2011	2010
	(Millions of Dollars)	
Balance as of January 1	$ 5.9	$ 5.8
Realized and unrealized gains (losses)	—	—
Purchases and issuances	16.1	17.9
Settlements	(16.3)	(17.8)
Transfers in and/or out of Level 3	—	—
Balance as of December 31	$ 5.7	$ 5.9
Change in unrealized gains (losses) relating to instruments still held as of December 31	$ —	$ —

Derivative instruments reflected in Level 3 of the hierarchy include MISO FTRs that are measured at fair value each reporting period using monthly or annual auction shadow prices from relevant auctions. Changes in fair value for Level 3 recurring items are recorded on our balance sheet. See Note L -- Derivative Instruments, for further information on the offset to regulatory assets and liabilities.

The carrying amount and estimated fair value of certain of our recorded financial instruments as of December 31 are as follows:

Financial Instruments	2011 Carrying Amount	2011 Fair Value	2010 Carrying Amount	2010 Fair Value
	(Millions of Dollars)			
Preferred stock, no redemption required	$ 30.4	$ 25.1	$ 30.4	$ 23.5
Long-term debt including current portion	$ 4,541.4	$ 5,179.9	$ 4,288.0	$ 4,578.0

The carrying value of net accounts receivable, accounts payable and short-term borrowings approximates fair value due to the short-term nature of these instruments. The fair value of our preferred stock is estimated based upon the quoted market value for the same or similar issues. The fair value of our long-term debt, including the current portion of long-term debt, but excluding capitalized leases and unamortized discount on debt, is estimated based upon quoted market value for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the issuing company's bond rating and the present value of future cash flows.

N -- BENEFITS

Pensions and Other Post-retirement Benefits: We have defined benefit pension plans that cover substantially all of our employees. The plans provide defined benefits based upon years of service and final average salary.

We also have OPEB plans covering substantially all of our employees. The health care plans are contributory with participants' contributions adjusted annually; the life insurance plans are noncontributory. The accounting for the health care plans anticipates future cost-sharing changes to the written plans that are consistent with our expressed intent to maintain the current cost sharing levels. The post-retirement health care plans include a limit on our share of costs for recent and future retirees.

We use a year-end measurement date to measure the funded status of all of our pension and OPEB plans. Due to the regulated nature of our business, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of our pension and OPEB plans qualify as a regulatory asset.

The following table presents details about our pension and OPEB plans:

	Pension		OPEB	
	2011	2010	2011	2010
	(Millions of Dollars)			
Change in Benefit Obligation				
Benefit Obligation at January 1	$ 1,222.8	$ 1,160.7	$ 368.3	$ 374.7
Service cost	15.9	23.7	10.4	11.2
Interest cost	67.6	68.4	20.8	21.2
Participants' contributions	—	—	11.6	6.5
Plan amendments	—	—	0.4	0.3
Actuarial loss (gain)	98.0	53.4	7.6	(23.8)
Curtailments	—	—	—	(1.0)
Gross benefits paid	(73.7)	(83.4)	(30.3)	(21.8)
Federal subsidy on benefits paid	N/A	N/A	0.9	1.0
Benefit Obligation at December 31	$ 1,330.6	$ 1,222.8	$ 389.7	$ 368.3
Change in Plan Assets				
Fair Value at January 1	$ 1,059.5	$ 1,026.0	$ 216.7	$ 202.6
Actual earnings on plan assets	33.8	110.1	9.0	24.5
Employer contributions	242.9	6.8	48.4	4.9
Participants' contributions	—	—	11.6	6.5
Gross benefits paid	(73.7)	(83.4)	(30.3)	(21.8)
Fair Value at December 31	$ 1,262.5	$ 1,059.5	$ 255.4	$ 216.7
Net Liability	$ 68.1	$ 163.3	$ 134.3	$ 151.6

As of December 31, 2011, our qualified pension plans were over-funded by $24.4 million and our non-qualified pension plans were under-funded by $92.5 million. As of December 31, 2010, our qualified and non-qualified pension plans were under-funded by $71.7 million and $91.6 million, respectively.

Amounts recognized in our Consolidated Balance Sheets as of December 31 related to the funded status of the benefit plans consisted of:

	Pension		OPEB	
	2011	2010	2011	2010
	(Millions of Dollars)			
Other deferred charges	$ —	$ —	$ 20.3	$ 38.3
Other long-term liabilities	68.1	163.3	154.6	189.9
Net liability	$ 68.1	$ 163.3	$ 134.3	$ 151.6

The accumulated benefit obligation for all defined benefit plans was $1,329.4 million and $1,222.5 million as of December 31, 2011 and 2010, respectively.

The following table shows the amounts that have not yet been recognized in our net periodic benefit cost as of December 31 and are recorded as a regulatory asset on our balance sheet:

	Pension		OPEB	
	2011	2010	2011	2010
	(Millions of Dollars)			
Net actuarial loss	$ 633.4	$ 521.0	$ 108.1	$ 98.9
Prior service costs (credits)	14.4	16.7	(6.1)	(8.5)
Transition obligation	—	—	0.3	0.6
Total	$ 647.8	$ 537.7	$ 102.3	$ 91.0

We estimate that 2012 periodic pension and OPEB costs will include the amortization of previously unrecognized benefit costs referred to above of $43.9 million and $5.5 million, respectively.

The components of net periodic pension and OPEB costs for the years ended December 31 are as follows:

	Pension			OPEB		
	2011	2010	2009	2011	2010	2009
	(Millions of Dollars)					
Net Periodic Benefit Cost						
Service cost	$ 15.9	$ 23.7	$ 23.3	$ 10.4	$ 11.2	$ 8.7
Interest cost	67.6	68.4	72.3	20.8	21.2	20.5
Expected return on plan assets	(82.1)	(78.2)	(95.4)	(16.9)	(14.3)	(13.6)
Amortization of:						
Transition obligation	—	—	—	0.3	0.3	0.3
Prior service cost (credit)	2.2	2.2	2.2	(1.9)	(11.9)	(12.6)
Actuarial loss	34.0	26.8	18.9	6.2	10.8	8.9
Curtailment (gain)	—	—	—	—	(0.4)	—
Net Periodic Benefit Cost	$ 37.6	$ 42.9	$ 21.3	$ 18.9	$ 16.9	$ 12.2

In addition to the costs above, in 2011 we recorded net pension costs of less than $0.04 per share related to the settlement of pension litigation. See Note R -- Commitments and Contingencies in this report. The charges were after considering insurance and reserves established in the prior year.

	Pension			OPEB		
	2011	2010	2009	2011	2010	2009
Weighted-Average assumptions used to determine benefit obligations as of Dec. 31						
Discount rate	5.05%	5.60%	6.05%	5.20%	5.70 %	5.75%
Rate of compensation increase	4.0%	4.0%	4.0%	N/A	N/A	N/A
Weighted-Average assumptions used to determine net cost for year ended Dec. 31						
Discount rate	5.60%	6.05%	6.50%	5.70%	5.75 %	6.50%
Expected return on plan assets	7.25%	7.25%	8.25%	7.50%	7.50 %	8.25%
Rate of compensation increase	4.0%	4.0%	4.0%	N/A	N/A	N/A

Assumed health care cost trend rates as of Dec. 31	2011	2010	2009
Health care cost trend rate assumed for next year (Pre 65 / Post 65)	8.0%/12%	7.5%/16%	7.5%/20%
Rate that the cost trend rate gradually adjusts to	5.0%	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at (Pre 65 / Post 65)	2017/2017	2015/2016	2015/2016

The expected long-term rate of return on pension and OPEB plan assets was 7.25% and 7.50%, respectively, in 2011 and 2010. The expected long-term rate of return for all plan assets was 8.25% in 2009. We consult with our investment advisors on an annual basis to help us forecast expected long-term returns on plan assets by reviewing historical returns as well as calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the fund.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
	(Millions of Dollars)	
Effect on		
Post-retirement benefit obligation	$ 31.9	$ (26.8)
Total of service and interest cost components	$ 3.8	$ (3.1)

We use various Employees' Benefit Trusts to fund a major portion of OPEB. The majority of the trusts' assets are mutual funds.

Plan Assets: Current pension trust assets and amounts which are expected to be contributed to the trusts in the future are expected to be adequate to meet pension payment obligations to current and future retirees.

The Investment Trust Policy Committee oversees investment matters related to all of our funded benefit plans. The Committee works with external actuaries and investment consultants on an on-going basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. They are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

Our current pension plan target asset allocation is 45% equity investments and 55% fixed income investments. The current OPEB target asset allocation is 60% equity investments and 40% fixed income investments. Equity securities include investments in large-cap, mid-cap and small-cap companies primarily located in the United States. Fixed income securities include corporate bonds of companies from diversified industries, mortgage and other asset backed securities, commercial paper, and U.S. Treasuries.

The following table summarizes the fair value of our pension plan assets by asset category within the fair value hierarchy (for further level information, see Note M):

Asset Category - Pension	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Cash and Cash Equivalents	$ 8.5	$ —	$ —	$ 8.5
Equities:				
U.S. Equity	455.1	—	—	455.1
International Equity	100.4	33.9	—	134.3
Fixed Income				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	76.9	502.8	—	579.7
International Bonds	40.9	44.0	—	84.9
Total	$ 681.8	$ 580.7	$ —	$ 1,262.5

Asset Category - Pension	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Cash and Cash Equivalents	$ 21.1	$ —	$ —	$ 21.1
Equities:				
U.S. Equity	217.2	247.5	—	464.7
International Equity	81.1	21.6	—	102.7
Fixed Income				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	49.7	361.5	—	411.2
International Bonds	31.8	28.0	—	59.8
Total	$ 400.9	$ 658.6	$ —	$ 1,059.5

(a) This category represents investment grade bonds of U.S. and foreign issuers denominated in U.S. dollars from diverse industries.

The following table summarizes the fair value of our OPEB plan assets by asset category within the fair value hierarchy:

Asset Category - OPEB	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Cash and Cash Equivalents	$ 2.4	$ —	$ —	$ 2.4
Equities:				
U.S. Equity	113.6	—	—	113.6
International Equity	32.1	2.3	—	34.4
Fixed Income:				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	8.2	83.0	—	91.2
International Bonds	8.7	5.1	—	13.8
Total	$ 165.0	$ 90.4	$ —	$ 255.4

Asset Category - OPEB	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
	(Millions of Dollars)			
Cash and Cash Equivalents	$ 1.5	$ —	$ —	$ 1.5
Equities:				
U.S. Equity	41.6	80.1	—	121.7
International Equity	5.2	1.4	—	6.6
Fixed Income:				
Short, Intermediate and Long-term Bonds (a)				
U.S. Bonds	21.8	59.4	—	81.2
International Bonds	2.0	3.7	—	5.7
Total	$ 72.1	$ 144.6	$ —	$ 216.7

(a) This category represents investment grade bonds of U.S. and foreign issuers denominated in U.S. dollars from diverse industries.

Cash Flows:

Employer Contributions	Pension		OPEB
	Qualified	Non-Qualified	
	(Millions of Dollars)		
2009	$ 270.0	$ 5.8	$ 24.3
2010	$ —	$ 6.8	$ 4.9
2011	$ 236.4	$ 6.5	$ 48.4

The following table identifies our expected benefit payments over the next 10 years:

Year	Pension	Gross OPEB	Expected Medicare Part D Subsidy
		(Millions of Dollars)	
2012	$ 110.1	$ 20.2	$ (0.9)
2013	$ 101.3	$ 20.8	$ —
2014	$ 104.4	$ 22.2	$ —
2015	$ 103.6	$ 23.5	$ —
2016	$ 103.9	$ 24.7	$ —
2017-2021	$ 535.2	$ 136.4	$ —

Savings Plans: We sponsor savings plans which allow employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan-specified guidelines. Under these plans, we expensed matching contributions of $14.1 million, $13.8 million and $14.1 million during 2011, 2010 and 2009, respectively.

Postemployment Benefits: Postemployment benefits provided to former or inactive employees are recognized when an event occurs. The estimated liability for such benefits was $15.3 million as of December 31, 2011.

O -- GUARANTEES

We enter into various guarantees to provide financial and performance assurance to third parties on behalf of our affiliates. As of December 31, 2011, we had the following guarantees:

	Maximum Potential Future Payments	Outstanding	Liability Recorded
		(Millions of Dollars)	
Guarantees	$ 2.7	$ 0.1	$ —
Letters of Credit	$ 1.6	$ 0.1	$ —

We provide guarantees to support obligations of our affiliates to third parties under agreements and surety bonds. In the event our affiliates fail to perform, we would be responsible for the obligations.

Wisconsin Electric is subject to the potential retrospective premiums that could be assessed under its insurance program.

P -- SEGMENT REPORTING

Our operating segments as of December 31, 2011 include a utility energy segment and a non-utility energy segment. We have organized our operating segments based upon the regulatory environment in which our utility subsidiaries operate and on how management makes decisions and measures performance. The segments are managed separately because each business requires different technology and marketing strategies. The accounting policies of the reportable operating segments are the same as those described in Note A.

Our utility energy segment primarily includes our electric and natural gas utility operations. Our electric utility operation engages in the generation, distribution and sale of electric energy in southeastern (including metropolitan Milwaukee), east central and northern Wisconsin and in the Upper Peninsula of Michigan. Our natural gas utility operation is engaged in the purchase, distribution and sale of natural gas to retail customers and the transportation of customer-owned natural gas throughout Wisconsin. Our non-utility energy segment derives its revenues primarily from the ownership of electric power generating facilities for long-term lease to Wisconsin Electric.

Summarized financial information concerning our operating segments for each of the three years ended December 31, 2011 is shown in the following table. The segment information below includes income from discontinued operations as a result of the sale of Edison Sault in May 2010 and the water utility in April 2009.

Year Ended	Operating Segments: Energy: Utility	Operating Segments: Energy: Non-Utility	Corporate & Other (a)	Eliminations & Reconciling Items	Total Consolidated
	(Millions of Dollars)				
December 31, 2011					
Operating Revenues (b)	$ 4,431.5	$ 435.1	$ 0.9	$ (381.1)	$ 4,486.4
Depreciation and Amortization	$ 257.0	$ 72.5	$ 0.7	$ —	$ 330.2
Operating Income (Loss)	$ 544.8	$ 348.9	$ (6.4)	$ —	$ 887.3
Equity in Earnings of Unconsolidated Affiliates	$ 62.5	$ —	$ (0.9)	$ —	$ 61.6
Interest Expense, Net	$ 110.0	$ 66.7	$ 59.5	$ (0.4)	$ 235.8
Income Tax Expense (Benefit)	$ 182.7	$ 112.8	$ (31.6)	$ —	$ 263.9
Income from Discontinued Operations, Net of Tax	$ —	$ —	$ 13.4	$ —	$ 13.4
Net Income (Loss)	$ 376.3	$ 169.8	$ 525.9	$ (545.8)	$ 526.2
Capital Expenditures	$ 792.2	$ 31.2	$ 7.4	$ —	$ 830.8
Total Assets (c)	$ 13,433.5	$ 2,949.0	$ 4,694.8	$ (7,215.2)	$ 13,862.1
December 31, 2010					
Operating Revenues (b)	$ 4,165.3	$ 320.2	$ 0.5	$ (283.5)	$ 4,202.5
Depreciation and Amortization	$ 251.4	$ 53.5	$ 0.7	$ —	$ 305.6
Operating Income (Loss)	$ 564.0	$ 252.4	$ (6.0)	$ —	$ 810.4
Equity in Earnings of Unconsolidated Affiliates	$ 60.1	$ —	$ (0.2)	$ —	$ 59.9
Interest Expense, Net	$ 117.2	$ 40.3	$ 52.8	$ (3.9)	$ 206.4
Income Tax Expense (Benefit)	$ 192.1	$ 84.9	$ (27.1)	$ —	$ 249.9
Income from Discontinued Operations, Net of Tax	$ 0.7	$ —	$ 1.4	$ —	$ 2.1
Net Income (Loss)	$ 354.2	$ 128.4	$ 456.4	$ (482.5)	$ 456.5
Capital Expenditures	$ 687.0	$ 109.3	$ 1.9	$ —	$ 798.2
Total Assets (c)	$ 11,997.4	$ 2,914.2	$ 5,075.9	$ (6,927.7)	$ 13,059.8
December 31, 2009					
Operating Revenues (b)	$ 4,092.0	$ 163.1	$ 0.2	$ (154.4)	$ 4,100.9
Depreciation and Amortization	$ 313.1	$ 29.2	$ 0.7	$ —	$ 343.0
Operating Income (Loss)	$ 550.9	$ 120.1	$ (10.7)	$ —	$ 660.3
Equity in Earnings of Unconsolidated Affiliates	$ 59.1	$ —	$ (0.2)	$ —	$ 58.9
Interest Expense, Net	$ 117.5	$ 14.7	$ 54.3	$ (29.8)	$ 156.7
Income Tax Expense (Benefit)	$ 186.7	$ 43.4	$ (14.6)	$ —	$ 215.5
Income from Discontinued Operations, Net of Tax	$ 1.8	$ —	$ 4.9	$ —	$ 6.7
Net Income (Loss)	$ 334.2	$ 63.8	$ 382.3	$ (397.9)	$ 382.4
Capital Expenditures	$ 547.0	$ 253.2	$ 14.4	$ —	$ 814.6
Total Assets (c)	$ 10,784.6	$ 2,754.1	$ 5,385.5	$ (6,226.3)	$ 12,697.9

(a) Corporate & Other includes all other non-utility activities, primarily non-utility real estate investment and development by Wispark as well as interest on corporate debt.

(b) An elimination for intersegment revenues is included in Operating Revenues. This elimination is primarily between We Power and Wisconsin Electric.

(c) An elimination of $2,369.0 million, $1,785.9 million and $889.1 million is included in Total Assets as of December 31, 2011, 2010 and 2009, respectively, for all PTF-related activity between We Power and Wisconsin Electric.

Q -- RELATED PARTIES

We receive and/or provide certain services to other associated companies in which we have an equity investment.

American Transmission Company LLC: As of December 31, 2011, we have a 26.2% interest in ATC. We pay ATC for transmission and other related services it provides. In addition, we provide a variety of operational, maintenance and project management work for ATC, which are reimbursed to us by ATC. We are required to pay the cost of needed transmission infrastructure upgrades for new generation projects while projects are under construction, including the new generating units constructed as part of our PTF strategy. ATC reimburses us for these costs when new generation is placed in service. As of December 31, 2011 and 2010, we had a receivable of $5.4 million and $3.8 million, respectively, for these items. During the years ended December 31, 2011, 2010 and 2009, our equity in earnings from ATC was $62.5 million, $60.1 million and $59.1 million, respectively. During the years ended December 31, 2011, 2010 and 2009, distributions received from ATC were $49.7 million, $49.3 million and $46.6 million, respectively.

We provided and received services from the following associated companies during 2011, 2010 and 2009:

Equity Investee	2011	2010	2009
		(Millions of Dollars)	
Services Provided			
–ATC	$ 10.8	$ 16.9	$ 22.3
Services Received			
–ATC	$ 219.2	$ 220.8	$ 196.0

As of December 31, 2011 and 2010, our Consolidated Balance Sheets included receivable and payable balances with ATC as follows:

Equity Investee	2011	2010
	(Millions of Dollars)	
Services Provided		
–ATC	$ 0.7	$ 0.9
Services Received		
–ATC	$ 18.1	$ 18.5

R -- COMMITMENTS AND CONTINGENCIES

Capital Expenditures: We have made certain commitments in connection with 2012 capital expenditures. During 2012, we estimate that total capital expenditures will be approximately $740.2 million.

Operating Leases: We enter into long-term purchase power contracts to meet a portion of our anticipated increase in future electric energy supply needs. These contracts expire at various times through 2018. Certain of these contracts were deemed to qualify as operating leases. In addition, we have various other operating leases including leases for coal cars.

Future minimum payments for the next five years and thereafter for our operating lease contracts are as follows:

	(Millions of Dollars)
2012	$ 16.3
2013	6.5
2014	3.9
2015	4.0
2016	3.7
Thereafter	29.0
Total	$ 63.4

Divested Assets: Pursuant to the sale of Point Beach, we have agreed to indemnification provisions customary to transactions involving the sale of nuclear assets. We also provided customary indemnifications to WPL in connection with the sale of our interest in Edgewater Generating Unit 5. We have established reserves as deemed appropriate for these indemnification provisions.

Environmental Matters: We periodically review our exposure for environmental remediation costs as evidence becomes available indicating that our liability has changed. Given current information, including the following, we believe that future costs in excess of the amounts accrued and/or disclosed on all presently known and quantifiable environmental contingencies will not be material to our financial position or results of operations.

We have a program of comprehensive environmental remediation planning for former manufactured gas plant sites and coal combustion product disposal sites. We perform ongoing assessments of manufactured gas plant sites and related disposal sites used by Wisconsin Electric and Wisconsin Gas, and coal combustion product disposal/landfill sites used by Wisconsin Electric, as discussed below. We are working with the WDNR in our investigation and remediation planning. At this time, we cannot estimate future remediation costs associated with these sites beyond those described below.

Manufactured Gas Plant Sites: We have identified several sites at which Wisconsin Electric, Wisconsin Gas, or a predecessor company historically owned or operated a manufactured gas plant. These sites have been substantially remediated or are at various stages of investigation, monitoring and remediation. We have also identified other sites that may have been impacted by historical manufactured gas plant activities. Based upon on-going analysis, we estimate that the future costs for detailed site investigation and future remediation costs may range from $21 million to $65 million over the next ten years. This estimate is dependent upon several variables including, among other things, the extent of remediation, changes in technology and changes in regulation. As of December 31, 2011, we have established reserves of $37.5 million related to future remediation costs.

Historically, the PSCW has allowed Wisconsin utilities, including Wisconsin Electric and Wisconsin Gas, to defer the costs spent on the remediation of manufactured gas plant sites, and has allowed for these costs to be recovered in rates over five years. Accordingly, we have recorded a regulatory asset for remediation costs.

Coal Combustion Product Landfill Sites: Wisconsin Electric aggressively seeks environmentally acceptable, beneficial uses for its coal combustion products. However, some coal combustion products have been, and to a small degree continue to be, managed in company-owned, licensed landfills. Some early designed and constructed landfills have at times required various levels of monitoring or remediation. Where Wisconsin Electric has become aware of these conditions, efforts have been made to define the nature and extent of any release, and work has been performed to address these conditions. During 2011, 2010 and 2009, Wisconsin Electric incurred $0.2 million, $0.4 million and $0.3 million respectively, in landfill remediation expenses. As of December 31, 2011, we have no reserves established related to coal combustion product landfill sites.

EPA - Consent Decree: In April 2003, Wisconsin Electric reached a Consent Decree with the EPA, in which it agreed to significantly reduce air emissions from its coal-fired generating facilities. In July 2003, the Consent Decree was amended to include the state of Michigan, and in October 2007, the U.S. District Court for the Eastern District of Wisconsin approved and entered the amended Consent Decree. The Consent Decree was further amended in January 2012 to change the point of air monitoring at the Oak Creek Power Plant to accommodate the AQCS scheduled to begin service in 2012. The reductions are expected to be achieved by 2013 through a combination of installing new pollution control equipment, upgrading existing equipment and retiring certain older units. Through December 31, 2011, we have spent approximately $1.0 billion associated with the installation of air quality controls and have retired four coal units as part of our plan under the Consent Decree. The total cost of implementing this agreement is currently estimated to be approximately $1.1 billion over the ten year period ending 2013.

Valley Power Plant Title V Air Permit: The WDNR issued a renewed Title V operating permit for VAPP on February 28, 2011. The term of the permit is five years. Sierra Club and Clean Wisconsin requested a contested case hearing on certain conditions of the permit, and that request was granted. The Sierra Club also filed a petition requesting that the EPA remand the permit to the WDNR to require lower emission limits for particulate matter, SO_2 and NO_x, and to revise certain record-keeping requirements. No timeline has been set by the EPA to respond to that petition. We believe that the permit was properly issued and that the plant is in compliance with all applicable regulations and standards.

The Company filed an application with the PSCW on December 9, 2011 for authority to replace and upgrade the Lincoln Arthur natural gas main, which would also have the capability to accommodate the increased natural gas required if VAPP were to convert from coal to natural gas in the future. We also submitted a letter to the EPA on December 8, 2011 with four voluntary goals, which included: (1) reduce annual SO_2 emissions from the plant to no more than 4,500 tons (a 65% decrease from 2001 emission levels); (2) install a dry sorbent injection system at VAPP that is needed to meet the utility MACT rules earlier than the rules require if the installation would provide a direct economic benefit to customers and is approved by the PSCW; (3) hold an open house and tour of VAPP in 2012 to help inform the community on the plant, the unique role that it plays in the community, and to share environmental successes and future plans; and (4) convert VAPP to natural gas fuel by the 2017/2018 timeframe, provided we can demonstrate a direct economic benefit to customers and obtain authorization from the PSCW.

Oak Creek Construction Contract: Bechtel, the contractor of the Oak Creek expansion under a fixed price contract, submitted claims to us on December 22, 2008 for cost and schedule relief related to the delay of the in-service dates for OC 1 and OC 2. These claims were asserted against Elm Road Services, LLC (ERS), the project manager for the construction of the Oak Creek expansion and agent for the joint owners of OC 1 and OC 2. On October 30, 2009, Bechtel amended its claim to increase its request for cost relief and schedule relief. In its amended claim, Bechtel requested cost relief totaling approximately $517.5 million and schedule relief that would have resulted in approximately seven months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2009 for OC 1 and approximately four months of relief from liquidated damages beyond the guaranteed in-service date of September 29, 2010 for OC 2.

Bechtel's first claim was based on the alleged impact of severe weather and certain labor-related matters. Pursuant to its amended claim, Bechtel was requesting approximately $445.5 million in costs related to changed weather and labor conditions. Bechtel's second claim of approximately $72 million sought cost and schedule relief for the alleged effects of ERS-directed changes and delays allegedly caused by ERS prior to the issuance of the Full Notice to Proceed in July 2005. These claims, as well as claims submitted by ERS related to the rights of the parties under the construction contract and ERS counterclaims, had been submitted to binding arbitration.

Effective December 16, 2009, ERS and Bechtel entered into the Settlement Agreement that settled the claims between them regarding OC 1 and OC 2. Pursuant to the terms of this Settlement Agreement, ERS will pay to Bechtel $72 million to settle these claims payable upon the achievement of specific project milestones. As of December 31, 2011, Bechtel has received $67 million of the $72 million total settlement. The remaining milestone payments are tied to final acceptance of the units. In addition, Bechtel received 120 days of schedule relief for OC 1 and 60 days for OC 2. Therefore, the guaranteed in-service date of September 29, 2009 for OC 1 was extended to January 27, 2010, and the guaranteed in-service date of September 29, 2010 for OC 2 was extended to November 28, 2010. Bechtel subsequently received an additional 21 days of schedule relief for OC 2 as part of a change order signed concurrent with the turnover of OC 2. Therefore, the total schedule relief granted to Bechtel was 120 days for OC 1 and 81 days for OC 2.

We are responsible for approximately 85% of amounts paid under the Settlement Agreement, consistent with our ownership share of the Oak Creek expansion. The other joint owners are responsible for the remainder.

Cash Balance Pension Plan: In June 2009, a lawsuit was filed by Alan M. Downes, a former employee, against the Plan in the U.S. District Court for the Eastern District of Wisconsin. The complaint alleged that Plan participants who received a lump sum distribution under the Plan prior to their normal retirement age did not receive the full benefit to which they were entitled in violation of ERISA and were owed additional benefits, because the Plan failed to apply the correct interest crediting rate to project the cash balance account to their normal retirement age. In September 2010, the plaintiff filed a First Amended Class Action Complaint alleging additional claims under ERISA and adding Wisconsin Energy as a defendant.

In November 2011, we entered into a settlement agreement with the plaintiffs for $45.0 million, and the court promptly issued an order preliminarily approving the settlement. As part of the settlement agreement, we agreed to class certification for all similarly situated plaintiffs. The resolution of this matter resulted in a cost of less than $0.04 per share for 2011 after considering insurance and reserves established in the prior year. We do not anticipate further charges as a result of the settlement, other than certain process-related costs we expect to incur to implement the settlement. We expect the court to provide final approval of the settlement agreement in April 2012, and to pay additional benefits to class members promptly after receiving this approval.

S -- SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2011, we paid $234.0 million in interest, net of amounts capitalized, and received $109.1 million in net refunds from income taxes. During the year ended December 31, 2010, we paid $198.0 million in interest, net of amounts capitalized, and $166.7 million in income taxes, net of refunds. During the year ended December 31, 2009, we paid $152.3 million in interest, net of amounts capitalized, and received $27.9 million in net refunds from income taxes.

As of December 31, 2011, 2010 and 2009, the amount of accounts payable related to capital expenditures was $16.7 million, $18.2 million and $14.7 million, respectively.

During the years ended December 31, 2011, 2010 and 2009, total amortization of deferred revenue was $54.4 million, $34.6 million and $8.0 million, respectively.

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, common equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wisconsin Energy Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

February 28, 2012

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte & Touche LLP
555 E. Wells Street, Suite 1400
Milwaukee, WI 53202-3824
USA

Tel: 414-271-3000
Fax: 414-347-6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wisconsin Energy Corporation:

We have audited the internal control over financial reporting of Wisconsin Energy Corporation and subsidiaries (the "Company") as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

February 28, 2012

Member of
Deloitte Touche Tohmatsu

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of Wisconsin Energy Corporation's and subsidiaries' internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, our management concluded that Wisconsin Energy Corporation's and subsidiaries' internal control over financial reporting was effective as of December 31, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, as auditors of our financial statements has issued an attestation report on the effectiveness of Wisconsin Energy Corporation's and its subsidiaries' internal control over financial reporting as of December 31, 2011. Deloitte & Touche LLP's report is included in this report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth quarter of 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

WISCONSIN ENERGY CORPORATION
CONSOLIDATED SELECTED FINANCIAL AND STATISTICAL DATA

Financial	2011	2010	2009	2008	2007
Year Ended December 31					
Net income - Continuing Operations (Millions)	$ 512.8	$ 454.4	$ 375.7	$ 355.1	$ 332.4
Earnings per share - Continuing Operations					
Basic	$ 2.20	$ 1.94	$ 1.61	$ 1.52	$ 1.42
Diluted	$ 2.18	$ 1.92	$ 1.59	$ 1.50	$ 1.40
Dividends per share of common stock	$ 1.04	$ 0.80	$ 0.675	$ 0.54	$ 0.50
Operating revenues (Millions)					
Utility energy	$ 4,431.5	$ 4,165.3	$ 4,092.0	$ 4,395.5	$ 4,190.9
Non-utility energy	435.1	320.2	163.1	126.2	75.7
Eliminations and Other	(380.2)	(283.0)	(154.2)	(119.3)	(62.3)
Total operating revenues	$ 4,486.4	$ 4,202.5	$ 4,100.9	$ 4,402.4	$ 4,204.3
As of December 31 (Millions)					
Total assets	$ 13,862.1	$ 13,059.8	$ 12,697.9	$ 12,617.8	$ 11,720.3
Long-term debt (including current maturities) and capital lease obligations	$ 4,646.9	$ 4,405.4	$ 4,171.5	$ 4,136.5	$ 3,525.3
Common Stock Closing Price	$ 34.96	$ 29.43	$ 24.92	$ 20.99	$ 24.36

CONSOLIDATED SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	(Millions of Dollars, Except Per Share Amounts) (a)			
	March		June	
Three Months Ended	2011	2010	2011	2010
Operating revenues	$ 1,328.7	$ 1,248.6	$ 991.7	$ 890.9
Operating income	295.6	228.4	174.4	163.3
Income from Continuing Operations	170.9	129.0	98.0	87.5
Income (loss) from Discontinued Operations	—	0.7	11.5	1.2
Total Net Income	$ 170.9	$ 129.7	$ 109.5	$ 88.7
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 0.73	$ 0.55	$ 0.42	$ 0.37
Discontinued operations	—	—	0.05	0.01
Total earnings per share (basic)	$ 0.73	$ 0.55	$ 0.47	$ 0.38
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 0.72	$ 0.55	$ 0.41	$ 0.37
Discontinued operations	—	—	0.05	—
Total earnings per share (diluted)	$ 0.72	$ 0.55	$ 0.46	$ 0.37

	September		December	
Three Months Ended	2011	2010	2011	2010
Operating revenues	$ 1,052.8	$ 973.2	$ 1,113.2	$ 1,089.8
Operating income	224.3	203.0	193.0	215.7
Income from Continuing Operations	129.8	112.3	114.1	125.6
Income (loss) from Discontinued Operations	—	(0.1)	1.9	0.3
Total Net Income	$ 129.8	$ 112.2	$ 116.0	$ 125.9
Earnings per share of common stock (basic) (b)				
Continuing operations	$ 0.56	$ 0.48	$ 0.49	$ 0.54
Discontinued operations	—	—	0.01	—
Total earnings per share (basic)	$ 0.56	$ 0.48	$ 0.50	$ 0.54
Earnings per share of common stock (diluted) (b)				
Continuing operations	$ 0.55	$ 0.47	$ 0.49	$ 0.53
Discontinued operations	—	—	0.01	—
Total earnings per share (diluted)	$ 0.55	$ 0.47	$ 0.50	$ 0.53

(a) Quarterly results of operations are not directly comparable because of seasonal and other factors. See Management's Discussion and Analysis of Financial Condition and Results of Operations.

(b) Quarterly earnings per share may not total to the amounts reported for the year because the computation is based on the weighted average common shares outstanding during each quarter.

PERFORMANCE GRAPH

The performance graph on the next page shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the last five years had $100 been invested at the close of business on December 31, 2006, in each of:

- Wisconsin Energy common stock;
- a Custom Peer Group Index; and
- the Standard & Poor's 500 Index ("S&P 500").

Custom Peer Group Index. We use the Custom Peer Group Index for peer comparison purposes because we believe the Index provides an accurate representation of our peers. The Custom Peer Group Index is a market-capitalization-weighted index consisting of 27 companies, including Wisconsin Energy. These companies are similar to us in terms of business model and long-term strategies.

In addition to Wisconsin Energy, the companies in the Custom Peer Group Index are Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; FirstEnergy Corp.; Great Plains Energy; Integrys Energy Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; NV Energy, Inc.; OGE Energy Corp.; Pepco Holdings, Inc.; PG&E Corporation; Pinnacle West Capital Corporation; Portland General; Progress Energy Inc.; SCANA Corporation; Sempra Energy; The Southern Company; Westar Energy, Inc.; and Xcel Energy Inc.

Five-Year Cumulative Return Chart



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Wisconsin Energy Corporation
Custom Peer Group Index
S&P 500
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011

Value of Investment at Year-End

	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11
Wisconsin Energy Corporation	$100	$105	$93	$113	$138	$170
Custom Peer Group Index	$100	$108	$90	$101	$113	$137
S&P 500	$100	$105	$66	$84	$97	$99

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

NUMBER OF COMMON STOCKHOLDERS

As of December 31, 2011, based upon the number of Wisconsin Energy Corporation stockholder accounts (including accounts in our dividend reinvestment and stock purchase plan), we had approximately 42,550 registered stockholders.

COMMON STOCK LISTING AND TRADING

Our common stock is listed on the New York Stock Exchange under the ticker symbol "WEC." Daily trading prices and volume can be found in the "NYSE Composite" section of most major newspapers, usually abbreviated as WI Engy.

DIVIDENDS AND COMMON STOCK PRICES

Common Stock Dividends of Wisconsin Energy: Cash dividends on our common stock, as declared by the Board of Directors, are normally paid on or about the first day of March, June, September and December of each year. We review our dividend policy on a regular basis. Subject to any regulatory restrictions or other limitations on the payment of dividends, future dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, earnings, financial condition and other requirements. For information regarding restrictions on the ability of our subsidiaries to pay us dividends, see Note I -- Common Equity in the Notes to Consolidated Financial Statements.

On January 19, 2012, our Board of Directors approved a new dividend policy. Pursuant to this new policy, we will target a dividend payout ratio that trends toward 60% in the year 2014. At the same time, in accordance with that policy, our Board of Directors increased our quarterly dividend to $0.30 per share effective with the first quarter 2012 dividend payment, which would result in annual dividends of $1.20 per share.

On January 20, 2011, our Board of Directors approved a two-for-one stock split of our common stock, which was effected through a stock dividend. Stockholders of record at the close of business on February 14, 2011 were entitled to one additional share of Wisconsin Energy common stock for each share then owned. The additional shares were distributed on March 1, 2011. The table below reflects the impact of the two-for-one stock split.

Range of Wisconsin Energy Common Stock Prices and Dividends:

	2011			2010		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$ 31.01	$ 28.83	$ 0.26	$ 25.71	$ 23.44	$ 0.20
Second	$ 31.89	$ 29.39	0.26	$ 26.90	$ 23.42	0.20
Third	$ 32.49	$ 27.00	0.26	$ 29.29	$ 24.71	0.20
Fourth	$ 35.38	$ 29.82	0.26	$ 30.51	$ 28.76	0.20
Annual	$ 35.38	$ 27.00	$ 1.04	$ 30.51	$ 23.42	$ 0.80

BOARD OF DIRECTORS



John F. Bergstrom
Director since 1987.
Chairman and Chief Executive Officer of Bergstrom Corporation, which owns and operates numerous automobile sales and leasing companies.



Barbara L. Bowles
Director since 1998.
Retired Vice Chair of Profit Investment Management and Retired Chairman of The Kenwood Group, Inc., investment advisory firms. The Kenwood Group, Inc. was merged into Profit Investment Management in 2006.



Patricia W. Chadwick
Director since 2006.
President of Ravengate Partners, LLC, which provides businesses and not-for-profit institutions with advice about the economy and the financial markets.



Robert A. Cornog
Director since 1993.
Retired Chairman of the Board, President and Chief Executive Officer of Snap-on Incorporated, a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment and tool storage products.



Curt S. Culver
Director since 2004.
Chairman and Chief Executive Officer of MGIC Investment Corporation and Mortgage Guaranty Insurance Corporation, a private mortgage insurance company.



Thomas J. Fischer
Director since 2005.
Principal of Fischer Financial Consulting LLC, which provides consulting on corporate financial, accounting and governance matters.



Gale E. Klappa
Director since 2003.
Chairman of the Board, President and Chief Executive Officer of Wisconsin Energy Corporation.



Ulice Payne, Jr.
Director since 2003.
Managing Member of Addison-Clifton, LLC, which provides global trade compliance advisory services.



Mary Ellen Stanek
Director since 2012.
Managing Director and Director of Asset Management of Robert W. Baird & Co. Incorporated; Chief Investment Officer, Baird Advisors; President, Baird Funds, Inc. Robert W. Baird & Co. provides wealth management, capital markets, private equity and asset management services to clients worldwide.



Frederick P. Stratton, Jr.
Director since 1987.
Chairman Emeritus of Briggs & Stratton Corporation, a manufacturer of small gasoline engines.

OFFICERS

The names and positions as of December 31, 2011 of Wisconsin Energy's officers are listed below.

Gale E. Klappa(1) – Chairman of the Board, President and Chief Executive Officer.

James C. Fleming(1)(2) – Executive Vice President and General Counsel.

Frederick D. Kuester(1) – Executive Vice President and Chief Financial Officer.

Allen L. Leverett(1) – Executive Vice President.

Robert M. Garvin(1) – Senior Vice President – External Affairs.

Kristine A. Rappé(1) – Senior Vice President and Chief Administrative Officer.

Darnell K. DeMasters – Vice President – Federal Policy.

Stephen P. Dickson(1) – Vice President and Controller.

J. Patrick Keyes – Vice President and Treasurer.

Walter J. Kunicki – Vice President.

Susan H. Martin(2) – Vice President, Corporate Secretary and Associate General Counsel.

Richard J. White – Vice President.

Keith H. Ecke – Assistant Corporate Secretary.

David L. Hughes – Assistant Treasurer.

Scott J. Lauber – Assistant Treasurer.

James A. Schubilske – Assistant Treasurer.

(1) Executive Officers of Wisconsin Energy Corporation as of December 31, 2011. Charles R. Cole and Kevin Fletcher, both Senior Vice Presidents of Wisconsin Electric Power Company and Wisconsin Gas LLC, are also executive officers of Wisconsin Energy Corporation. Mr. Cole retired effective March 1, 2012.

(2) Mr. Fleming stepped down as General Counsel effective March 1, 2012, and is retiring effective April 1, 2012. Ms. Martin was appointed Executive Vice President, General Counsel and Corporate Secretary effective March 1, 2012.

NOTICE OF 2012 ANNUAL MEETING AND PROXY STATEMENT

Wisconsin Energy Corporation

TABLE OF CONTENTS

Wisconsin Energy Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 26, 2012

To the Stockholders of Wisconsin Energy Corporation:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders. **An admission ticket will be required to enter the meeting**. Your admission ticket, which also includes a map to the meeting, is located on your proxy card. Instructions on how to obtain an admission ticket if you received your proxy materials electronically are provided on page P-7 of the proxy statement. If you are not able to attend the Annual Meeting, you may listen to a live webcast available on the Wisconsin Energy Website at: www.wisconsinenergy.com/invest/annualmtg.htm. An archive of the webcast will be available on the site for approximately 12 months following the meeting. **Regardless of whether you plan to attend, please take a moment to vote your proxy**. The meeting will be held as follows:

WHEN:	Thursday, May 3, 2012 10:00 a.m., Central time
WHERE:	Concordia University Wisconsin R. John Buuck Field House 12800 North Lake Shore Drive Mequon, Wisconsin 53097
ITEMS OF BUSINESS:	• Elect nine directors for terms expiring in 2013. • Approve the Amendments to the Company's Restated Articles of Incorporation to Implement a Majority Voting Standard for the Election of Directors in Non-Contested Elections. • Approve the Amendments to the Company's Bylaws to Implement a Majority Voting Standard for the Election of Directors in Non-Contested Elections. • Ratify Deloitte & Touche LLP as independent auditors for 2012. • Advisory vote on compensation of the named executive officers. • Consider any other matters that may properly come before the meeting.
RECORD DATE:	February 23, 2012
VOTING BY PROXY:	*Your vote is important*. You may vote: • using the Internet; • by telephone; or • by returning the proxy card in the envelope provided.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 3, 2012 – The Proxy Statement and 2011 Annual Report are available at:

http://www.wisconsinenergy.com/proxystatement

By Order of the Board of Directors,

Susan H. Martin

Susan H. Martin
Executive Vice President, General Counsel and Corporate Secretary

This Page Intentionally Left Blank

PROXY STATEMENT

This proxy statement is being furnished to stockholders beginning on or about March 26, 2012, in connection with the solicitation of proxies by the Wisconsin Energy Corporation ("WEC" or the "Company") Board of Directors (the "Board") to be used at the Annual Meeting of Stockholders on Thursday, May 3, 2012 (the "Meeting") at 10:00 a.m., Central time, in the R. John Buuck Field House on the campus of Concordia University Wisconsin located at 12800 North Lake Shore Drive, Mequon, Wisconsin 53097, and at all adjournments or postponements of the Meeting, for the purposes listed in the preceding Notice of Annual Meeting of Stockholders.

GENERAL INFORMATION – FREQUENTLY ASKED QUESTIONS

On what am I voting?

Proposal 1: Election of nine directors for terms expiring in 2013.

Proposal 2: Approval of amendments to the Company's Restated Articles of Incorporation to implement a majority voting standard for the election of directors in non-contested elections.

Proposal 3: Approval of amendments to the Company's Bylaws to implement a majority voting standard for the election of directors in non-contested elections.

Proposal 4: Ratification of Deloitte & Touche LLP as independent auditors for 2012.

Proposal 5: Advisory vote on compensation of the named executive officers, commonly referred to as a "Say on Pay" vote.

The Company is not aware of any other matters that will be voted on. If a matter does properly come before the Meeting, the persons named as the proxies in the accompanying form of proxy will vote the proxy at their discretion.

What are the Board's voting recommendations?

The Board of Directors recommends a vote:

- **FOR** each of the nine nominated directors;
- **FOR** the amendments to the Company's Restated Articles of Incorporation to elect directors by majority vote in non-contested elections;
- **FOR** the amendments to the Company's Bylaws to elect directors by majority vote in non-contested elections;
- **FOR** ratification of Deloitte & Touche LLP as independent auditors for 2012; and
- **FOR** approval of the compensation of the Company's named executive officers as disclosed in this proxy statement.

What is the vote required for each proposal?

Proposal 1: The nine individuals receiving the largest number of votes will be elected as directors.

Proposal 2: Approval of the amendments to the Company's Restated Articles of Incorporation requires the affirmative vote of a majority of all shares entitled to vote on this proposal.

Proposal 3: Approval of the amendments to the Company's Bylaws requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.

Proposal 4: Ratification of the independent auditors requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting.

Proposal 5: Approval, on a non-binding, advisory basis, of the compensation of the named executive officers requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Because proposal 2 requires the affirmative vote of a majority of all shares entitled to vote on the proposal, abstentions and broker non-votes will have the effect of votes against this proposal. Presuming a quorum is present, abstentions and broker non-votes will have no effect on the outcome of any of the remaining proposals.

Who can vote?	Common stockholders as of the close of business on the record date, February 23, 2012, can vote. Each outstanding share of WEC common stock is entitled to one vote upon each matter presented. A list of stockholders entitled to vote will be available for inspection by stockholders at WEC's principal business office, 231 West Michigan Street, Milwaukee, Wisconsin 53203, prior to the Meeting. The list also will be available at the Meeting.
How do I vote?	There are several ways to vote: • By Internet. The Company encourages you to vote this way. • By toll-free touch-tone telephone. • By completing and mailing the enclosed proxy card. • By written ballot at the Meeting. Instructions to vote through the Internet or by telephone are listed on your proxy card or the information forwarded to you by your bank or broker. The Internet and telephone voting facilities will close at 10:59 p.m., Central time, on Wednesday, May 2, 2012. If you are a participant in WEC's Stock Plus Investment Plan ("Stock Plus") or own shares through investments in the WEC Common Stock Fund or WEC Common Stock ESOP Fund in WEC's 401(k) plan, your proxy will serve as voting instructions for your shares held in those plans. The administrator for Stock Plus and the trustee for the 401(k) plan will vote your shares as you direct. If a proxy is not returned for shares held in Stock Plus, the administrator will not vote those shares. If a proxy is not returned for shares held in the 401(k) plan, the trustee will vote those shares in the same proportion that all shares in the WEC Common Stock Fund or WEC Common Stock ESOP Fund, as the case may be, for which voting instructions have been received, are voted. If you are a beneficial owner and your bank or broker holds your shares in its name, they are permitted to vote your shares in the ratification of the independent auditors even if the broker does not receive voting instructions from you. However, for matters considered non-routine, which includes proposals 1, 2, 3 and 5, your broker or other record holder of your shares will not be permitted to vote your shares unless you provide voting instructions. If your shares are held in the name of a broker, bank or other holder of record, you are invited to attend the Meeting, but may not vote at the Meeting unless you have first obtained a proxy executed in your favor from the holder of record.
What does it mean if I get more than one proxy?	It means your shares are held in more than one account. Please vote all proxies to ensure all of your shares are counted.
What constitutes a quorum?	As of the record date, there were 230,461,080 shares of WEC common stock outstanding. In order to conduct the Meeting, a majority of the outstanding shares entitled to vote must be represented in person or by proxy. This is known as a "quorum." Abstentions and shares which are the subject of broker non-votes will count toward establishing a quorum.
Can I change my vote?	You may change your vote or revoke your proxy at any time prior to the closing of the polls, by: • entering a new vote by Internet or phone; • returning a later-dated proxy card; • voting in person at the Meeting; or • notifying WEC's Corporate Secretary by written revocation letter. The Corporate Secretary is Susan H. Martin. Any revocation should be filed with her at WEC's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201. Attendance at the Meeting will not, in itself, constitute revocation of a proxy. All shares entitled to vote and represented by properly completed proxies timely received and not revoked will be voted as you direct. If no direction is given in a properly completed proxy, the proxy will be voted as the Board recommends.

Who conducts the proxy solicitation?	The WEC Board is soliciting these proxies. WEC will bear the cost of the solicitation of proxies. WEC contemplates that proxies will be solicited principally through the use of the mail, but employees of WEC or its subsidiaries may solicit proxies by telephone, personally or by other communications, without compensation apart from their normal salaries. It is not anticipated that any other persons will be engaged to solicit proxies or that compensation will be paid for that purpose. However, WEC may seek the services of an outside proxy solicitor in the event that it believes such services would be beneficial.
Who will count the votes?	BNY Mellon Shareowner Services, which also will serve as Inspector of Election, will tabulate voted proxies.
How can I attend the Meeting?	The Meeting is open to all stockholders of WEC. **You must bring an admission ticket or other evidence of your stock ownership to enter the Meeting.** If you received proxy materials by mail, your admission ticket is included on your proxy card. The admission ticket admits the stockholder and one guest. If your shares are jointly owned and you need an additional ticket, or if you need directions to the Meeting or have questions regarding this process, contact Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201 or call 800-881-5882. A map to the Meeting is included on the admission ticket.
What information is available via the Internet?	The following documents can be found at http://www.wisconsinenergy.com/proxystatement: • Notice of Annual Meeting; • Proxy Statement; • 2011 Annual Report; and • Form of Proxy.
How do I obtain an admission ticket if I received my proxy materials electronically?	If your shares are registered in your name, you can print an admission ticket by following the instructions provided in the e-mail which transmitted your proxy materials. If you hold your shares through a bank, brokerage firm, or other nominee, call 800-881-5882 or write to Stockholder Services at the above address to request an admission ticket. We will send you an admission ticket upon verification of your ownership. You may also bring a copy of your account statement or other evidence of your ownership as of the record date to the Meeting. That document will serve as your admission ticket.
What steps has WEC taken to reduce the cost of proxy solicitation?	WEC has implemented several practices that reduce printing and postage costs and are friendly to the environment. WEC encourages you to choose MLink[SM] for fast and secure 24/7 online access to proxy materials, investment plan statements, tax documents and more. Simply log on at http://www.bnymellon.com/shareowner/equityaccess where step-by-step instructions will prompt you on how to enroll in MLink[SM]. The Company also has: • encouraged Internet and telephone voting of your proxies; and • implemented "householding" whereby stockholders sharing a single address receive a single annual report and proxy statement, unless the Company received instructions to the contrary from one or more of the stockholders. If you received multiple copies of the annual report and proxy statement, you may wish to contact the Company's transfer agent, BNY Mellon Shareowner Services, at 800-558-9663, to request householding, or you may provide written instructions to Wisconsin Energy Corporation, c/o BNY Mellon Shareowner Services, P.O. Box 358035, Pittsburgh, PA 15252-8035. If you wish to receive separate copies of the annual report and proxy statement now or in the future, or to discontinue householding entirely, you may contact the Company's transfer agent using the contact information provided above. Upon request, the Company will promptly send a separate copy of either document. Whether or not a stockholder is householding, each stockholder will continue to receive a proxy card. If your shares are held through a bank, broker or other holder of record, you may request householding by contacting the holder of record.

Who do I contact if I have questions about the Meeting or my account?	If you need more information about the Meeting, write to Stockholder Services, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201, or call us at 800-881-5882. For information about shares registered in your name or your Stock Plus account, call our transfer agent, BNY Mellon Shareowner Services, at 800-558-9663, or access your account via the Internet at http://www.bnymellon.com/shareowner/equityaccess.
How will the acquisition of BNY Mellon Shareowner Services by Computershare affect stockholders?	Effective January 2, 2012, Computershare Shareholder Services LLC acquired our transfer agent, BNY Mellon Shareowner Services. We anticipate that the transition from BNY Mellon Shareowner Services to Computershare will occur following the Meeting. You can expect to receive additional communications in the coming months concerning this transition, but should continue working with BNY Mellon Shareowner Services with any questions regarding shares registered in your name or your Stock Plus account until otherwise notified.

CORPORATE GOVERNANCE – FREQUENTLY ASKED QUESTIONS

Does WEC have Corporate Governance Guidelines?	Yes, since 1996 the Board has maintained Corporate Governance Guidelines that provide a framework under which it conducts business. The Corporate Governance Committee reviews the Guidelines annually to ensure that the Board is providing effective governance over the affairs of the Company. The Guidelines are available in the "Governance" section of the Company's Website at www.wisconsinenergy.com and are available in print to any stockholder who requests them in writing from the Corporate Secretary.
How are directors determined to be independent?	No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The Corporate Governance Guidelines provide that the Board should consist of at least a two-thirds majority of independent directors.
What are the Board's standards of independence?	The guidelines the Board uses in determining director independence are located in Appendix A of the Corporate Governance Guidelines. These standards of independence, which are summarized below, include those established by the New York Stock Exchange as well as a series of standards that are more comprehensive than New York Stock Exchange requirements. A director will be considered independent by the Board if the director: • has not been an employee of the Company for the last five years; • has not received, in the past three years, more than $120,000 per year in direct compensation from the Company, other than director fees or deferred compensation for prior service; • is not a current partner or employee of a firm that is the Company's internal or external auditor, was not within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time, or has no immediate family member who is a current employee of such a firm and personally works on the Company's audit; • has not been an executive officer, in the past three years, of another company where any of the Company's present executives at the same time serves or served on that other company's compensation committee; • in the past three years, has not been an employee of a company that makes payments to, or receives payments from, the Company for property or services in an amount which in any single fiscal year is the greater of $1 million or 2% of such other company's consolidated gross revenues; • has not received, in the past three years, remuneration, other than *de minimus* remuneration, as a result of services as, or being affiliated with an entity that serves as, an advisor, consultant, or legal counsel to the Company or to a member of the Company's senior management, or a significant supplier of the Company; • has no personal service contract(s) with the Company or any member of the Company's senior management; • is not an employee or officer with a not-for-profit entity that receives 5% or more of its total annual charitable awards from the Company; • has not had any business relationship with the Company, in the past three years, for which the Company has been required to make disclosure under certain rules of the Securities and Exchange Commission;

- is not employed by a public company at which an executive officer of the Company serves as a director; and
- does not have any beneficial ownership interest of 5% or more in an entity that has received remuneration, other than *de minimus* remuneration, from the Company, its subsidiaries or affiliates.

The Board also considers whether a director's immediate family members meet the above criteria, as well as whether a director has any relationships with WEC's affiliates for certain of the above criteria, when determining the director's independence.

Who are the independent directors?

The Board has affirmatively determined that Directors Bergstrom, Bowles, Chadwick, Cornog, Culver, Fischer, Payne, Stanek and Stratton have no relationships described in the Board's standards of independence noted above and otherwise have no material relationships with WEC and are independent. This represents 90% of the Board. Director Klappa is not independent due to his present employment with WEC.

Since 2005, WEC has engaged Robert W. Baird & Co. primarily to provide consulting services for investments held in the Company's various benefit plan trusts. The Board reviewed the terms of this engagement, including the approximately $379,000 in fees paid to Baird in 2011 (which are less than one-tenth of 1% of Baird's total revenue), and Ms. Stanek's position at Baird, and concluded that such engagement is not material and did not impact Ms. Stanek's independence.

What are the committees of the Board?

The Board of Directors has the following committees: Audit and Oversight, Compensation, Corporate Governance, Finance, and Executive.

All committees, except the Executive Committee, operate under a charter approved by the Board. A copy of each committee charter is posted in the "Governance" section of the Company's Website at www.wisconsinenergy.com and is available in print to any stockholder who requests it in writing from the Corporate Secretary. The members and the responsibilities of each committee are listed later in this proxy statement under the heading "Committees of the Board of Directors."

Are the Audit and Oversight, Corporate Governance and Compensation Committees comprised solely of independent directors?

Yes, these committees are comprised solely of independent directors, as determined under New York Stock Exchange rules and the Board's Corporate Governance Guidelines.

In addition, the Board has determined that each member of the Audit and Oversight Committee is independent under the rules of the New York Stock Exchange applicable to audit committee members. The Audit and Oversight Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Is the office of CEO combined with the office of Chairman of the Board?

Yes, the office of CEO is combined with the office of Chairman of the Board. Consistent with WEC's Bylaws and its Corporate Governance Guidelines, the Board retains the right to exercise its discretion in combining or separating the offices of Chief Executive Officer and Chairman of the Board. Given the uniqueness and complexity of the Company's industry, operations and regulatory environment, the Board believes that having a combined CEO and Chairman is the appropriate structure for the Company. This combined structure provides the Company with clear leadership and a single voice in implementation of its strategy and in leading discussions at the Board level.

The Board currently does not appoint a lead independent director; however, Director Bowles, the chair of the Corporate Governance Committee, acts as presiding director whenever the independent directors meet in executive session without any management present. The Board believes that such leadership evolves naturally and may vary depending upon the issue under consideration. Therefore, the Board does not believe that the appointment of a designated lead independent director is necessary.

Do the non-management directors meet separately from management?

Yes, at every regularly scheduled Board meeting non-management (non-employee) directors meet in executive session without any management present. All non-management directors are independent. The chair of the Corporate Governance Committee, currently Director Bowles, presides at these sessions.

What is the Board's role in risk oversight?	The Board oversees our risk environment and has delegated specific risk monitoring responsibilities to the Audit and Oversight Committee and the Finance Committee as described in each committee's charter. Both of these committees routinely report back to the Board. The Board and its committees also periodically receive briefings from management on specific areas of risk as well as emerging risks to the enterprise. The Board's role in risk oversight had no effect on the Board's decision to keep the roles of Chairman and CEO combined. The Audit and Oversight Committee periodically hears reports from management on the Company's major risk exposures in such areas as compliance, environmental, legal/litigation and ethical conduct and steps taken to monitor and control such exposures. This committee also devotes at least one meeting annually to risk oversight. The Finance Committee discusses the Company's risk assessment and risk management policies, and provides oversight of insurance matters to ensure that its risk management program is functioning properly. Both committees have direct access to, and meet as needed with, Company representatives without other management present to discuss matters related to risk management. The CEO, who is ultimately responsible for managing risk, routinely reports to the Board on risk-related matters. As part of this process, the business unit leaders identify existing, new or emerging issues or changes within their business area that could have enterprise implications and report them to senior management. Management is tasked with ensuring that these risks and opportunities are appropriately addressed. In addition, the Company has established a Compliance Risk Steering Committee, comprised of senior level management employees, whose purpose is to foster an enterprise-wide approach to managing compliance. The results of each of these risk-management efforts are reported to the CEO and to the Board or its appropriate committee.
How can interested parties contact the members of the Board?	Correspondence may be sent to the directors, including the non-management directors, in care of the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201. All communication received as set forth above will be opened by the Corporate Secretary for the sole purpose of confirming the contents represent a message to the Company's directors. Pursuant to instructions from the Board of Directors, all communication, other than advertising, promotion of a product or service, or patently offensive material, will be forwarded promptly to the addressee.
Does the Company have a written code of ethics?	Yes, all WEC directors, executive officers and employees, including the principal executive, financial and accounting officers, have a responsibility to comply with WEC's Code of Business Conduct, to seek advice in doubtful situations and to report suspected violations. WEC's Code of Business Conduct addresses, among other things: conflicts of interest; confidentiality; fair dealing; protection and proper use of Company assets; and compliance with laws, rules and regulations (including insider trading laws). The Company has not provided any waiver to the Code for any director, executive officer or other employee. The Code of Business Conduct is posted in the "Governance" section of the Company's Website at www.wisconsinenergy.com. It is also available in print to any stockholder upon request in writing to the Corporate Secretary. The Company has several ways employees can raise questions concerning WEC's Code of Business Conduct and other Company policies. As one reporting mechanism, the Company has contracted with an independent call center for employees to confidentially and anonymously report suspected violations of the Code of Business Conduct or other concerns, including those regarding accounting, internal accounting controls or auditing matters.

Does the Company have policies and procedures in place to review and approve related party transactions?	All employees of WEC, including executive officers, and members of the Board are required to comply with WEC's Code of Business Conduct. The Code addresses, among other things, what actions are required when potential conflicts of interest may arise, including those from related party transactions. Specifically, executive officers and members of the Board are required to obtain approval of the Audit and Oversight Committee chair (1) before obtaining any financial interest in or participating in any business relationship with any company, individual or concern doing business with WEC or any of its subsidiaries, (2) before participating in any joint venture, partnership or other business relationship with WEC or any of its subsidiaries, and (3) before serving as an officer or member of the board of any substantial outside for-profit organization (except the Chief Executive Officer must obtain the approval of the full Board before doing so and members of the Board of Directors must obtain the prior approval of the Corporate Governance Committee). Executive officers must obtain the prior approval of the Chief Executive Officer before accepting a position with a substantial non-profit organization; members of the Board must notify the Compliance Officer when joining the board of a substantial non-profit organization, but do not need to obtain prior approval. In addition, WEC's Code of Business Conduct requires employees and directors to notify the Compliance Officer of situations where family members are a supplier or significant customer of WEC or employed by one. To the extent the Compliance Officer deems it appropriate, she will consult with the Audit and Oversight Committee chair in situations involving executive officers and members of the Board.
Does the Board evaluate CEO performance?	Yes, the Compensation Committee, on behalf of the Board, annually evaluates the performance of the CEO and reports the results to the Board. As part of this practice, the Compensation Committee obtains from each non-employee director his or her opinion and input on the CEO's performance. The CEO is evaluated in a number of areas including leadership, vision, financial stewardship, strategy development, management development, effective communication with constituencies, demonstrated integrity and effective representation of the Company in community and industry affairs. The chair of the Compensation Committee shares the evaluation results with the CEO. The process is also used by the Committee to determine appropriate compensation for the CEO. This procedure allows the Board to evaluate the CEO and to communicate the Board's expectations.
Does the Board evaluate its own performance?	Yes, the Board annually evaluates its own collective performance. Each director is asked to consider the performance of the Board on such things as: the establishment of appropriate corporate governance practices; providing appropriate oversight for key affairs of the Company (including its strategic plans, long-range goals, financial and operating performance, risks to the enterprise and customer satisfaction initiatives); communicating the Board's expectations and concerns to the CEO; overseeing opportunities critical to the Company; and operating in a manner that ensures open communication, candid and constructive dialogue as well as critical questioning. The Corporate Governance Committee uses the results of this process as part of its annual review of the Corporate Governance Guidelines and to foster continuous improvement of the Board's activities.
Is Board committee performance evaluated?	Yes, each committee, except the Executive Committee, conducts an annual performance evaluation of its own activities and reports the results to the Board. The evaluation compares the performance of each committee with the requirements of its charter. The results of the annual evaluations are used by each committee to identify both its strengths and areas where its governance practices can be improved. Each committee may adjust its charter, with Board approval, based on the evaluation results.
Are all the members of the Audit Committee financially literate and does the committee have an "audit committee financial expert"?	Yes, the Board has determined that all of the members of the Audit and Oversight Committee are financially literate as required by New York Stock Exchange rules and qualify as audit committee financial experts within the meaning of Securities and Exchange Commission rules. Director Fischer serves on the audit committee of three other public companies. The Board determined that his service on these other audit committees will not impair Director Fischer's ability to effectively serve on the Audit and Oversight Committee. No other member of the Audit and Oversight Committee serves as an audit committee member of more than three public companies. For this purpose, the Company considers service on the audit committees of Wisconsin Energy Corporation and Wisconsin Electric Power Company to be service on the audit committee of one public company because of the commonality of the issues considered by those committees.

What are the principal processes and procedures used by the Compensation Committee to determine executive and director compensation?	One of the principal responsibilities of the Compensation Committee is to provide a competitive, performance-based executive and director compensation program. This includes: (1) determining and periodically reviewing the Committee's compensation philosophy; (2) determining and reviewing the compensation paid to executive officers (including base salaries, incentive compensation and benefits); (3) overseeing the compensation and benefits to be paid to other officers and key employees; (4) establishing and administering the Chief Executive Officer compensation package; and (5) reviewing the results of the most recent stockholder advisory vote on compensation of the named executive officers. The Compensation Committee is also charged with administering the compensation package of WEC's non-employee directors. The Compensation Committee meets with the Corporate Governance Committee annually to review the compensation package of WEC's non-employee directors and to determine the appropriate amount of such compensation. Although it has not chosen to do so, the Committee may delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee. WEC engaged (outside of the Compensation Committee) Towers Watson, a compensation consulting firm, to provide the Compensation Committee and Chief Executive Officer with compensation data regarding general industry and the energy services industry. Although the Compensation Committee relies on this compensation data, Towers Watson does not recommend the amount or form of executive or director compensation. While Towers Watson was not engaged directly by the Compensation Committee, the Committee has unrestricted access to Towers Watson and may retain its own compensation consultant at its discretion. The Chief Executive Officer, after reviewing the compensation data compiled by Towers Watson and each executive officer's individual experience, performance, responsibility and contribution to the results of the Company's operations, makes compensation recommendations to the Committee for all executive officers other than himself. The Compensation Committee is free to make adjustments to such recommendations as it deems appropriate. For more information regarding our executive compensation processes and procedures, please refer to the "Compensation Discussion and Analysis" later in this proxy statement.
Does the Board have a nominating committee?	Yes, the Corporate Governance Committee is responsible for, among other things, identifying and evaluating director nominees. The chair of the Committee coordinates this effort.
What is the process used to identify director nominees and how do I recommend a nominee to the Corporate Governance Committee?	Candidates for director nomination may be proposed by stockholders, the Corporate Governance Committee and other members of the Board. The Committee may pay a third party to identify qualified candidates; however, no such firm was engaged with respect to the nominees listed in this proxy statement. No stockholder nominations or recommendations for director candidates were received. Stockholders wishing to propose director candidates for consideration and recommendation by the Corporate Governance Committee for election at the 2013 Annual Meeting of Stockholders must submit the candidates' names and qualifications to the Corporate Governance Committee no later than November 1, 2012, via the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.
What are the criteria and processes used to evaluate director nominees?	The Corporate Governance Committee has established criteria for evaluating all director candidates, which are reviewed annually. As set forth in the Company's Corporate Governance Guidelines, these include: proven integrity; mature and independent judgment; vision and imagination; ability to objectively appraise problems; ability to evaluate strategic options and risks; sound business experience and acumen; relevant technological, political, economic or social/cultural expertise; social consciousness; achievement of prominence in career; familiarity with national and international issues affecting the Company's businesses; contribution to the Board's desired diversity and balance; and availability to serve for five years before reaching the directors' retirement age of 72. The Committee does not have a specific policy with regards to the consideration of diversity in identifying director nominees. However, the Committee strives to recommend candidates who each bring a unique perspective to the Board in order to contribute to the collective diversity of the Board. As part of its process in connection with the nomination of new directors to the Board, the Committee considers several factors to ensure the entire Board collectively embraces a wide variety of characteristics, including professional background, experience, skills and knowledge as well as the criteria listed above. Each candidate will generally exhibit different and varying degrees of these characteristics.

In evaluating director candidates, the Corporate Governance Committee reviews potential conflicts of interest, including interlocking directorships and substantial business, civic and/or social relationships with other members of the Board that could impair the prospective Board member's ability to act independently from the other Board members and management.

Once a person has been identified by the Corporate Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether that person should be considered further. If the Committee determines that the candidate warrants further consideration, the chair or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Committee requests additional information from the candidate, reviews the person's accomplishments and qualifications and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons who may have greater firsthand knowledge of the candidate's accomplishments.

The Committee evaluates all candidates, including those proposed by stockholders, using the criteria and process described above. The process is designed to provide the Board with a diversity of experience and stability to allow it to effectively meet the many challenges WEC faces in today's challenging business and regulatory environments.

What is the deadline for stockholders to submit proposals for the 2013 Annual Meeting of Stockholders?

Stockholders who intend to have a proposal considered for inclusion in the Company's proxy materials for presentation at the 2013 Annual Meeting of Stockholders must submit the proposal to the Company no later than November 26, 2012.

Stockholders who intend to present a proposal at the 2013 Annual Meeting of Stockholders without inclusion of such proposal in the Company's proxy materials, or who propose to nominate a person for election as a director at the 2013 Annual Meeting, are required to provide notice of such proposal or nomination, containing the information required by the Company's Bylaws, to the Company at least 70 days and not more than 100 days prior to the scheduled date of the 2013 Annual Meeting of Stockholders. The 2013 Annual Meeting of Stockholders is tentatively scheduled for May 2, 2013.

Correspondence in this regard should be directed to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P.O. Box 1331, Milwaukee, Wisconsin 53201.

What is WEC's policy regarding director attendance at annual meetings?

Generally all directors are expected to attend the Company's annual meetings of stockholders. All directors attended the 2011 Annual Meeting, except for Mr. Culver and Ms. Stanek who was not a member of the Board at the time.

Where can I find more information about WEC corporate governance?

The Company's Website, www.wisconsinenergy.com, contains information on the Company's governance activities. The site includes the Code of Business Conduct, Corporate Governance Guidelines, Board committee charters and other useful information. As policies are continually evolving, the Company encourages you to visit the Website periodically. Copies of these documents may also be requested in writing from the Corporate Secretary.

PROPOSAL 1: ELECTION OF DIRECTORS – TERMS EXPIRING IN 2013

WEC's Bylaws require each director to be elected annually to hold office for a one-year term. Directors will be elected by a plurality of the votes cast by the shares entitled to vote, as long as a quorum is present. "Plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. Therefore, presuming a quorum is present, shares not voted, whether by withheld authority or otherwise, have no effect in the election of directors.

The Board's nominees for election are:

- **John F. Bergstrom**
- **Barbara L. Bowles**
- **Patricia W. Chadwick**
- **Robert A. Cornog**
- **Curt S. Culver**
- **Thomas J. Fischer**
- **Gale E. Klappa**
- **Ulice Payne, Jr.**
- **Mary Ellen Stanek**

Because Frederick P. Stratton, Jr. exceeds the Company's age guidelines for non-employee directors, he is not standing for re-election at the Meeting. As a result, the Board has determined to reduce the number of directors constituting the whole Board from ten to nine. Proxies may not be voted for more than nine persons in the election of directors.

Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the proxies will be voted for a substitute nominee selected by the Board upon the recommendation of the Corporate Governance Committee of the Board. Information regarding each nominee is included on the following pages.

The Board of Directors recommends that you vote "FOR" all of the director nominees.

Information about Nominees for Election to the Board of Directors. The Corporate Governance Committee evaluates each individual director nominee in the context of the Board as a whole with the goal of recommending nominees with diverse backgrounds and experience that, together, can best perpetuate the success of WEC's business and represent shareholder interests. In addition to the unique experiences and skills identified below, the Corporate Governance Committee believes that each of the director nominees should possess the characteristics and skills as described above under "What are the criteria and processes used to evaluate director nominees?".

Wisconsin Electric Power Company (WE) and Wisconsin Gas LLC (WG) do business as We Energies and are subsidiaries of Wisconsin Energy Corporation. Ages and biographical information for each of the director nominees are as of March 1, 2012.



John F. Bergstrom. Age 65.

- Bergstrom Corporation – Chairman and Chief Executive Officer since 1982. Bergstrom Corporation owns and operates numerous automobile sales and leasing companies.
- Director of Advance Auto Parts Inc. since 2008; Director of Associated Banc-Corp since 2010; and Director of Kimberly-Clark Corporation since 1987.
- Director of Banta Corporation from 1998 to 2007; and Director of Midwest Air Group, Inc. from 1993 to 2007 and again from 2008 to 2009.
- Director of Wisconsin Energy Corporation since 1987, Wisconsin Electric Power Company since 1985, and Wisconsin Gas LLC since 2000.

Mr. Bergstrom has over 26 years of experience as CEO of Bergstrom Corporation, one of the top 50 automotive dealership groups in America, with dealerships across eastern Wisconsin, including several in We Energies' utility service territories. Therefore, Mr. Bergstrom provides the Board experience and insight with respect to understanding the needs of the Company's retail customers, as well as Wisconsin's regulatory and political environment. As the CEO of a large, diverse retailer, Mr. Bergstrom has a deep understanding of executive compensation issues and challenges, as well as a unique perspective on customer focus and satisfaction which continues to be a primary focus of the Company. Mr. Bergstrom also provides the Board with insight gained from his over 26 years of service as a director on WEC's and its subsidiaries' Boards, over 50 years of combined experience as a director on the boards of several other publicly traded U.S. corporations, and past or present directorships on the boards of several regional non-profit entities, including the Green Bay Packers, Inc.



Barbara L. Bowles. Age 64.

- Profit Investment Management – Retired Vice Chair. Served as Vice Chair from January 2006 until retirement in December 2007. Profit Investment Management is an investment advisory firm.
- The Kenwood Group, Inc. – Retired Chairman. Served as Chairman from 2000 until 2006 when The Kenwood Group, Inc. merged into Profit Investment Management. Chief Executive Officer from 1989 to 2005.
- Director of Hospira, Inc. since 2008.
- Director of Black & Decker Corporation from 1993 to 2010; and Director of Dollar General Corporation from 2000 to 2007.
- Director of Wisconsin Energy Corporation and Wisconsin Electric Power Company since 1998, and Wisconsin Gas LLC since 2000.

As founder, president and CEO of The Kenwood Group, Inc., a Chicago-based investment advisory firm that managed pension funds for corporations, public institutions and endowments, Ms. Bowles has over 19 years of investment advisory experience. Before founding The Kenwood Group, Ms. Bowles, who is a Chartered Financial Analyst, was a chief investor relations officer for two Fortune 50 companies. Prior to that, she served as a portfolio manager and utility analyst for more than 10 years. With this combined experience, Ms. Bowles is uniquely qualified to provide perspective to the Board as to what issues are important to large investors, particularly what is important to analysts covering the Company's industry. Ms. Bowles also served as chief compliance officer for the mid-cap portfolios following the Kenwood Group's merger with Profit Investment Management, through which she gained a deep understanding of corporate governance issues and concerns. This experience is invaluable for Ms. Bowles' positions as chair of the WEC Corporate Governance Committee and presiding independent director. Ms. Bowles' past and present service as a director of other public companies, including service on several audit and finance committees, provides a resource to the Board in discussions of issues facing the Company.



Patricia W. Chadwick. Age 63.

- Ravengate Partners, LLC – President since 1999. Ravengate Partners, LLC provides businesses and not-for-profit institutions with advice about the financial markets, business management and global economics.
- Director of AMICA Mutual Insurance Company since 1992; Director of ING Mutual Funds since 2006; and Director of The Royce Funds since 2009.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2006.

Ms. Chadwick, who is a Chartered Financial Analyst, was an investment professional/portfolio manager or principal for 30 years, and served as a director of research for four of those years. Since 1999, Ms. Chadwick has been president of Ravengate Partners, LLC, a firm that provides businesses and not-for-profit institutions with advice about the economy and the financial markets. As indicated above, Ms. Chadwick currently serves as a director on the boards of two registered investment companies. She has served as the Chair of multiple committees at AMICA Mutual Insurance Company, including the Audit Committee and Nominating and Governance Committee (which she currently chairs). She is also the Chair of the Domestic Investment Review Committee at ING Mutual Funds and serves on the Audit Committees for AMICA Mutual Insurance Company and The Royce Funds, as well as the Finance Committee for AMICA. Ms. Chadwick's career and experience allow her to provide needed advice and insight to the Board on the capital markets. This perspective is valuable to WEC and its subsidiaries, which operate in a capital-intensive industry and must consistently access the capital markets. In addition, Ms. Chadwick's service on the Board of AMICA has provided her with experience in dealing with insurance risk management issues.



Robert A. Cornog. Age 71.

- Snap-on Incorporated – Retired Chairman of the Board, President and Chief Executive Officer. Served as President and Chief Executive Officer from 1991 until 2001 and as Chairman from 1991 until 2002. Snap-on Incorporated is a developer, manufacturer and distributor of professional hand and power tools, diagnostic and shop equipment, and tool storage products.
- Director of Johnson Controls, Inc. since 1992.
- Director of Oshkosh Corporation from 2005 to 2009.
- Director of Wisconsin Energy Corporation since 1993, Wisconsin Electric Power Company since 1994, and Wisconsin Gas LLC since 2000.

Mr. Cornog served as president and CEO of Snap-on Incorporated for 10 years. Snap-on is a Wisconsin-based manufacturer with significant operations in We Energies' utility service territories. Therefore, Mr. Cornog provides perspective as to the issues facing the Company's large commercial and industrial retail customers, as well as experience in navigating Wisconsin's regulatory and political environment. Mr. Cornog served for five years as a member of the Risk Committee while at Snap-on Incorporated where he identified, assessed and managed company risk. Mr. Cornog brings this experience to the Board and the Audit and Oversight Committee on which he serves. Mr. Cornog also has more than 19 years of service as a director on WEC's Board, including over 14 years of service on WEC's Audit and Oversight Committee, and over 20 years of combined experience as a director on the boards of two other publicly traded U.S. corporations headquartered in Wisconsin, including Johnson Controls, Inc. where Mr. Cornog presently serves as lead director.



Curt S. Culver. Age 59.

- MGIC Investment Corporation – Chairman since 2005, Chief Executive Officer since 2000, and President from 1999 to 2006. MGIC Investment Corporation is the parent of Mortgage Guaranty Insurance Corporation.
- Mortgage Guaranty Insurance Corporation – Chairman since 2005, Chief Executive Officer since 1999, and President from 1996 to 2006. Mortgage Guaranty Insurance Corporation is a private mortgage insurance company.
- Director of MGIC Investment Corporation since 1999.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2004.

Mr. Culver's experience as Chairman and CEO of MGIC, which is headquartered in Milwaukee, Wisconsin, not only provides the Board with expertise in the financial markets and risk assessment and management, but also knowledge of the challenges and issues facing a public company headquartered in the same city as the Company. In addition, with his experience in the insurance industry, Mr. Culver is in a position to advise the Finance Committee on the Company's insurance program and its effect on overall risk management. Mr. Culver also has past and present experience serving on the boards of numerous Milwaukee-area non-profit and two private, regional for-profit entities.



Thomas J. Fischer. Age 64.

- Fischer Financial Consulting LLC – Principal since 2002. Fischer Financial Consulting LLC provides consulting on corporate financial, accounting, and governance matters.
- Arthur Andersen LLP – Retired as Managing Partner of the Milwaukee office and Deputy Managing Partner for the Great Plains Region in 2002. Served as Managing Partner from 1993 and as Partner from 1980. Arthur Andersen LLP was an independent public accounting firm.
- Director of Actuant Corporation since 2003; Director of Badger Meter, Inc. since 2003; and Director of Regal-Beloit Corporation since 2004.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2005.

As Principal of Fischer Financial Consulting LLC, Mr. Fischer has provided consulting services to companies in the areas of corporate financial, accounting and governance matters since 2002. Prior to this, Mr. Fischer, who is a Certified Public Accountant, worked for Arthur Andersen, which was a large, international independent public accounting firm, for 33 years, the last 20 as a partner responsible for services provided to large, complex public and private companies and several public utility audits. Combined with Mr. Fischer's service as a director and member of the audit committee of three other Wisconsin-based public companies, Mr. Fischer provides the Board with a deep understanding of corporate governance issues, accounting and auditing matters, including financial reporting and regulatory compliance, and risk assessment and management. In light of this extensive experience, he is chair of the Audit and Oversight Committee.



Gale E. Klappa. Age 61.

- Wisconsin Energy Corporation – Chairman of the Board and Chief Executive Officer since 2004. President since 2003.
- Wisconsin Electric Power Company – Chairman of the Board since 2004. President and Chief Executive Officer since 2003.
- Wisconsin Gas LLC – Chairman of the Board since 2004. President and Chief Executive Officer since 2003.
- Director of Badger Meter, Inc. since 2010; and Director of Joy Global Inc. since 2006.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2003.

As Chief Executive Officer and President of WEC and its two principal utility subsidiaries, Mr. Klappa represents and communicates management's perspective to the Board. Mr. Klappa provides the Board with an understanding of the day-to-day operations of the Company, and, in turn, communicates the Board's vision and direction for the Company to the other officers and management. Mr. Klappa has more than 37 years of experience working in the public utility industry, the last 19 at a senior executive level. Immediately prior to joining WEC in 2003, Mr. Klappa served as Executive Vice President and Chief Financial Officer at The Southern Company, a public utility holding company serving the southeastern United States. Mr. Klappa also served in various other positions during his tenure at Southern, including Treasurer and Chief Strategic Officer. Mr. Klappa currently serves on the boards of Edison Electric Institute, an association of U.S. shareholder-owned electric companies, and Electric Power Research Institute, an independent, non-profit research company performing research, development and demonstration in the electricity sector.



Ulice Payne, Jr. Age 56.

- Addison-Clifton, LLC – Managing Member since 2004. Addison-Clifton, LLC provides global trade compliance advisory services.
- Director of Manpower Inc. since 2007; and Trustee of The Northwestern Mutual Life Insurance Company since 2005.
- Director of Badger Meter, Inc. from 2000 to 2010; and Director of Midwest Air Group, Inc. from 1998 to 2008.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since 2003.

Mr. Payne has extensive leadership experience within the local community and the State of Wisconsin, previously serving as president and CEO of the Milwaukee Brewers Baseball Club, Inc., as managing partner of the Milwaukee office of Foley & Lardner, a Milwaukee-based law firm, and as Securities Commissioner for the State of Wisconsin. In addition, Mr. Payne is and has been involved in numerous Milwaukee-area non-profit entities, including serving as past chair of the Bradley Center Sports and Entertainment Corporation. Therefore, Mr. Payne is able to provide the Board with a unique perspective on the issues and challenges affecting the local Milwaukee community as a whole as well as a broad spectrum of the Company's customers. As a result of these positions, Mr. Payne also has experience in operating in the same regulatory and political environment as the Company. Mr. Payne presently advises on global trade compliance as Managing Member of Addison-Clifton, LLC, where Mr. Payne consistently deals with public policy and compliance matters, experience he brings to the Board. In addition, Mr. Payne's past and present directorship experience on the Boards of several public corporations includes service as a member of either the audit or finance committee at each of these companies, which is beneficial to the Board.



Mary Ellen Stanek. Age 55.
- Robert W. Baird & Co. Incorporated – Managing Director and Director of Asset Management since 2000; Baird Advisors – Chief Investment Officer since 2000; Baird Funds, Inc. – President since 2000. Robert W. Baird & Co. provides wealth management, capital markets, private equity and asset management services to clients worldwide. Baird Advisors is an institutional fixed income investment advisor. Baird Funds, Inc. is a publicly registered investment company.
- Director of Journal Communications Inc. (and its predecessor company) since 2002; and Trustee of The Northwestern Mutual Life Insurance Company since 2009.
- Director of Wisconsin Energy Corporation, Wisconsin Electric Power Company, and Wisconsin Gas LLC since January 2012.

Ms. Stanek, who is a Chartered Financial Analyst, has over 30 years of investment management experience and is currently responsible for the development and portfolio management of all proprietary asset management services for Robert W. Baird & Co. Ms. Stanek also co-manages several fixed income mutual funds as well as a number of taxable and tax-exempt portfolios. In addition to her positions with Robert W. Baird & Co. set forth above, Ms. Stanek is also a director of Robert W. Baird, Baird Holding Company and Baird Financial Corp. Because of her career and experience, Ms. Stanek brings significant knowledge of, and financial expertise in, the financial markets to the Board and Finance Committee. In particular, Ms. Stanek's focus on fixed income investments is valuable as WEC and its subsidiaries customarily issue debt securities as a means of raising capital. In addition, Ms. Stanek brings experience in dealing with insurance risk management issues through her service as a director of West Bend Mutual Insurance Company since 1999. Ms. Stanek's past and present experience serving on the boards of numerous Milwaukee-area non-profit institutions provides her with a good understanding of the issues and challenges that impact the Milwaukee community.

COMMITTEES OF THE BOARD OF DIRECTORS

Members	Principal Responsibilities; Meetings
Audit and Oversight Thomas J. Fischer, Chair John F. Bergstrom Barbara L. Bowles Patricia W. Chadwick Robert A. Cornog	• Oversee the integrity of the financial statements. • Oversee management compliance with legal and regulatory requirements. • Review, approve and evaluate the independent auditors' services. • Oversee the performance of the internal audit function and independent auditors. • Review the Company's risk exposure in such areas as compliance, environmental, legal/litigation and ethical conduct. • Prepare the report required by the SEC for inclusion in the proxy statement. • Establish procedures for the submission of complaints and concerns regarding WEC's accounting or auditing matters. • The Committee conducted six meetings in 2011.
Compensation John F. Bergstrom, Chair Ulice Payne, Jr. Frederick P. Stratton, Jr.	• Identify through succession planning potential executive officers. • Provide a competitive, performance-based executive and director compensation program. • Set goals for the CEO, annually evaluate the CEO's performance against such goals and determine compensation adjustments based on whether these goals have been achieved. • The Committee conducted six meetings in 2011, including one joint meeting with the Corporate Governance Committee, and executed four signed, written unanimous consents.
Corporate Governance Barbara L. Bowles, Chair Robert A. Cornog Curt S. Culver Frederick P. Stratton, Jr.	• Establish and annually review the Corporate Governance Guidelines to ensure the Board is effectively performing its fiduciary responsibilities to stockholders. • Establish and annually review director candidate selection criteria. • Identify and recommend candidates to be named as nominees of the Board for election as directors. • Lead the Board in its annual review of the Board's performance. • The Committee conducted three meetings in 2011, including one joint meeting with the Compensation Committee.
Finance Curt S. Culver, Chair Patricia W. Chadwick Ulice Payne, Jr. Mary Ellen Stanek Frederick P. Stratton, Jr.	• Review and monitor the Company's current and long-range financial policies and strategies, including its capital structure and dividend policy. • Authorize the issuance of corporate debt within limits set by the Board. • Discuss policies with respect to risk assessment and risk management. • Review, approve and monitor the Company's capital and operating budgets. • The Committee conducted three meetings in 2011.

The Board also has an Executive Committee which may exercise all powers vested in the Board except action regarding dividends or other distributions to stockholders, filling Board vacancies and other powers which by law may not be delegated to a committee or actions reserved for a committee comprised of independent directors. The members of the Executive Committee are Gale E. Klappa (Chair), John F. Bergstrom, Barbara L. Bowles, Robert A. Cornog and Frederick P. Stratton, Jr. The Executive Committee did not meet in 2011.

In addition to the number of committee meetings listed in the preceding table, the Board met six times in 2011 and executed two signed, written unanimous consents. The average meeting attendance during the year was 93.7%. No director attended fewer than 83.3% of the total number of meetings of the Board and Board committees on which he or she served.

PROPOSAL 2: APPROVE THE AMENDMENTS TO THE COMPANY'S RESTATED ARTICLES OF INCORPORATION TO IMPLEMENT A MAJORITY VOTING STANDARD FOR THE ELECTION OF DIRECTORS IN NON-CONTESTED ELECTIONS

At the Company's 2011 Annual Meeting of Stockholders, the Company's stockholders voted in favor of a proposal to have the Company initiate the process to allow for a majority voting standard for non-contested elections of directors. The Board of Directors agreed, if the stockholders approved the proposal, to have the Company initiate the process to amend its Restated Articles of Incorporation and Bylaws to adopt a majority voting standard for non-contested elections of directors.

Under the Wisconsin Business Corporation Law, unless otherwise provided in a company's articles of incorporation, directors are elected by a plurality of votes cast by the shares entitled to vote at a meeting. In this context, "plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen at the election. The Company's Restated Articles of Incorporation are currently silent as to the voting standard for election of directors. Therefore, implementing a majority voting standard for non-contested elections of directors requires the Board of Directors to adopt, and the stockholders to approve, the amendments to the Company's Restated Articles of Incorporation described below.

Proposed Amendments

In order to implement a majority voting standard for the election of directors in non-contested elections, the Board of Directors has adopted, subject to stockholder approval of this proposal and the proposal to amend the Company's Bylaws set forth under Proposal 3, an amendment to the Company's Restated Articles of Incorporation to change the voting standard. If both proposals are approved, the heading of Article IV of the Company's Restated Articles of Incorporation will be restated as "ARTICLE IV. BOARD OF DIRECTORS" from "ARTICLE IV. NUMBER OF DIRECTORS", and a new paragraph will be added to Article IV that reads as follows:

> "In a non-contested election (as determined in accordance with the corporation's Bylaws), directors shall be elected by a majority of the votes cast by the shares entitled to vote in the election at a stockholders meeting at which a quorum is present. In a contested election, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a stockholders meeting at which a quorum is present. The stockholders of the corporation are hereby authorized to adopt or amend a bylaw of the corporation that fixes the foregoing standard."

Implementation of the majority voting standard will require that the Company's stockholders approve this proposal, as well as the proposal to amend the Company's Bylaws. If both proposals are approved, these amendments will become effective upon the filing of articles of amendment of the Company's Restated Articles of Incorporation with the Wisconsin Department of Financial Institutions. The Company intends to make such a filing promptly after the Meeting. If either of the proposals is not approved, no amendments will be made to the Restated Articles of Incorporation or to the Bylaws, and the existing plurality voting standard will remain in place.

Required Vote

Approval of this proposal to amend the Company's Restated Articles of Incorporation requires the affirmative vote of a majority of all shares entitled to vote on the proposal. Abstentions and broker non-votes will have the effect of votes against this proposal.

The Board of Directors recommends that you vote "FOR" approval of the amendments to the Company's Restated Articles of Incorporation.

PROPOSAL 3: APPROVE THE AMENDMENTS TO THE COMPANY'S BYLAWS TO IMPLEMENT A MAJORITY VOTING STANDARD FOR THE ELECTION OF DIRECTORS IN NON-CONTESTED ELECTIONS

As described under Proposal 2 above, in response to a proposal approved by the stockholders at the Company's 2011 Annual Meeting of Stockholders, the Company's Board of Directors agreed to initiate the process to amend the Company's Restated Articles of Incorporation and Bylaws to provide that director nominees in a non-contested election shall be elected by the affirmative vote of the majority of votes cast in that election of directors.

Section 2.03 of the Company's Bylaws currently provides that directors are to be elected by a plurality of the votes cast by the shares entitled to vote in the election at a stockholder meeting at which a quorum is present, meaning that the individuals with the largest number of votes in favor of their election are elected as directors up to the maximum number of directors to be chosen at the election. In addition, the Wisconsin Business Corporation Law contains a "holdover" provision providing that a director shall continue to serve, except in limited circumstances, until his or her successor is elected and, if necessary, qualifies, or until there is a decrease in the number of directors. Furthermore, Section 11.02 of the Company's Bylaws provides that a Bylaw that fixes a greater voting requirement for stockholders than is otherwise provided in the Wisconsin Business Corporation Law may not be adopted, amended or repealed by the Board of Directors.

Therefore, implementation of an effective majority voting standard for director nominees in non-contested elections requires that the stockholders approve the amendments to the Company's Bylaws described below.

Proposed Amendments
To implement the majority voting standard, Section 2.03 of the Company's Bylaws will be amended in its entirety to read as follows:

> "2.03. *Election and Tenure.* Unless action is taken without a meeting under these Bylaws, <u>in a non-contested election,</u> directors shall be elected by a ~~plurality~~majority of the votes cast by the shares entitled to vote in the election at a stockholders meeting at which a quorum is present. <u>For purposes of this Bylaw, a "majority of the votes cast" means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes "for" and "against" that director's election in each case and direction to withhold authority in each case, and exclude abstentions and broker non-votes with respect to that director's election.</u>
>
> <u>In a contested election, directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a stockholders meeting at which a quorum is present. An election shall be considered contested if, as of the last day on which a stockholder may propose the nomination of a director for election in such election pursuant to these Bylaws, there are more nominees than positions on the Board of Directors to be filled by election at the meeting.</u> Each director shall hold office until the next annual meeting of stockholders ~~and until such director's successor has been elected,~~ or until such director's prior death, resignation or removal. A director may resign at any time by filing a written resignation with the Corporate Secretary of the corporation.
>
> <u>In the event that an incumbent director fails to receive a majority of the votes cast in a non-contested election, such director shall promptly tender his or her resignation to the Board of Directors. The Corporate Governance Committee of the Board of Directors (or other committee of the Board of Directors performing a similar function) shall make a recommendation to the Board of Directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board of Directors shall act on the tendered resignation, taking into account the Corporate Governance Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation within 90 days from the date of certification of the results of the election. The director who has tendered his or her resignation pursuant to this provision shall not participate in the Corporate Governance Committee's or the Board of Directors' deliberations or decision with respect to the tendered resignation.</u>"

Implementation of the majority voting standard will require that the Company's stockholders approve this proposal, as well as the proposal to amend the Company's Restated Articles of Incorporation. If both proposals are approved, these amendments will become effective upon the filing of articles of amendment of the Company's Restated Articles of Incorporation with the Wisconsin Department of Financial Institutions. If either of the proposals is not approved, no amendments will be made to the Restated Articles of Incorporation or to the Bylaws, and the existing plurality voting standard will remain in place.

Required Vote
Approval of this proposal to amend the Company's Bylaws requires the affirmative vote of a majority of the votes cast in person or by proxy at the Meeting. Presuming a quorum is present, abstentions and broker non-votes will have no effect on the outcome of this proposal.

The Board of Directors recommends that you vote "FOR" approval of the amendments to the Company's Bylaws.

PROPOSAL 4: RATIFICATION OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITORS FOR 2012

The Audit and Oversight Committee of the Board of Directors has sole authority to select, evaluate and, where appropriate, terminate and replace the independent auditors. The Audit and Oversight Committee has appointed Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2012. The Committee believes that stockholder ratification of this matter is important considering the critical role the independent auditors play in maintaining the integrity of the Company's financial statements. If stockholders do not ratify the selection of Deloitte & Touche LLP, the Audit and Oversight Committee will reconsider the selection.

Deloitte & Touche LLP also served as the independent auditors for the Company for the last ten fiscal years beginning with the fiscal year ended December 31, 2002.

Representatives of Deloitte & Touche LLP are expected to be present at the Meeting. They will have an opportunity to make a statement if they so desire and are expected to respond to appropriate questions that may be directed to them.

The Board of Directors recommends that you vote "FOR" the ratification of Deloitte & Touche LLP as independent auditors for 2012.

INDEPENDENT AUDITORS' FEES AND SERVICES

Pre-Approval Policy. The Audit and Oversight Committee has a formal policy delineating its responsibilities for reviewing and approving, in advance, all audit, audit-related, tax and other services of the independent auditors. The Committee is committed to ensuring the independence of the auditors, both in appearance as well as in fact.

Under the pre-approval policy, before engagement of the independent auditors for the next year's audit, the independent auditors will submit a description of services anticipated to be rendered for the Committee to approve. Annual pre-approval will be deemed effective for a period of twelve months from the date of pre-approval, unless the Committee specifically provides for a different period. A fee level will be established for all permissible non-audit services. Any proposed non-audit services exceeding this level will require additional approval by the Committee.

The Audit and Oversight Committee delegated pre-approval authority to the Committee's Chair. The Committee Chair is required to report any pre-approval decisions at the next scheduled Committee meeting. Under the pre-approval policy, the Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

Under the pre-approval policy, prohibited non-audit services are services prohibited by the Securities and Exchange Commission or by the Public Company Accounting Oversight Board to be performed by the Company's independent auditors. These services include bookkeeping or other services related to the accounting records or financial statements of the Company, financial information systems design and implementation, appraisal or valuation services, fairness opinions or contribution-in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources, broker-dealer, investment advisor or investment banking services, legal services and expert services unrelated to the audit, services provided for a contingent fee or commission and services related to planning, marketing or opining in favor of the tax treatment of a confidential transaction or an aggressive tax position transaction that was initially recommended, directly or indirectly, by the independent auditors. In addition, the Committee has determined that the independent auditors may not provide any services, including personal financial counseling and tax services, to any officer or other employee of the Company who serves in a financial reporting oversight role or to the chair of the Audit and Oversight Committee or to an immediate family member of these individuals, including spouses, spousal equivalents and dependents.

Fee Table. The following table shows the fees, all of which were pre-approved by the Audit and Oversight Committee, for professional audit services provided by Deloitte & Touche LLP for the audit of the annual financial statements of the Company and its subsidiaries for fiscal years 2011 and 2010 and fees for other services rendered during those periods. No fees were paid to Deloitte & Touche LLP pursuant to the "de minimus" exception to the pre-approval policy permitted under the Securities Exchange Act of 1934, as amended.

	2011	2010
Audit Fees (1)	$1,702,600	$1,684,795
Audit-Related Fees (2)	-	-
Tax Fees (3)	9,400	48,616
All Other Fees (4)	4,668	10,085
Total	$1,716,668	$1,743,496

(1) *Audit Fees* consist of fees for professional services rendered in connection with the audits of (1) the annual financial statements of the Company and its subsidiaries, and (2) the effectiveness of internal control over financial reporting. This category also includes reviews of financial statements included in Form 10-Q filings of the Company and its subsidiaries and services normally provided in connection with statutory and regulatory filings or engagements.

(2) *Audit-Related Fees* consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." These services normally include consultations regarding implementation of accounting standards.

(3) *Tax Fees* consist of fees for professional services rendered with respect to federal and state tax compliance and tax advice.

(4) *All Other Fees* consist of costs for certain employees to attend accounting/tax seminars hosted by Deloitte & Touche LLP.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Audit and Oversight Committee, which is comprised solely of independent directors, oversees the integrity of the financial reporting process on behalf of the Board of Directors of Wisconsin Energy Corporation. In addition, the Committee oversees compliance with legal and regulatory requirements. The Committee operates under a written charter approved by the Board of Directors, which can be found in the "Governance" section of the Company's Website at www.wisconsinenergy.com.

The Committee is also responsible for the appointment, compensation, retention and oversight of the Company's independent auditors, as well as the oversight of the Company's internal audit function. The Committee selected Deloitte & Touche LLP to remain as the Company's independent auditors for 2012, subject to stockholder ratification.

Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles and the system of internal controls and procedures designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The Committee held six meetings during 2011. Meetings are designed to facilitate and encourage open communication among the members of the Committee, management, the internal auditors and the Company's independent auditors, Deloitte & Touche LLP. During these meetings, we reviewed and discussed with management, among other items, the Company's unaudited quarterly and audited annual financial statements and the system of internal controls designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws. We reviewed the financial statements and the system of internal controls with the Company's independent auditors, both with and without management present, and we discussed with Deloitte & Touche LLP matters required by Statement of Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

In addition, we received the written disclosures and the letter relative to the auditors' independence from Deloitte & Touche LLP, as required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with the Committee concerning independence. The Committee discussed with Deloitte & Touche LLP its independence and also considered the compatibility of non-audit services provided by Deloitte & Touche LLP with maintaining its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Board of Directors that the audited financial statements be included in Wisconsin Energy Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and filed with the Securities and Exchange Commission.

Respectfully submitted to Wisconsin Energy Corporation stockholders by the Audit and Oversight Committee of the Board of Directors.

Thomas J. Fischer, Committee Chair
John F. Bergstrom
Barbara L. Bowles
Patricia W. Chadwick
Robert A. Cornog

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion provides an overview and analysis of our executive compensation program, including the role of the Compensation Committee of our Board of Directors, the elements of our executive compensation program, the purposes and objectives of these elements and the manner in which we established the compensation of our named executive officers for fiscal year 2011.

References to "we", "us", "our" and "WEC" in this discussion and analysis mean Wisconsin Energy Corporation and its management, as applicable.

Executive Summary. The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables the Company to attract and retain key individuals and to reward them for achieving both the Company's long-term and short-term goals. Our program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of our stockholders and customers. To that end, a substantial portion of pay is at risk and generally, the value will only be realized upon strong corporate performance.

Economic conditions and the operating and regulatory environments in which we do business once again proved challenging in 2011. Despite these challenges, WEC delivered outstanding stockholder returns. Accounting for the two-for-one stock split of WEC's common stock in March 2011, WEC achieved record earnings of $2.18 per share for 2011 and traded at an all-time high of $35.38 on December 30, 2011. In addition to the two-for-one stock split, WEC increased its quarterly dividend rate to $0.30 per share from $0.26 per share effective with the first quarter 2012 dividend payment. WEC has consistently outperformed the peer group used in connection with the performance units, described below, and the S&P 500, and 2011 was no exception. For 2011, WEC's total stockholder return outperformed all of the major indices including the S&P 500 Electric Utility Index, Dow Jones Utility Index, Philadelphia Utility Index, Dow Jones Industrial Index, S&P 500 and NASDAQ.

We generally compensate our named executive officers through a mix of compensation elements, which primarily include:

- annual base salary;
- annual cash incentive compensation (based principally on earnings per share) and short-term dividend equivalents;
- long-term incentive compensation through a mix of: (1) stock options; (2) restricted stock; and (3) performance units; and
- retirement programs.

With respect to each of these elements, we analyze market data provided by Towers Watson, a compensation consulting firm retained by management, to help determine the appropriate levels of compensation for each named executive officer. This Compensation Discussion and Analysis contains a more detailed discussion of each of these elements and the extent to which we analyzed market data in establishing each individual element in 2011.

Specifically, for 2011:

- after being frozen for two consecutive years at 2008 levels due to general economic conditions, and in light of the Company's financial and operational performance over the past several years, base salaries were increased;
- the annual cash incentive award represented 210% of the target award as a result of the Company's strong achievement against all performance measures;
- the short-term dividend equivalents vested because WEC achieved the 2011 performance target for earnings from continuing operations;
- the long-term incentive awards consisted of 80% performance units, 10% stock options and 10% restricted stock, resulting in a significant part of the long-term award being tied to Company performance and shareholder value over a multi-year period;
- total stockholder return for the three-year performance period ended December 31, 2011 was at the 76th percentile of the peer group established by the Compensation Committee, resulting in the performance units granted in 2009 vesting at a level of 128.3%; and
- the stock ownership guidelines were revised to increase the minimum amount of WEC common stock executive officers are required to hold, and to eliminate the recognition of vested and unexercised stock options when evaluating stock ownership levels.

With the changes to the stock ownership guidelines, which we believe further align management's interests with those of our stockholders, our policies regarding stock ownership now include:

- stock ownership guidelines that require executive officers to acquire, generally within five years of appointment as an executive officer, and hold Company common stock having a minimum fair market value ranging from 250% to 400%, rather than 150% to 300%, of base salary; and
- a no-hedging policy that prohibits directors, officers and employees from hedging the economic interest in the WEC shares they hold.

To the extent feasible, we believe it is important that the Company's compensation program not dilute the interests of current stockholders. Therefore, we currently use open market purchases rather than new issue or treasury shares to satisfy our benefit plan obligations, including the exercise and vesting of stock options and restricted stock, respectively.

At the 2011 Annual Meeting of Stockholders, the Company's stockholders approved the compensation of our named executive officers with 92.3% of the votes cast. After considering this substantial level of approval as well as the Company's strong financial and operational performance over the past several years, the Compensation Committee determined that the executive compensation program was working as intended and did not make any other significant changes to the program for 2011.

Compensation Committee. The Compensation Committee of our Board of Directors is responsible for making decisions regarding compensation for executive officers of WEC and its principal subsidiaries and for developing our executive compensation philosophy. The assessment of the Chief Executive Officer's performance and determination of the CEO's compensation are among the principal responsibilities of the Compensation Committee. The Compensation Committee also approves the compensation of each of our other executive officers and recommends the compensation of our Board of Directors, with input from the Corporate Governance Committee, for approval by the Board. In addition, the Compensation Committee administers our long-term incentive compensation programs, including the 1993 Omnibus Stock Incentive Plan, amended and restated effective May 5, 2011, and the Wisconsin Energy Corporation Performance Unit Plan, as amended, which are discussed further below.

The Compensation Committee is comprised solely of directors who are "independent directors" under our corporate governance guidelines and the rules of the New York Stock Exchange. No member of the Compensation Committee is a current or former employee of WEC or its subsidiaries.

Competitive Data. As a general matter, we believe the labor market for WEC executive officers is consistent with that of general industry. Although we recognize our business is focused on the energy services industry, our goal is to have an executive compensation program that will allow us to be competitive in recruiting the most qualified candidates to serve as executive officers of the Company, including individuals who may be employed outside of the energy services industry. Further, in order to retain top performing executive officers, we believe our compensation practices must be competitive with those of general industry.

To confirm that our annual executive compensation is competitive with the market, we consider the market data obtained from Towers Watson. For 2011, Towers Watson provided us with compensation data from its 2011 Executive Compensation Data Bank, which contains information obtained from 411 companies of varying sizes in a wide range of businesses throughout general industry, including information from 108 companies within the "energy services" industry (i.e., companies with regulated and/or unregulated utility operations and independent power producers).

For purposes of determining the 2011 compensation of Messrs. Klappa, Leverett and Fleming, the term "market median" means the median level for an executive officer serving in a comparable position in a comparably sized company (revenues of $3 billion to $6 billion) in general industry based on our analysis of the Towers Watson survey data. With respect to Mr. Kuester, given the nature of his position at the time as principal executive officer of our electric utility generation operations, we considered the average of (1) the median level for an individual serving as the top generation officer of a company comparable in size to We Energies (revenues of $3 billion to $6 billion) in the energy services industry and (2) the median level for the chief executive officer in general industry in a business comparable in size to the generation operations of Wisconsin Energy. With respect to Ms. Rappé, given the scope of her responsibilities as Chief Administrative Officer of the Company, we considered the average of (1) the median level for an individual serving as the top administrative officer of a company comparable in size to We Energies in the energy services industry and (2) the median level for the top administrative officer in general industry in a business comparable in size to Wisconsin Energy.

When the Compensation Committee made its initial decisions regarding executive compensation for 2011, Mr. Leverett was Chief Financial Officer of WEC and Mr. Kuester was the principal executive officer of our electric utility generation operations. Subsequently, on March 1, 2011, Messrs. Leverett and Kuester exchanged roles. The market median for Mr. Leverett was based upon his position as Chief Financial Officer, and the market median for Mr. Kuester was based upon his role as the principal executive officer of our generation operations.

Our comparison of each element of compensation with the appropriate market data when setting the compensation levels of our named executive officers drives the allocation of cash versus non-cash compensation and short-term versus long-term incentive compensation.

Annual Base Salary. The annual base salary component of our executive compensation program provides each executive officer with a fixed level of annual cash compensation. We believe that providing annual cash compensation through a base salary is an established market practice and is a necessary component of a competitive compensation program.

In determining the annual base salaries to be paid to our named executive officers, we generally target base salaries to be within 10% of the market median for each named executive officer. However, the Compensation Committee may, in its discretion, adjust base salaries outside of this 10% band when the Committee deems it appropriate. The extent to which the Committee exercised discretion in establishing 2011 base salaries is set forth below.

Actual salary determinations are made taking into consideration factors such as the relative levels of individual experience, performance, responsibility and contribution to the results of the Company's operations. At the beginning of each year, Mr. Klappa develops a list of goals for WEC and its employees to achieve during the upcoming year. At the end of the year, Mr. Klappa measures the performance of the Company against each stated goal and provides a report to the Board of Directors. The Compensation Committee then takes the Company's performance into consideration when establishing Mr. Klappa's compensation for the upcoming year. Mr. Klappa undertakes a similar process with the named executive officers, who develop individual goals related to the achievement of the Company's goals developed by Mr. Klappa. At the end of the year, each officer's performance is measured against these goals. Compensation recommendations and determinations for the upcoming year for each executive officer take into consideration the level of such performance.

After freezing all officers', including the named executive officers', base salaries for two consecutive years at 2008 levels, and in light of the Company's strong financial and operational performance over the past several years, the Compensation Committee increased base salaries in 2011.

With respect to Mr. Klappa, based on the factors described above and the results of the Board's annual CEO evaluation, the Compensation Committee approved an annual base salary of $1,174,168, which represented an increase of approximately 4%. The Compensation Committee recognized that Mr. Klappa's eight years of service as CEO were longer than many of those in the traditional market median used. Therefore, in order to calibrate the effect on base salaries of longer service in the CEO position, the Compensation Committee also reviewed data from utility companies in the Fortune 500 with a particular focus on the 20 most valuable electric utility companies by market capitalization, including WEC. The data indicated a distinction in the median salary for those CEOs who had served in their positions for more than 5 years. In order to appropriately recognize this differential, the Compensation Committee increased the market median for Mr. Klappa by 5% and adjusted the target range accordingly. Mr. Klappa's 2011 annual base salary was less than 1% above this range.

The 20 most valuable electric utility companies by market capitalization[1] were:

- AES Corp.
- Ameren Corporation[2]
- American Electric Power Co.
- Consolidated Edison
- Dominion Resources
- DTE Energy Co.
- Duke Energy Corp.
- Edison International
- Entergy Corp.
- Exelon Corp.
- FirstEnergy Corp.
- NextEra Energy
- PG&E Corp.
- PPL Corp.
- Progress Energy
- Public Service Enterprise Group
- Sempra Energy
- Southern Co.
- Wisconsin Energy Corp.
- Xcel Energy

(1) As determined by publicly available data.
(2) Although Ameren Corporation is in the list of the top 20 utilities, it was excluded from the analysis of such utilities as its CEO had been in the position for less than 18 months, which the Committee did not believe was sufficient tenure.

With respect to each other named executive officer, Mr. Klappa recommended an annual base salary to the Compensation Committee based upon a review of the market compensation data provided by Towers Watson and the factors described above. The Compensation Committee approved Mr. Klappa's recommendations, which represented an increase in base salary of approximately 4% for Messrs. Kuester, Leverett and Fleming, and Ms. Rappé. The annual base salaries of Mr. Fleming and Ms. Rappé were within 10% of the appropriate market median.

The Compensation Committee recognized that Mr. Kuester had eight years of service with the Company. Therefore, because the median range for Mr. Kuester is based, in part, on CEO compensation in general industry, the Compensation Committee undertook an analysis for Mr. Kuester similar to the one they performed for Mr. Klappa. In order to appropriately recognize the differential in median salaries of CEOs with more than 5 years of tenure, the Compensation Committee also increased the market median for Mr. Kuester by 5% and adjusted the target range accordingly. Mr. Kuester's 2011 annual base salary fell within this range. Mr. Kuester's 2011 base salary was not adjusted when he assumed the role of Chief Financial Officer of the Company. We requested Mr. Kuester to exchange roles with Mr. Leverett as part of our management succession planning, and the Compensation Committee determined it would not be appropriate to reduce his salary or change the method by which it is adjusted in future years.

The annual base salary of Mr. Leverett, approved when he was Chief Financial Officer of the Company, was 11.3% above the target range for that position. We believe that Mr. Leverett's responsibilities and contributions as Chief Financial Officer varied widely from those of his counterparts within general industry, and thus, additional compensation was warranted. In addition to the normal responsibilities of a principal financial officer, as Chief Financial Officer Mr. Leverett assisted in the development of a comprehensive corporate strategy (with a focus on all Company operations and affairs, not just finance), executed corporate divestitures and oversaw the Company's investment in the American Transmission Company, which currently represents nearly 7.5% of WEC's consolidated earnings. In recognition of his significant responsibilities and contributions to the strategic direction of the Company beyond those of a typical principal financial officer, the Compensation Committee approved a higher level of base salary. Mr. Leverett's 2011 base salary was not adjusted when he assumed the role of principal executive officer of our generation operations.

Annual Cash Incentive Compensation. We provide annual cash incentive compensation through our Short-Term Performance Plan (STPP). The STPP provides for annual cash awards to named executive officers based upon the achievement of pre-established stockholder, customer and employee focused objectives. All payments under the plan are at risk. Payments are made only if performance goals are achieved, and awards may be less or greater than targeted amounts based on actual performance. Payments under the STPP are intended to reward achievement of short-term goals that contribute to stockholder and customer value, as well as individual contributions to successful operations.

2011 Target Awards. Each year, the Compensation Committee approves a target level of compensation under the STPP for each of our named executive officers. This target level of compensation is expressed as a percentage of base salary. Each of Messrs. Klappa, Kuester and Leverett, and Ms. Rappé, has an employment agreement with WEC that specifies a minimum target level of compensation under the STPP based on a percentage of such executive officer's annual base salary. Under the terms of these employment agreements, the target award may not be adjusted below these minimum levels unless the Board of Directors or Compensation Committee takes action resulting in the lowering of target awards for the entire senior executive group. The target levels contained in the employment agreements were negotiated and, we believe, consistent with market practice at the time the agreements were entered into. Market data continues to support these target levels and indicates that such levels reflect median incentive compensation practices for similar officers in similarly sized companies in general industry.

For 2011, the Compensation Committee approved the target awards under the STPP for each named executive officer set forth below. The targets are unchanged from previous years and are the same as those set forth in their employment agreements.

Executive Officer	Target STPP Award as a Percentage of Base Salary
Mr. Klappa	100%
Mr. Kuester	80%
Mr. Leverett	80%
Mr. Fleming	70%
Ms. Rappé	60%

For 2011, the possible payout for any named executive officer ranged from 0% of the target award to 210% of the target award, based on performance.

2011 Performance Goals. The Compensation Committee adopted the 2011 STPP with a continued principal focus on financial results. In December 2010, the Compensation Committee approved WEC earnings per share from continuing operations as the primary performance measure to be used in 2011. We believe earnings per share from continuing operations is a key indicator of financial strength and performance and is recognized as such by the investment community. Prior to 2011, we also included cash flow as a primary performance measure for the STPP. However, as we indicated in our discussion last year, with our approximately $2.6 billion *Power the Future* plan coming to conclusion in January 2011, the Compensation Committee determined that cash flow was no longer as relevant a performance measure going forward as it had been during construction of the four new generating units. In January 2011, the Compensation Committee approved threshold level, target level, above target level and maximum payout level performance goals under the STPP for WEC's earnings per share from continuing operations. If the threshold level, target level, above target level or maximum payout level performance goal was achieved, officers participating in the STPP could receive 50%, 100%, 125% or 200%, respectively, of the target award. If the Company's performance falls between these payout levels, the vesting percentage is determined by interpolating on a straight line basis the appropriate vesting percentage.

After accounting for the 2-for-1 stock split on March 1, 2011, the Compensation Committee established the earnings per share from continuing operations goals for 2011 at a threshold level goal of $2.05 per share, a target level goal of $2.08 per share, an above target level goal of $2.09 per share and a maximum payout level goal of $2.10 per share. In addition, the Compensation Committee determined that if earnings per share from continuing operations were either $2.03 or $2.04, officers would receive an award determined by interpolating on a straight line basis the appropriate vesting percentage. Earnings per share of $2.02 or below would result in no payout. Similar to 2010, the Compensation Committee felt that even if WEC did not achieve what would normally be the threshold level goal for earnings per share, the stockholders would still be provided with significant value if WEC earned at least $2.03 per share from continuing operations, and therefore, the officers should earn some incentive award.

To arrive at the 2011 earnings per share performance levels, the Compensation Committee evaluated the estimated earnings per share five-year compound annual growth rates for the year ended 2011 for the companies included in the peer group established for purposes of the performance units, discussed below under "2011 Performance Units". The estimated growth rates were obtained from Thomson Reuters First Call. The survey data indicated that earnings per share growth of 6.0% to 6.5% in 2011 would have been needed to obtain top quartile earnings growth. The Committee then considered WEC's guidance range at that time for earnings per share growth in 2011, which was 6.8% to 9.4% over the earnings per share in 2010 of $1.92. Earnings per share in 2010 were actually $3.84 which, adjusting for the two-for-one stock split, was restated as $1.92. This expected growth was being driven primarily by the commencement of commercial operation of Unit 2 at the Oak Creek expansion in January 2011. After evaluating the data, the Compensation Committee determined that using the Company's 2011 guidance range to set performance level goals would be most appropriate, as using the survey data would have set performance targets unreasonably low and would not account for the earnings growth expected from the commercial operation of Unit 2. As a result, the Compensation Committee set the lower level of the guidance range ($2.05 per share) as the threshold level goal, the mid-point of the range (rounded up to $2.08 per share) as the target level goal and $2.09 per share as the above target level goal. The Compensation Committee set the maximum payout level goal at $2.10 per share, the high end of the guidance range.

Similar to prior years, in December 2010 and January 2011, the Compensation Committee also approved operational performance measures and targets under the annual incentive plan. Annual incentive awards could be increased or decreased by up to 10% of the target award based upon the Company's performance in the operational areas of customer satisfaction (5% weight), supplier and workforce diversity (2.5%) and safety (2.5%). Although the Compensation Committee believes the achievement of financial performance goals are necessary, it also recognizes the importance of strong operational results to the success of the Company.

In addition to applying these financial and operational factors, the Compensation Committee retains the right to exercise discretion in adjusting awards under the STPP when it deems appropriate.

2011 Performance Under the STPP. In January 2012, the Compensation Committee reviewed our actual performance for 2011 against the financial and operational performance goals established under the STPP, subject to final audit. In 2011, the Company's financial performance satisfied the maximum payout level established for earnings per share from continuing operations. In 2011, our earnings per share from continuing operations were $2.18.

By satisfying the maximum payout level with respect to earnings per share from continuing operations, the named executive officers earned 200% of the target award from the financial goal component of the STPP.

With respect to operational goals in 2011, our performance generated a 10% increase to the compensation awarded under the STPP, as detailed below. The Compensation Committee measured customer satisfaction levels based on the results of surveys that an independent third party conducted of customers who had direct contact with the Company during the year, which measured (1) our customers' satisfaction with the Company in general and (2) our customers' satisfaction with respect to their particular interactions with the Company. In 2011, the Company exceeded target levels related to both measures leading to a 5.0% increase in the award. With respect to safety measures, the Company exceeded the target levels for both Occupational Safety and Health Administration (OSHA) recordable injuries and lost-time injuries leading to a 2.5% increase in the STPP award. The Company exceeded target level performance with respect to both supplier and workforce diversity, resulting in an increase in the STPP award of 2.5% for 2011.

The Compensation Committee did not factor individual contributions into determining the amount of the awards for the named executive officers. Because the Company's performance against the financial and operational goals resulted in significant STPP awards in 2011, the Compensation Committee determined that no further adjustments based upon individual contributions were appropriate.

Based on the Company's performance against the financial and operational goals established by the Compensation Committee, Mr. Klappa received annual incentive cash compensation under the STPP of $2,465,753 for 2011. This represented 210% of his annual base salary. Messrs. Kuester, Leverett and Fleming, and Ms. Rappé, received annual cash incentive compensation for 2011 under the STPP equal to 168%, 168%, 147% and 126% of their respective annual base salaries, representing 210% of the target award for each officer.

The Compensation Committee also considered other significant accomplishments of the Company in 2011. These included:

- Financial performance
  - Declared a two-for-one stock split effective March 1, 2011.
  - Increased the dividend by almost 30% effective with the first quarter payment in 2011.
  - Reported the highest earnings per share in Company history.
  - Maintained strong, investment grade credit ratings.
  - WEC common stock share price increased by 18.8% during 2011.
  - Adjusting for the two-for-one stock split, WEC common stock traded at an all-time high of $35.38 per share on December 30, 2011.

- Operational excellence
  - Named the most reliable utility in the Midwest for the seventh time in the past 10 years.
  - Completed the Company's *Power the Future* plan with the commercial operation of Unit 2 at the Oak Creek expansion in January 2011.
  - Completed Glacier Hills Wind Park, Wisconsin's largest wind farm, in December 2011.
  - Continued improvements in customer satisfaction based on customer surveys. Data from 2011 indicated that the Company achieved its best customer satisfaction ratings since the merger of Wisconsin Electric and Wisconsin Gas in 2000.
  - Achieved the best overall safety results in Company history.

- Named one of the 100 best corporate citizens in the United States by Corporate Responsibility magazine for the fourth consecutive year.

In view of the financial and operational accomplishments and the accomplishments listed above, the Compensation Committee determined that the awards under the STPP were appropriate in relation to our 2011 performance without any further adjustment.

Short-Term Dividend Equivalents. Under the STPP, certain officers, including the named executive officers, and employees are eligible to receive dividend equivalents in an amount equal to the number of performance units at the target 100% rate held by each such officer and employee on the dividend declaration date multiplied by the amount of cash dividends paid by Wisconsin Energy on a share of its common stock on such date. The short-term dividend equivalents vest at the end of each year only if Wisconsin Energy achieves the performance target or targets for that year established by the Compensation Committee in the same manner as the performance targets are established under the STPP for the annual incentive awards. For 2011, the Compensation Committee determined that the short-term dividend equivalents would be dependent upon Wisconsin Energy's performance against a target for earnings from continuing operations. The Compensation Committee established $2.08 per share from continuing operations, approximately the mid-point of our earnings guidance, as the target, and the Company achieved $2.18 per share.

Long-Term Incentive Compensation. The Compensation Committee administers our 1993 Omnibus Stock Incentive Plan, amended and restated effective May 5, 2011, which is a stockholder-approved, long-term incentive plan designed to link the interests of our executives and other key employees to creating long-term stockholder value. It allows for various types of awards tied to the performance of our common stock, including stock options, stock appreciation rights and restricted stock. The Compensation Committee also administers the Wisconsin Energy Corporation Performance Unit Plan, under which the Committee may award performance units. The Compensation Committee primarily uses (1) performance units, (2) stock options and (3) restricted stock to deliver long-term incentive opportunities.

Each year, the Compensation Committee makes annual grants of performance units under the Performance Unit Plan. The performance units are designed to provide a form of long-term incentive compensation that aligns the interests of management with those of a typical utility stockholder who is focused not only on stock price appreciation but also on dividends. Under the terms of the performance units, payouts are based on the Company's level of "total stockholder return" (stock price appreciation plus reinvested dividends) in comparison to a peer group of companies over a three-year performance period. The performance units are settled in cash.

Each year, the Compensation Committee also makes annual stock option grants as part of our long-term incentive program. These stock options have an exercise price equal to the fair market value of our common stock on the date of grant and expire on the 10th anniversary of the grant date. Since management benefits from a stock option award only to the extent our stock price appreciates above the exercise price of the stock option, stock options align the interests of management with those of our stockholders in attaining long-term stock price appreciation.

The Compensation Committee also awards restricted stock as part of the long-term incentive plan, consistent with the market data. Similar to performance units, restricted stock aligns the interests of management with a typical utility stockholder who is focused on stock price appreciation and dividends.

Aggregate 2011 Long-Term Incentive Awards. In establishing the target value of long-term incentive awards for each named executive officer in 2011, we analyzed the market compensation data included in the Towers Watson survey. For Messrs. Klappa and Fleming, and Ms. Rappé, we determined the ratio of (1) the market median value of long-term incentive compensation to (2) the market median level of annual base salary, and multiplied each annual base salary by the applicable market ratio to determine the value of long-term incentive awards to be granted. For both Messrs. Kuester and Leverett, we established the same target level of long-term incentive compensation using the average of the results obtained for each officer. We wanted to establish parity in long-term incentive opportunity between the heads of the financial and key operational areas of the Company because of the critical role each plays in executing the Company's long-term strategy. This target value of long-term incentive compensation for each named executive officer was presented to and approved by the Compensation Committee.

For 2011, the Compensation Committee approved a long-term incentive award consisting of 80% performance units, 10% stock options and 10% restricted stock. This allocation is the same as in 2010. The Compensation Committee believes that the long-term award must be tied to Company performance and shareholder value, and that performance units are an effective tool to achieve this goal. Performance Units also better reflect the value to WEC's stockholders of the continued increase in the Company's annual dividend.

2011 Stock Option Grants. In December 2010, the Compensation Committee approved the grant of stock options to each of our named executive officers and established an overall pool of options that were granted to approximately 120 other employees. These option grants were made effective January 3, 2011, the first trading day of 2011. The options were granted with an exercise price equal to the average of the high and low prices reported on the New York Stock Exchange for shares of WEC common stock on the grant date. The options were granted in accordance with our standard practice of making annual stock option grants effective on the first trading day of each year, and the timing of the grants was not tied to the timing of any release of material information. These stock options have a term of 10 years and vest 100% on the third anniversary of the date of grant. The vesting of the stock options may be accelerated in connection with a change in control or an executive officer's termination of employment. See "Potential Payments upon Termination or Change in Control" under "Executive Officers' Compensation" for additional information.

For purposes of determining the appropriate number of options to grant to a particular named executive officer, the value of an option was determined based on the Black-Scholes option pricing model. We use the Black-Scholes option pricing model for purposes of the compensation valuation primarily because the market information we review from Towers Watson calculates the value of option awards on this basis. The following table provides the number of options granted to each named executive officer in 2011, adjusted to account for the two-for-one stock split.

Executive Officer	Options Granted
Mr. Klappa	122,610
Mr. Kuester	56,540
Mr. Leverett	56,540
Mr. Fleming	19,870
Ms. Rappé	16,520

For financial reporting purposes, the stock options granted in 2011 had a grant date fair value of $2.79 per option for Messrs. Klappa, Kuester and Fleming, and Ms. Rappé, and a grant date fair value of $3.91 for Mr. Leverett. Messrs. Klappa, Kuester and Fleming, and Ms. Rappé, are considered to be "retirement eligible." Therefore, their options are presumed to have a shorter expected life, which results in a lower option value.

2011 Restricted Stock Awards. In December 2010, the Compensation Committee also approved the grant of restricted stock to each of our named executive officers and established an overall pool of restricted stock that was granted to approximately 120 other employees. These grants were also made effective January 3, 2011. The restricted stock vests in three equal annual installments beginning on January 3, 2012. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee. See "Potential Payments upon Termination or Change in Control" under "Executive Officers' Compensation" for additional information. Tax withholding obligations related to vesting may be satisfied, at the option of the executive officer, by withholding shares otherwise deliverable upon vesting or by cash. The named executive officers have the right to vote the restricted stock and to receive cash dividends at the same time that the Company declares and pays a dividend to its stockholders.

For purposes of determining the appropriate number of shares of restricted stock to grant to a particular named executive officer, the Compensation Committee used a value of $29.489 per share, adjusted to account for the two-for-one stock split. This value was based on the volume weighted stock price of WEC's common stock for the ten trading days beginning on December 6, 2010 and ending on December 17, 2010. The Compensation Committee uses the volume weighted stock price in order to minimize the impact of day to day volatility in the stock market. The measurement period is customarily mid- to late December to shorten the timeframe between the time the calculation of the awards is made and the actual grant date. The following table provides the number of shares of restricted stock granted to each named executive officer in 2011, adjusted to account for the two-for-one stock split.

Executive Officer	Restricted Stock Granted
Mr. Klappa	14,574
Mr. Kuester	6,720
Mr. Leverett	6,720
Mr. Fleming	2,364
Ms. Rappé	1,968

2011 Performance Units. In 2011, the Compensation Committee granted performance units to each of our named executive officers and approved a pool of performance units that were granted to approximately 120 other employees. With respect to the 2011 performance units, the amount of the benefit that ultimately vests will be dependent upon the Company's total stockholder return over a three-year period ending December 31, 2013, as compared to the total stockholder return of the custom peer group of companies described below. Total stockholder return is the calculation of total return (stock price appreciation plus reinvestment of dividends) based upon an initial investment of $100 and subsequent $100 investments at the end of each quarter during the three-year performance period.

Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units that have vested by the closing price of the Company's common stock on the last trading day of the performance period.

In addition to Wisconsin Energy Corporation, the peer group used for purposes of the performance units was comprised of: Allegheny Energy, Inc.; Alliant Energy Corporation; Ameren Corporation; American Electric Power Company, Inc.; Avista Corporation; Consolidated Edison, Inc.; DTE Energy Company; Duke Energy Corp.; FirstEnergy Corp.; Great Plains Energy; Integrys Energy Group, Inc.; NiSource Inc.; Northeast Utilities; Nstar; NV Energy, Inc.; OGE Energy Corp.; Pepco Holdings, Inc.; PG&E Corporation; Pinnacle West Capital Corporation; Portland General; Progress Energy Inc.; SCANA Corporation; Sempra Energy; The Southern Company; Westar Energy, Inc.; and Xcel Energy Inc. This peer group was chosen because we believe these companies are similar to WEC in terms of business model and long-term strategies, with a focus on regulated utility operations rather than a non-regulated business model.

Beginning in 2012 with the grant of performance units on January 3, 2012, we replaced Allegheny Energy with CMS Energy Corporation in the custom peer group as FirstEnergy acquired Allegheny Energy effective February 25, 2011, and FirstEnergy is already part of the peer group. We believe CMS Energy is similar to WEC in terms of business model and long-term strategy, and therefore, is an appropriate addition to the custom peer group.

The required percentile ranking for total stockholder return and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
75th Percentile	125%
90th Percentile	175%

If the Company's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating on a straight line basis the appropriate vesting percentage. Unvested performance units generally are immediately forfeited upon a named executive officer's cessation of employment with WEC prior to completion of the three-year performance period. However, the performance units will vest immediately at the target 100% rate upon (1) the termination of the named executive officer's employment by reason of disability or death or (2) a change in control of WEC while the named executive officer is employed by WEC. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment of the named executive officer by reason of retirement prior to the end of the three-year performance period.

For purposes of determining the appropriate number of performance units to grant to a particular named executive officer, the Compensation Committee used a value of $29.489 per unit, the same value used for the restricted stock. The following table provides the number of units granted to each named executive officer at the 100% target level, adjusted to account for the two-for-one stock split.

Executive Officer	Performance Units Granted
Mr. Klappa	116,580
Mr. Kuester	53,760
Mr. Leverett	53,760
Mr. Fleming	18,890
Ms. Rappé	15,710

2011 Payouts Under Previously Granted Long-Term Incentive Awards. In 2009, the Compensation Committee granted performance unit awards to participants in the plan, including the named executive officers. The terms of the performance units granted in 2009 were substantially similar to those of the performance units granted in 2011 described above, and the required performance percentile ranks and related vesting schedule were identical to that of the 2011 units.

Payouts under the 2009 performance units were based on our total stockholder return for the three-year performance period ended December 31, 2011 against the same group of peer companies used for the 2011 performance unit awards.

For the three-year performance period ended December 31, 2011, our total stockholder return was at the 76th percentile of the peer group, resulting in the performance units vesting at a level of 128.3%. The actual payouts were determined by multiplying the number of vested performance units by the closing price of our common stock ($34.96) on December 30, 2011, the last trading day of the performance period. The actual payout to each named executive officer is reflected in the "Option Exercises and Stock Vested for Fiscal Year 2011" table. This table also reflects amounts realized by the named executive officers in connection with the exercise in 2011 of any vested stock options and the amounts realized by the named executive officers in connection with the vesting of previously granted restricted stock. For information on other outstanding equity awards held by our named executive officers at December 31, 2011, please refer to the table entitled "Outstanding Equity Awards at Fiscal Year-End 2011".

Stock Ownership Guidelines. The Compensation Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by officers who participate in the program, including the named executive officers. Accordingly, the Compensation Committee has implemented stock ownership guidelines for officers of the Company which, as discussed under the Executive Summary above, were revised in July 2011. These guidelines, as amended, provide that each executive officer, including the named executive officers, should, over time (generally within five years of appointment as an executive officer), acquire and hold Company common stock having a minimum fair market value ranging from 250% to 400% of base salary. In addition to shares owned outright, holdings of each of the following are included in determining compliance with our stock ownership guidelines: restricted stock; WEC phantom stock units held in the Executive Deferred Compensation Plan; WEC stock held in the 401(k) plan; performance units at target; and shares held by a brokerage account, jointly with an immediate family member or in a trust. Prior to the July 2011 revisions to the stock ownership guidelines, vested stock options were also included when evaluating progress towards compliance with the guidelines. Market data indicated that including vested and unexercised options in this calculation was no longer a common market practice. Therefore, the Compensation Committee revised the guidelines to eliminate recognition of such holdings when evaluating stock ownership.

The Compensation Committee periodically reviews whether executive officers are in compliance with these guidelines. The last review was completed in July 2011 under the old ownership guidelines, which required executive officers to own WEC common stock having a minimum fair market value ranging from 150% to 300% of base salary. The Compensation Committee determined that all of the named executive officers satisfied these guidelines. The Compensation Committee intends to conduct a review of executive officers' compliance with the revised stock ownership guidelines in 2012.

Policy Regarding Hedging the Economic Risk of Stock Ownership. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director, officer or employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as our other stockholders. Therefore, we have a policy under which directors, officers and employees, including the named executive officers, are prohibited from engaging in any such transactions.

Retirement Programs. We also maintain retirement plans in which our named executive officers participate: a defined benefit pension plan of the cash balance type, two supplemental executive retirement plans and individual letter agreements with each of the named executive officers. We believe our retirement plans are a valuable benefit in the attraction and retention of our employees, including the named executive officers. We believe that providing a foundation for long-term financial security for our employees, beyond their employment with the Company, is a valuable component of our overall compensation program which will inspire increased loyalty and improved performance. For more information about our retirement plans, see "Pension Benefits at Fiscal Year-End 2011" and "Retirement Plans" later in this proxy statement.

Other Benefits, Including Perquisites. The Company provides its executive officers, including the named executive officers, with employee benefits and a limited number of perquisites. Except as specifically noted elsewhere in this proxy statement, the employee benefits programs in which executive officers participate (which provide benefits such as medical coverage, retirement benefits and annual contributions to a qualified savings plan) are generally the same programs offered to substantially all of the Company's salaried employees.

The perquisites made available to executive officers include financial planning, membership in a service that provides health care and safety management when traveling outside the United States, payment of the cost of a mandatory physical exam that the Board requires annually, limited spousal travel for business purposes and the cost of a residential security system. The Company also pays periodic dues and fees for club memberships for certain of the named executive officers and other designated officers. In addition, executive officers receive tax gross-ups to reimburse the officer for certain tax liabilities related to perquisites. For a more detailed discussion of perquisites made available to our named executive officers, please refer to the notes following the Summary Compensation Table.

We periodically review market data regarding executive perquisite practices. We reviewed a survey conducted by The Ayco Company, L.P., a financial services firm ("AYCO"), in 2011 of 349 companies throughout general industry. Based upon this review, we believe that the perquisites we provide to our executive officers are generally market competitive. As part of this review in July 2011, the Compensation Committee reviewed the Company's practice of providing its executive officers with tax gross-ups on perquisites. The Committee agreed that those officers who were employed by the Company as of July 2011 would continue to receive tax gross-ups, but determined that the Company would not provide tax gross-ups to new executives.

We reimburse those executives who are still eligible for gross-ups for taxes paid on income attributable to the financial planning benefits provided to our executives only if the executive uses the Company's identified preferred provider, AYCO. We believe the use of our preferred financial adviser provides administrative benefits and eases communication between Company personnel and the financial adviser. We pay periodic dues and fees for certain club memberships as we have found that the use of these facilities helps foster better customer relationships. Officers, including the named executive officers, are expected to use clubs for which the Company pays dues primarily for business purposes. We do not pay any additional expenses incurred for personal use of these facilities, and officers are required to reimburse the Company to the extent that it pays for any such personal use. The total annual club dues are included in the Summary Compensation Table. We do not permit personal use of the airplane in which the Company owns a partial interest. We do allow spousal travel if an executive's spouse is accompanying the executive on business travel and the airplane is not fully utilized by Company personnel. There is no incremental cost to the Company for this travel, other than the reimbursement for taxes paid on imputed income attributable to the executives for this perquisite, as the airplane cost is the same regardless of whether an executive's spouse travels.

In addition, each of our executive officers participates in a death benefit only plan. Under the terms of the plan, upon an executive officer's death while employed by the Company, a benefit is paid to his or her designated beneficiary in an amount equal to the after-tax value of three times the officer's base salary at the time of death.

Severance Benefits and Change in Control. Competitive practices dictate that companies provide reasonable severance benefits to employees. In addition, we believe it is important to provide protections to the named executive officers in connection with a change in control of WEC. Our belief is that the interests of stockholders will be best served if the interests of the named executive officers are aligned with them, and providing change in control benefits should eliminate, or at least reduce, any reluctance of management to pursue potential change in control transactions that may be in the best interests of stockholders.

Each of Messrs. Klappa, Kuester, Leverett, and Fleming, and Ms. Rappé, has an employment agreement with the Company, which includes change in control and severance provisions. Under the terms of these agreements, the applicable named executive officer is entitled to certain benefits in the event of a termination of employment. In the event of a termination of employment (1) in anticipation of or following a change in control by the Company for any reason, other than cause, death or disability, (2) by the applicable executive officer for good reason in connection with or in anticipation of a change in control or (3) by the applicable executive officer after completing one year of service following a change in control, each named executive officer is generally entitled to:

- A lump sum payment equal to three times: (1) the highest annual base salary in effect during the last three years and (2) the higher of the current year target bonus amount or the highest bonus paid in any of the last three years (except for Ms. Rappé, whose payment is based upon the current year target bonus amount);

- A lump sum payment assuming three years of additional credited service under the qualified and non-qualified retirement plans based upon the higher of (1) the annual base salary in effect at the time of termination and (2) any salary in effect during the 180 day period preceding the termination date, plus, in either case, the highest bonus amount (except for Ms. Rappé, whose benefits were frozen as of December 31, 2010);
- A lump sum payment equal to the value of three additional years of Company match in the 401(k) plan and the WEC Executive Deferred Compensation Plan;
- Continuation of health and certain other welfare benefit coverage for three years following termination of employment;
- Full vesting of stock options, restricted stock and performance units;
- Financial planning services and other benefits; and
- A gross-up payment should any payments trigger federal excise taxes.

In the absence of a change in control, if we terminate the employment of the applicable named executive officer for any reason other than cause, death or disability, or the applicable named executive officer terminates his or her employment for good reason, the payments to the applicable named executive officer will be the same as those described above, except that with respect to Messrs. Kuester and Leverett, and Ms. Rappé, (1) the multiple for the lump sum payment in the first bullet point will be reduced to two, (2) the number of additional years of credited service for qualified and non-qualified retirement plans will be two (other than Ms. Rappé), (3) the number of additional years of matching in the 401(k) plan and the Executive Deferred Compensation Plan will be two, and (4) health and certain other welfare benefits will continue for two years following termination of employment. Mr. Fleming is not entitled to receive any severance benefits under his agreement upon termination of employment for good reason or without cause in the absence of a change in control.

We believe the amounts payable under these agreements are consistent with market standards as confirmed by our review in 2011 of a study of the competitive practices with regard to change in control severance benefits at the 100 largest companies in the S&P 500, which was the data available to us at the time of this review. As it relates to tax gross-up payments for any federal excise taxes that may be owed by an executive, this analysis indicated that most companies, similar to WEC, are "grandfathering" existing employment agreements.

In addition, our supplemental pension plan provides that in the event of a change in control, each named executive officer will be entitled to a lump sum payment of amounts due under the plan if employment is terminated within 18 months of the change in control.

For a more detailed discussion of the benefits and tables that describe payouts under various termination scenarios, see "Potential Payments upon Termination or Change in Control" later in this proxy statement.

Impact of Prior Compensation. The Compensation Committee does not believe it is appropriate to consider the amounts realized or realizable from prior incentive compensation awards when establishing future levels of short-term and long-term incentive compensation.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code limits the deductibility of certain executives' compensation that exceeds $1 million per year, unless the compensation is performance-based under Section 162(m) and is issued through a plan that has been approved by stockholders. Although the Compensation Committee may take into consideration the provisions of Section 162(m), it believes that maintaining tax deductibility is only one consideration among many in the design of an effective executive compensation program.

With respect to 2011 compensation for the named executive officers, the stock option grants under the 1993 Omnibus Stock Incentive Plan have been structured to qualify as performance based compensation under Section 162(m). The remaining components of the 2011 compensation program do not qualify for tax deductibility under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

John F. Bergstrom, Committee Chair
Ulice Payne, Jr.
Frederick P. Stratton, Jr.

EXECUTIVE OFFICERS' COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to WEC's Chief Executive Officer, Chief Financial Officer and each of WEC's other three most highly compensated executive officers (the "named executive officers") during 2011, 2010 and 2009.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation [3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4] ($)	All Other Compensation [5] [6] ($)	Total ($)
Gale E. Klappa Chairman of the Board, President and Chief Executive Officer of WEC, WE and WG	2011	1,174,168	--	3,849,042	341,469	2,724,879	3,041,481	215,408	11,346,447
	2010	1,129,008	--	3,716,818	393,835	2,462,868	2,399,257	214,033	10,315,819
	2009	1,129,008	--	3,191,032	2,309,953	2,286,241	2,450,367	212,627	11,579,228
Frederick D. Kuester Executive Vice President and Chief Financial Officer of WEC, WE and WG	2011	683,280	--	1,774,937	157,464	1,275,580	776,443	101,200	4,768,904
	2010	657,000	--	1,934,290	204,971	1,152,390	1,117,215	91,782	5,157,648
	2009	657,000	--	1,688,178	1,222,020	1,064,340	1,463,700	92,546	6,187,784
Allen L. Leverett Executive Vice President of WEC, WE and WG	2011	632,000	--	1,774,937	221,071	1,189,430	648,802	98,770	4,565,010
	2010	607,680	--	1,934,290	269,771	1,070,026	387,507	106,512	4,375,786
	2009	607,680	--	1,688,178	1,222,020	984,442	314,667	93,366	4,910,353
James C. Fleming Executive Vice President and General Counsel of WEC, WE and WG	2011	458,200	--	623,751	55,338	718,742	270,310	68,829	2,195,170
	2010	441,000	--	688,539	72,961	664,059	219,747	76,425	2,162,731
	2009	441,000	--	615,073	372,400	625,118	233,114	69,838	2,356,543
Kristine A. Rappé Senior Vice President and Chief Administrative Officer of WEC, WE and WG	2011	407,881	--	518,805	46,008	551,568	567,937	73,506	2,165,705
	2010	393,708	--	574,157	80,049	509,504	555,288	110,660	2,223,366
	2009	393,708	--	514,390	372,423	478,356	463,564	91,670	2,314,111

(1) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of (i) performance units awarded to each named executive officer in the respective year for which such amounts are reported and (ii) shares of restricted stock awarded to each named executive officer in 2011 and 2010 (no restricted stock was granted in 2009). The amounts reported for the performance units are based upon the probable outcome as of the grant date of associated performance and market conditions, and are consistent with our estimate, as of the grant date, of aggregate compensation cost to be recognized over the three-year performance period. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon (i) in the case of the performance units, the Company's performance over the three-year performance period, and (ii) in the case of the shares of restricted stock, Company performance and the executive's number of additional years of service with the Company. The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance, for each of Messrs. Klappa, Kuester, Leverett and Fleming, and Ms. Rappé, is $5,987,330, $2,761,013, $2,761,013, $970,170, and $806,851 for the 2011 awards, respectively; $5,781,839, $3,009,090, $3,009,090, $1,071,062 and $893,133 for the 2010 awards, respectively; and $5,584,327, $2,954,332, $2,954,332, $1,076,398 and $900,193 for the 2009 awards, respectively.

(2) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of options awarded to each named executive officer in the respective year for which such amounts are reported. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance. In accordance with FASB ASC Topic 718, we made certain assumptions in our calculation of the grant date fair value of the stock options. See "Stock Options" in Note A -- Summary of Significant Accounting Policies and Note I -- Common Equity in the Notes to Consolidated Financial Statements in our 2011 Annual Report on Form 10-K for a description of these assumptions. For 2011, the assumptions made in connection with the valuation of the stock options are the same as described in Note A, except that the expected life of the options is 4.3 years for Messrs. Klappa, Kuester and Fleming, and Ms. Rappé, and 7.7 years for Mr. Leverett, and the expected forfeiture rate is 0%. The change in the expected life of the options as set forth in Note A resulted from the fact that Messrs. Klappa, Kuester and Fleming,

and Ms. Rappé, were "retirement eligible" as of December 31, 2011, and Mr. Leverett was not, whereas the assumption described in Note A is a weighted average of all option holders.

For 2010, the assumptions made in connection with the valuation of the stock options are the same as described in Note A, except that the expected life of the options is 4.9 years for Messrs. Klappa, Kuester and Fleming and 7.6 years for Mr. Leverett and Ms. Rappé, and the expected forfeiture rate is 0%. Only Messrs. Klappa, Kuester and Fleming were "retirement eligible" as of December 31, 2010.

For 2009, the assumptions made in connection with the valuation of the stock options are the same as described in Note A, except that the expected life of the options is 4.4 years for Mr. Fleming and 6.8 years for the rest of the named executive officers, and the expected forfeiture rate is 0%. Only Mr. Fleming was "retirement eligible" as of December 31, 2009.

For 2011, 2010 and 2009, the change in the expected forfeiture rate to 0% from 2.0%, as set forth in Note A, is due to the assumption that the named executive officers will not forfeit any of their stock options.

(3) Consists of the annual incentive compensation earned under Wisconsin Energy's Short-Term Performance Plan for 2011, 2010 and 2009, as well as the short-term dividend equivalents earned for 2011 and 2010.

(4) The amounts reported for 2011, 2010 and 2009 reflect the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all defined benefit plans from December 31, 2010 to December 31, 2011, December 31, 2009 to December 31, 2010 and December 31, 2008 to December 31, 2009, respectively. The terms of the pension plan did not change, and no changes were made in the method of calculating benefits thereunder. However, for 2011 and 2010, the applicable discount rate used to value pension plan liabilities was reduced from 5.60% to 5.05% and from 6.05% to 5.60%, respectively, consistent with the overall decline in interest rates over the last few years. As the discount rate decreases, the Company's pension funding obligation increases.

The changes in the actuarial present values of the named executive officers' pension benefits do not constitute cash payments to the named executive officers.

The amounts reported represent only Wisconsin Energy's obligation of the aggregate change in the actuarial present value of each named executive officer's accumulated benefit under all defined benefit plans. Messrs. Klappa, Kuester and Leverett are entitled to receive pension benefits from prior employers. To the extent such prior employers are unable to pay their pension obligations, Wisconsin Energy may be obligated to pay the total amount.

Mr. Fleming participates in Wisconsin Energy's qualified pension plan and supplemental executive retirement plan. In addition, Mr. Fleming is entitled to a special supplemental pension account. The present value of the amounts credited to this account is $172,118 for 2011, $150,038 for 2010 and $145,822 for 2009, which will be paid upon termination of employment. See "Pension Benefits at Fiscal Year-End 2011" and "Retirement Plans" later in this proxy statement for additional details.

The named executive officers did not receive any above-market or preferential earnings on deferred compensation in 2011, 2010 or 2009.

(5) During 2011, each named executive received financial planning services and the cost of an annual physical exam; Messrs. Klappa, Leverett and Fleming, and Ms. Rappé, received reimbursement for club dues; Messrs. Klappa, Kuester and Leverett were provided with membership in a service that provides healthcare and safety management when traveling outside the United States; and Mr. Klappa received reimbursement for the cost of a home security system. In addition, the named executives were eligible to receive reimbursement for taxes paid on imputed income attributable to certain perquisites including spousal travel and related costs for industry events where it is customary and expected that officers attend with their spouses. During 2011, Mr. Klappa utilized the benefit of spousal travel for business purposes with the associated tax reimbursement. These tax reimbursements are reflected in the Summary Compensation Table (see the third bullet point in Note 6 below). Other than the tax reimbursement, there is no incremental cost to the Company related to this spousal travel.

(6) For Mr. Klappa, the amount reported in All Other Compensation for 2011 includes $17,371 attributable to Wisconsin Energy's Directors' Charitable Awards Program in connection with Mr. Klappa's service on the Company's Board of Directors. See "Director Compensation" for a description of the Directors' Charitable Awards Program.

In addition to the perquisites and Directors' Charitable Awards Program identified above, All Other Compensation for Messrs. Klappa, Kuester, Leverett and Fleming, and Ms. Rappé, for 2011 consists of:

- Employer matching of contributions into the 401(k) plan in the amount of $9,800 for Messrs. Klappa, Kuester and Fleming, and Ms. Rappé, and $9,475 for Mr. Leverett;

- "Make-whole" payments under the Executive Deferred Compensation Plan that provides a match at the same level as the 401(k) plan (4% for up to 7% of wages) for all deferred salary and bonus not otherwise eligible for a match in the amounts of $131,764, $61,744, $56,398, $34,629 and $26,565, respectively; and
- Tax reimbursements or "gross-ups" for all applicable perquisites in the amounts of $27,505, $10,286, $14,245, $10,302 and $14,367, respectively.

Percentages of Total Compensation.

For Messrs. Klappa, Kuester, Leverett, and Fleming, and Ms. Rappé, (1) salary (as reflected in column (c) above) represented approximately 10%, 14%, 14%, 21% and 19%, respectively, of total compensation (as shown in column (j) above) in 2011, (2) annual incentive compensation and short-term dividend equivalents (as reflected in column (g) above) represented approximately 24%, 27%, 26%, 33% and 25%, respectively, of total compensation in 2011, and (3) salary and annual incentive compensation and short-term dividend equivalents together represented approximately 34%, 41%, 40%, 54% and 44%, respectively, of total compensation in 2011.

For Messrs. Klappa, Kuester, Leverett, and Fleming, and Ms. Rappé, (1) salary represented approximately 11%, 13%, 14%, 20% and 18%, respectively, of total compensation in 2010, (2) annual incentive compensation and short-term dividend equivalents represented approximately 24%, 22%, 24%, 31% and 23%, respectively, of total compensation in 2010, and (3) salary and annual incentive compensation together represented approximately 35%, 35%, 38%, 51% and 41%, respectively, of total compensation in 2010.

For Messrs. Klappa, Kuester, Leverett, and Fleming, and Ms. Rappé, (1) salary represented approximately 10%, 11%, 12%, 19% and 17%, respectively, of total compensation in 2009, (2) annual incentive compensation represented approximately 20%, 17%, 20%, 27% and 21%, respectively, of total compensation in 2009, and (3) salary and annual incentive compensation together represented approximately 29%, 28%, 32%, 45% and 38%, respectively, of total compensation in 2009.

All share amounts and the corresponding exercise prices provided in this proxy statement have been adjusted to reflect the March 1, 2011 two-for-one stock split. These adjustments did not impact the value of the share-based compensation reported herein.

Grants of Plan-Based Awards for Fiscal Year 2011

The following table shows additional data regarding incentive plan awards to the named executive officers in 2011.

(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)		(l)
			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	All Other Option Awards [5]			Grant Date Fair Value of Stock and Option Awards [8] ($)
Name	Grant Date	Action Date [1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		Number of Securities Underlying Options (#)	Exercise or Base Price [6] ($/Sh)	Closing Market Price [7] ($/Sh)	
Gale E.	1/20/11	--	195,734	1,174,168	2,465,753	--	--	--	--	--	--	--	--
Klappa	1/20/11	--	--	259,126	--	--	--	--	--	--	--	--	--
	1/03/11	12/1/10	--	--	--	29,145	116,580	204,015	--	--	--	--	3,421,332
	1/03/11	12/1/10	--	--	--	--	--	--	14,574	--	--	--	427,710
	1/03/11	12/1/10	--	--	--	--	--	--	--	122,610	29.3475	29.40	341,469
Frederick D.	1/20/11	--	91,122	546,624	1,147,910	--	--	--	--	--	--	--	--
Kuester	1/20/11	--	--	127,670	--	--	--	--	--	--	--	--	--
	1/03/11	12/1/10	--	--	--	13,440	53,760	94,080	--	--	--	--	1,577,722
	1/03/11	12/1/10	--	--	--	--	--	--	6,720	--	--	--	197,215
	1/03/11	12/1/10	--	--	--	--	--	--	--	56,540	29.3475	29.40	157,464
Allen L.	1/20/11	--	84,284	505,600	1,061,760	--	--	--	--	--	--	--	--
Leverett	1/20/11	--	--	127,670	--	--	--	--	--	--	--	--	--
	1/03/11	12/1/10	--	--	--	13,440	53,760	94,080	--	--	--	--	1,577,722
	1/03/11	12/1/10	--	--	--	--	--	--	6,720	--	--	--	197,215
	1/03/11	12/1/10	--	--	--	--	--	--	--	56,540	29.3475	29.40	221,071
James C.	1/20/11	--	53,467	320,740	673,554	--	--	--	--	--	--	--	--
Fleming	1/20/11	--	--	45,188	--	--	--	--	--	--	--	--	--
	1/03/11	12/1/10	--	--	--	4,723	18,890	33,058	--	--	--	--	554,374
	1/03/11	12/1/10	--	--	--	--	--	--	2,364	--	--	--	69,377
	1/03/11	12/1/10	--	--	--	--	--	--	--	19,870	29.3475	29.40	55,338
Kristine A.	1/20/11	--	40,796	244,729	513,931	--	--	--	--	--	--	--	--
Rappé	1/20/11	--	--	37,637	--	--	--	--	--	--	--	--	--
	1/03/11	12/1/10	--	--	--	3,928	15,710	27,493	--	--	--	--	461,049
	1/03/11	12/1/10	--	--	--	--	--	--	1,968	--	--	--	57,756
	1/03/11	12/1/10	--	--	--	--	--	--	--	16,520	29.3475	29.40	46,008

(1) On December 1, 2010, the Compensation Committee awarded the 2011 option, restricted stock and performance unit grants effective the first trading day of 2011 (January 3, 2011).

(2) Non-equity incentive plan awards consist of annual incentive awards under Wisconsin Energy's Short-Term Performance Plan (reported on the first line) and short-term dividend equivalents (reported on the second line). The short-term dividend equivalents only vest upon achievement of the established performance target; otherwise, no dividend equivalents vest. For a more detailed description of the Short-Term Performance Plan and short-term dividend equivalents, see the Compensation Discussion and Analysis.

(3) Consists of performance units awarded under the Wisconsin Energy Corporation Performance Unit Plan. For a more detailed description of the terms of the performance units, see the Compensation Discussion and Analysis.

(4) Consists of restricted stock awarded under the 1993 Omnibus Stock Incentive Plan. For a more detailed description of the terms of the restricted stock, see the Compensation Discussion and Analysis.

(5) Consists of non-qualified stock options to purchase shares of Wisconsin Energy common stock pursuant to the 1993 Omnibus Stock Incentive Plan. These options were granted for a term of ten years, subject to earlier termination in certain events related to termination of employment. The options fully vest and become exercisable three years from the date of grant. Notwithstanding the preceding sentence, the options become immediately exercisable upon the occurrence of a change in control or termination of employment by reason of retirement, disability or death. The exercise price may be paid by delivery of already-owned shares. Tax withholding obligations related to exercise may be satisfied by withholding shares otherwise deliverable upon exercise,

subject to certain conditions. Subject to the limitations of the 1993 Omnibus Stock Incentive Plan, the Compensation Committee has the power to amend the terms of any option (with the participant's consent).

(6) The exercise price of the option awards is equal to the fair market value of Wisconsin Energy's common stock on the date of grant, January 3, 2011. Fair market value is the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date.

(7) Reflects the closing market price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the grant date, adjusted to reflect the two-for-one stock split.

(8) Grant date fair value of each award as determined in accordance with FASB ASC Topic 718, which excludes the amount of estimated forfeitures as required by Item 402 of Regulation S-K. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon Company performance and the executive's number of additional years of service with the Company.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table reflects the number and value of exercisable and unexercisable options as well as the number and value of other equity awards held by the named executive officers at fiscal year-end 2011.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable [(1)] (#)	Number of Securities Underlying Unexercised Options: Unexercisable [(2)] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested [(3)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [(3)] ($)
Gale E. Klappa	560,000	--	--	17.100	1/18/15	--	--	--	--
	504,000	--	--	19.7375	1/03/16	--	--	--	--
	542,000	--	--	23.8775	1/03/17	--	--	--	--
	600,000	--	--	24.0175	1/02/18	--	--	--	--
	--	551,960	--	21.1075	1/02/19	--	--	--	--
	--	131,060	--	24.92	1/04/20	--	--	--	--
	--	122,610	--	29.3475	1/03/21	--	--	--	--
	--	--	--	--	--	44,225 [(4)]	1,546,106	--	--
	--	--	--	--	--	--	--	232,015 [(9)]	8,111,244 [(9)]
	--	--	--	--	--	--	--	204,015 [(10)]	7,132,364 [(10)]
Frederick D. Kuester	328,500	--	--	24.0175	1/02/18	--	--	--	--
	--	292,000	--	21.1075	1/02/19	--	--	--	--
	--	68,210	--	24.92	1/04/20	--	--	--	--
	--	56,540	--	29.3475	1/03/21	--	--	--	--
	--	--	--	--	--	23,572 [(5)]	824,077	--	--
	--	--	--	--	--	--	--	120,750 [(9)]	4,221,420 [(9)]
	--	--	--	--	--	--	--	94,080 [(10)]	3,289,037 [(10)]
Allen L. Leverett	140,000	--	--	17.100	1/18/15	--	--	--	--
	190,000	--	--	19.7375	1/03/16	--	--	--	--
	258,000	--	--	23.8775	1/03/17	--	--	--	--
	328,500	--	--	24.0175	1/02/18	--	--	--	--
	--	292,000	--	21.1075	1/02/19	--	--	--	--
	--	68,210	--	24.92	1/04/20	--	--	--	--
	--	56,540	--	29.3475	1/03/21	--	--	--	--
	--	--	--	--	--	12,468 [(6)]	435,881	--	--
	--	--	--	--	--	--	--	120,750 [(9)]	4,221,420 [(9)]
	--	--	--	--	--	--	--	94,080 [(10)]	3,289,037 [(10)]

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable[1] (#)	Number of Securities Underlying Unexercised Options: Unexercisable[2] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested[3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[3] ($)
James C. Fleming	123,000	--	--	24.0175	1/02/18	--	--	--	--
	--	106,400	--	21.1075	1/02/19	--	--	--	--
	--	24,280	--	24.92	1/04/20	--	--	--	--
	--	19,870	--	29.3475	1/03/21	--	--	--	--
	--	--	--	--	--	4,412[7]	154,244	--	--
	--	--	--	--	--	--	--	42,980[9]	1,502,581[9]
	--	--	--	--	--	--	--	33,058[10]	1,155,708[10]
Kristine A. Rappé	100,400	--	--	24.0175	1/02/18	--	--	--	--
	--	88,990	--	21.1075	1/02/19	--	--	--	--
	--	20,240	--	24.92	1/04/20	--	--	--	--
	--	16,520	--	29.3475	1/03/21	--	--	--	--
	--	--	--	--	--	3,676[8]	128,513	--	--
	--	--	--	--	--	--	--	35,840[9]	1,252,966[9]
	--	--	--	--	--	--	--	27,493[10]	961,155[10]

(1) All options reported in this column are fully vested and exercisable.

(2) All options reported in this column with an exercise price of $21.1075 and an expiration date of January 2, 2019, fully vest and become exercisable on January 2, 2012. All options reported in this column with an exercise price of $24.92 and an expiration date of January 4, 2020, fully vest and become exercisable on January 4, 2013. All options reported in this column with an exercise price of $29.3475 and an expiration date of January 3, 2021, fully vest and become exercisable on January 3, 2014.

(3) Based on the closing price of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on December 30, 2011, the last trading day of the year.

(4) Effective April 14, 2003, Mr. Klappa was granted a restricted stock award of 79,020 shares, which vest at the rate of 10% for each year of service until 100% vesting occurs on April 14, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Klappa for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on this award of restricted stock.

Effective January 4, 2010 and January 3, 2011, Mr. Klappa was granted a restricted stock award of 16,570 shares and 14,574 shares, respectively, which began vesting in three equal annual installments on January 4, 2011 and January 3, 2012, respectively. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(5) Effective October 13, 2003, Mr. Kuester was granted a restricted stock award of 48,280 shares, which vest at the rate of 10% for each year of service until 100% vesting occurs on October 13, 2013. Earlier vesting may occur due to (1) a termination of employment by (a) death, (b) disability, (c) a change in control of the Company, (d) Mr. Kuester for good reason, or (e) the Company without cause, or (2) action by the Compensation Committee. The number of shares reported includes shares acquired pursuant to the reinvestment of dividends on this award of restricted stock.

Effective January 4, 2010 and January 3, 2011, Mr. Kuester was granted a restricted stock award of 8,620 shares and 6,720 shares, respectively, which began vesting in three equal annual installments on January 4, 2011 and January 3, 2012, respectively. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(6) Effective January 4, 2010 and January 3, 2011, Mr. Leverett was granted a restricted stock award of 8,620 shares and 6,720 shares, respectively, which began vesting in three equal annual installments on January 4, 2011 and January 3, 2012, respectively.

The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(7) Effective January 4, 2010 and January 3, 2011, Mr. Fleming was granted a restricted stock award of 3,070 shares and 2,364 shares, respectively, which began vesting in three equal annual installments on January 4, 2011 and January 3, 2012, respectively. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(8) Effective January 4, 2010 and January 3, 2011, Ms. Rappé was granted a restricted stock award of 2,560 shares and 1,968 shares, respectively, which began vesting in three equal annual installments on January 4, 2011 and January 3, 2012, respectively. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control, death or disability or by action of the Compensation Committee.

(9) The number of performance units reported were awarded in 2010 and vest at the end of the three-year performance period ending December 31, 2012. The number of performance units reported and their corresponding value are based upon a payout at the maximum amount.

(10) The number of performance units reported were awarded in 2011 and vest at the end of the three-year performance period ending December 31, 2013. The number of performance units reported and their corresponding value are based upon a payout at the maximum amount.

Option Exercises and Stock Vested for Fiscal Year 2011

This table shows the number and value of (1) stock options that were exercised by the named executive officers, (2) restricted stock awards that vested and (3) performance units that vested in 2011.

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting [2] (#)	Value Realized on Vesting [3][4] ($)
Gale E. Klappa	394,020 --	5,926,381 --	15,188 193,964	446,679 6,780,979
Frederick D. Kuester	648,000 --	7,378,682 --	8,750 102,614	268,524 3,587,397
Allen L. Leverett	304,020 --	4,500,364 --	2,872 102,614	83,661 3,587,397
James C. Fleming	123,000 --	949,868 --	2,122 [5] 37,387	61,660 [5] 1,307,036
Kristine A. Rappé	-- --	-- --	3,792 [5] 31,267	111,650 [5] 1,093,084

(1) Value realized upon the exercise of options is determined by multiplying the number of shares received upon exercise by the difference between the market price of Wisconsin Energy common stock at the time of exercise and the exercise price.

(2) Reflects the number of shares of restricted stock that vested in 2011 (first line) and the number of performance units that vested as of December 31, 2011, the end of the applicable three-year performance period (second line). The performance units were settled in cash.

(3) Restricted stock value realized is determined by multiplying the number of shares of restricted stock that vested by the fair market value of Wisconsin Energy common stock on the date of vesting. We compute fair market value as the average of the high and low prices of Wisconsin Energy common stock reported in the New York Stock Exchange Composite Transaction Report on the vesting date.

(4) Performance units value realized is determined by multiplying the number of performance units that vested by the closing market price of Wisconsin Energy common stock on December 31, 2011.

(5) Mr. Fleming and Ms. Rappé deferred $31,889 and $85,592, respectively, into the WEC Executive Deferred Compensation Plan. The number of phantom stock units received in the WEC Executive Deferred Compensation Plan equaled the number of shares of restricted stock deferred.

Pension Benefits at Fiscal Year-End 2011

The following table sets forth information for each named executive officer regarding their pension benefits at fiscal year-end 2011 under WEC's four different retirement plans discussed below.

(a)	(b)	(c)	(d)	(e)
Name	Plan Name	Number of Years Credited Service (1) (#)	Present Value of Accumulated Benefit (2)(3) ($)	Payments During Last Fiscal Year ($)
Gale E. Klappa	WEC Plan	8.67	162,016	--
	SERP A	8.67	1,797,271	--
	Individual Letter Agreement	34.33	17,694,733	--
Frederick D. Kuester	WEC Plan	8.17	149,293	--
	SERP A	8.17	811,719	--
	Individual Letter Agreement	39.33	9,354,637	--
Allen L. Leverett	WEC Plan	8.50	156,676	--
	SERP A	8.50	926,326	--
	Individual Letter Agreement	23.00	1,430,270	--
James C. Fleming	WEC Plan	6.00	106,895	--
	SERP A	6.00	319,120	--
	Individual Letter Agreement	6.00	814,878	--
Kristine A. Rappé	WEC Plan	29.33	813,648	--
	SERP A	29.33	2,322,604	--
	SERP B	-- (4)	669,273	--
	Individual Letter Agreement	--	--	--

(1) Years of service are computed as of December 31, 2011, the pension plan measurement date used for financial statement reporting purposes. Messrs. Klappa, Kuester and Leverett have been credited with 25.66, 31.16 and 14.5 years of service, respectively, pursuant to the terms of their Individual Letter Agreements (ILAs). The increase in the aggregate amount of each of Messrs. Klappa's, Kuester's and Leverett's accumulated benefit under all of Wisconsin Energy's retirement plans resulting from the additional years of credited service is the amount identified in connection with each respective ILA set forth in column (d).

(2) The key assumptions used in calculating the actuarial present values reflected in this column are:

- First projected unreduced retirement age based on current service:
  - For Mr. Klappa, age 62.
  - For Mr. Leverett and Ms. Rappé, age 65.
  - For Mr. Kuester, age 60.
  - For Mr. Fleming, age 66 (current age).
- Discount rate of 5.05%.
- Cash balance interest crediting rate of 5.80%.
- Form of payment:
  - WEC Plan: Lump sum.
  - SERP: Life annuity.
  - ILA: Life annuity, other than Mr. Fleming who we assume will receive a lump sum payment.
- Mortality Table, for life annuity:
  - Messrs. Klappa, Kuester and Leverett - RP2000 with projection to 2015 - Male.
  - Mr. Fleming – N/A.
  - Ms. Rappé - RP2000 with projection to 2015 - Female.

(3) Wisconsin Energy's pension benefit obligations to Messrs. Klappa, Kuester and Leverett will be partially offset by pension benefits Messrs. Klappa, Kuester and Leverett are entitled to receive from their former employers. The amounts reported for Messrs. Klappa, Kuester and Leverett represent only Wisconsin Energy's obligation of the aggregate actuarial present value of each of their accumulated benefit under all of the plans. The total aggregate actuarial present value of each of Messrs. Klappa's, Kuester's and Leverett's accumulated benefit under all of the plans is $23,609,952, $13,500,041 and $2,826,223, respectively, $3,955,933, $3,184,392 and $312,951 of which we estimate the prior employer is obligated to pay. If Mr. Klappa's, Mr. Kuester's or Mr. Leverett's former employer becomes unable to pay its portion of his respective accumulated pension benefit, Wisconsin Energy may be obligated to pay the total amount.

(4) Pursuant to the terms of SERP B, participants are not entitled to any payments until after they retire at or after age 60, regardless of how many years they have been employed with the Company. Therefore, there are no years of credited service associated with participation in SERP B.

Retirement Plans

Wisconsin Energy maintains four different plans providing for retirement payments and benefits: a defined benefit pension plan of the cash balance type (WEC Plan); two supplemental executive retirement plans (SERP A and SERP B); and Individual Letter Agreements with each of the named executive officers. The compensation currently considered for purposes of the retirement plans (other than the WEC Plan) for Messrs. Klappa, Kuester and Leverett is $3,467,936, $1,747,620 and $1,616,433, respectively. These amounts represent the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Under the terms of Mr. Fleming's employment agreement with WEC, the compensation considered for purposes of the retirement plans (other than the WEC Plan) is $1,102,611. This amount represents Mr. Fleming's 2011 base salary, plus his 2010 STPP award paid in 2011. Because Ms. Rappé's WEC Plan and SERP A benefits were frozen as of December 31, 2010, the compensation considered for purposes of SERP A is $868,149. The compensation currently considered for purposes of SERP B for Ms. Rappé is $884,662, which represents her average compensation for the 36 highest consecutive months. As of December 31, 2011, Messrs. Klappa, Kuester, Leverett and Fleming, and Ms. Rappé, currently have or are considered to have 34.33, 39.33, 23.00, 6.00 and 29.33 credited years of service, respectively, under the various supplemental plans described below. Mr. Leverett and Ms. Rappé are not entitled to these supplemental benefits until they attain the age of 60. Neither Mr. Fleming nor Ms. Rappé were granted additional years of credited service.

The WEC Plan. Most regular full-time and part-time employees, including the named executive officers, participate in the WEC Plan. The WEC Plan bases a participant's defined benefit pension on the value of a hypothetical account balance. For individuals participating in the WEC Plan as of December 31, 1995, a starting account balance was created equal to the present value of the benefit accrued as of December 31, 1994, under the plan benefit formula prior to the change to a cash balance approach. That formula provided a retirement income based on years of credited service and average compensation (consisting of base salary) for the 36 highest consecutive months, with an adjustment to reflect the Social Security integrated benefit. In addition, individuals participating in the WEC Plan as of December 31, 1995, received a special one-time transition credit amount equal to a specified percentage varying with age multiplied by credited service and 1994 base pay.

The present value of the accrued benefit as of December 31, 1994, plus the transition credit, was also credited with interest at a stated rate. For 1996 through 2007, a participant received annual credits to the account equal to 5% of base pay (including 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%.

Beginning January 1, 2008, the interest credit on all prior accruals no longer fluctuates based upon the trust's investment return for the year. Instead, the interest credit percentage is set at either the long-term corporate bond third segment rate, published by the Internal Revenue Service, or 4%, whichever is greater. For participants in the WEC Plan on December 31, 2007, their WEC Plan benefit starting January 1, 2008 will never be less than the benefit accrued as of December 31, 2007. The WEC Plan benefit will be calculated under both formulas to provide participants with the greater benefit; however, in calculating a participant's benefit accrued as of December 31, 2007, interest credits as defined under the prior WEC Plan formula will be taken into account but not any additional pay credits. Additionally, the WEC Plan continues to provide that up to an additional 2% of base pay may be earned based upon achievement of earnings targets. Participants who were "grandfathered" as of December 31, 1995 as discussed below, will still receive the greater of the grandfathered benefit or the cash balance benefit.

The life annuity payable under the WEC Plan is determined by converting the hypothetical account balance credits into annuity form.

Individuals who were participants in the WEC Plan on December 31, 1995 were "grandfathered" so that they will not receive any lower retirement benefit than would have been provided under the prior formula, had it continued. This amount continued to increase until December 31, 2010, at which time it was frozen. Upon retirement, participants will receive the greater of this frozen amount or the accumulated cash balance.

For the named executive officers other than Mr. Fleming who does not participate in the prior plan formula, estimated benefits under the "grandfathered" formula are higher than under the cash balance plan formula. Although all of the named executive officers, other than Ms. Rappé who is grandfathered under the prior plan formula, participate in the cash balance plan formula, pursuant to the agreements discussed below, Messrs. Klappa's, Kuester's and Leverett's total retirement benefits would be determined by the prior plan benefit formula if they were to retire at or after age 60. Both Messrs. Klappa and Kuester turned 60 in 2010. These benefits are payable under the Individual Letter Agreements, not the WEC Plan. These agreements also provide that the prior plan benefit formula will continue to be applied until retirement, with no amounts frozen as of December 31, 2010. The named executive officers, other than Ms. Rappé, would receive the cash balance in their accounts if they were to terminate employment prior to attaining the age of 60. Ms. Rappé would receive benefits under either the grandfathered formula or the cash balance plan formula, whichever is higher, if she were to terminate employment prior to attaining the age of 60.

Under the WEC Plan, participants receive unreduced pension benefits upon reaching one of the following three thresholds: (1) age 65; (2) age 62 with 30 years of service; or (3) age 60 with 35 years of service.

Pursuant to the Internal Revenue Code, only $245,000 of pension eligible earnings (base pay and annual incentive compensation) may be considered for purposes of the WEC Plan.

Supplemental Executive Retirement Plans and Individual Letter Agreements. Designated officers of Wisconsin Energy and Wisconsin Electric Power Company, including all of the named executive officers, participate in SERP A and SERP B (collectively, the "SERP"), which are part of the Supplemental Pension Plan (the "SPP") adopted to comply with Section 409A of the Internal Revenue Code. SERP A provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, in an amount equal to the difference between the actual pension benefit payable under the WEC Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation, including amounts deferred to the Wisconsin Energy Corporation Executive Deferred Compensation Plan. In addition, pursuant to the terms of SERP B, Ms. Rappé also will receive a supplemental lifetime annuity, equal to 10% of the average compensation (consisting of base salary and annual incentive compensation) for the 36 highest consecutive months. Except for a "change in control" of Wisconsin Energy, as defined in the SPP, and pursuant to the terms of the Individual Letter Agreements discussed below, no payments are made until after the participant's retirement at or after age 60 or death. If a participant in the SERP dies prior to age 60, his or her beneficiary is entitled to receive retirement benefits under the SERP. SERP B is only provided to a grandfathered group of officers and was designed to provide an incentive to key employees to remain with the Company until retirement or death. The Compensation Committee eliminated the SERP B benefit a number of years ago.

Wisconsin Energy has entered into agreements with Messrs. Klappa, Kuester and Leverett to provide them with supplemental retirement benefits upon retirement at or after age 60. The supplemental retirement payments are intended to make the total retirement benefits payable to the executive comparable to that which would have been received under the WEC Plan as in effect on December 31, 1995, had the defined benefit formula then in effect continued until the executive's retirement, calculated without regard to Internal Revenue Code limits, and as if the executive had started participation in the WEC Plan at age 27 for Mr. Klappa, at the age of 22 for Mr. Kuester and on January 1, 1989 for Mr. Leverett. The retirement benefits payable to Messrs. Klappa, Kuester and Leverett will be offset by the value of any qualified or non-qualified defined benefit pension plans of prior employers.

Messrs. Klappa's, Kuester's and Leverett's agreements also provide for a pre-retirement spousal benefit to be paid to their spouses in the event of the executive's death while employed by the Company. The benefit payable is equal to the amount which would have been received by the executive's spouse under the WEC Plan as in effect on December 31, 1995, had the benefit formula then in effect continued until the executive's death, calculated without regard to Internal Revenue Code limits, and as if the executive had started at the ages or dates indicated above for each executive. The spousal benefit payable would be offset by one-half of the value of any qualified or non-qualified deferred benefit pension plans of Messrs. Klappa's, Kuester's and Leverett's prior employers.

Wisconsin Energy has entered into an agreement with Mr. Fleming to provide him a special supplemental pension to keep him whole for pension benefits he would have received from his prior employer. Wisconsin Energy will credit Mr. Fleming's account with a minimum of $80,000 annually, and will credit up to an additional $40,000 annually based on performance against Company goals as determined by the Compensation Committee. The amounts credited to Mr. Fleming's account will earn interest as if it had been credited to the WEC Plan. The account balance vested when Mr. Fleming reached the age of 65 in 2010. The account balance will be paid pursuant to the terms of the SPP. Mr. Fleming also participates in the WEC Plan and SERP A, without any additional years of credited service.

The purpose of these agreements is to ensure that Messrs. Klappa, Kuester, Leverett and Fleming did not lose pension earnings by joining the executive management team at Wisconsin Energy they otherwise would have received from their former employers. Since retirement plans operate in a manner where accrued amounts increase substantially as a participant increases in age and years of service, these officers forfeited substantial pension benefits by coming to work for Wisconsin Energy. Without providing a means to retain these pension benefits, it would have been difficult for Wisconsin Energy to attract these officers.

In order to allow Ms. Rappé to retire at age 60 with an unreduced pension benefit, Wisconsin Energy entered into an agreement with Ms. Rappé whereby her SERP A benefit will not be subject to early retirement reduction factors if she retires at or after age 60. Under this agreement, if Ms. Rappé were to retire at age 60, she would be granted less than one year of additional credited service.

The SPP provides for a mandatory lump sum payment upon a change in control if the executive's employment is terminated within 18 months after the change in control. The Wisconsin Energy Amended Non-Qualified Trust, a grantor trust, was established to fund certain non-qualified benefits, including the SPP and the Individual Letter Agreements, as well as the Executive Deferred Compensation Plan and the Directors' Deferred Compensation Plan discussed later in this proxy statement. See "Potential Payments upon Termination or Change in Control" later in this proxy statement for additional information.

Nonqualified Deferred Compensation for Fiscal Year 2011

The following table reflects activity by the named executive officers during 2011 in WEC's Executive Deferred Compensation Plan discussed below.

(a)	(b)	(c)	(d)	(e)	(f)
Name	Executive Contributions in Last Fiscal Year (1) ($)	Registrant Contributions in Last Fiscal Year (2) ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End (3) ($)
Gale E. Klappa	464,976	131,764	125,712	--	4,241,245
Frederick D. Kuester	596,425	61,744	118,241	--	2,857,780
Allen L. Leverett	115,278	56,398	9,833	--	2,446,457
James C. Fleming	139,378	34,629	53,763	--	1,351,228
Kristine A. Rappé	143,903	26,565	242,008	--	2,709,755

(1) Other than $62,195 and $85,592 of Mr. Fleming's and Ms. Rappé's contribution, respectively, all of the amounts are reported as compensation in the Summary Compensation Table of this proxy statement. These amounts consist of the value of restricted stock that vested during 2011 and/or dividends paid in 2011 on the performance units granted in 2009. The grant date fair value of the performance units granted in 2009 is included in the Summary Compensation Table.

(2) All of the reported amounts are reported as compensation in the Summary Compensation Table.

(3) $3,005,181, $1,506,179, $1,666,314, $824,507 and $380,065 of the reported amounts were reported as compensation in the Summary Compensation Tables in prior proxy statements for Messrs. Klappa, Kuester, Leverett and Fleming, and Ms. Rappé, respectively.

Executive Deferred Compensation Plan

WEC maintains two executive deferred compensation plans, the Legacy Wisconsin Energy Corporation Executive Deferred Compensation Plan (the "Legacy EDCP") and the Wisconsin Energy Corporation Executive Deferred Compensation Plan (the "EDCP"), adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. Executive officers and certain other highly compensated employees are eligible to participate in both plans. The Legacy EDCP provides that (i) amounts earned, deferred, vested, credited and/or accrued as of December 31, 2004 are preserved and frozen so that these amounts are exempt from Section 409A and (ii) no new employees may participate in the Legacy EDCP as of January 1, 2005. Since January 1, 2005, all deferrals have been made to the EDCP. The provisions of each of these plans are described below.

The Legacy EDCP. Under the plan, a participant could have deferred up to 100% of his or her base salary, annual incentive compensation, long-term incentive compensation (including the value of any stock option gains, vested awards of restricted stock, performance shares and units and dividends earned on unvested performance units), severance payments due under WEC's Executive Severance Policy or under any change in control agreement between the Company and a participant, and any "make-whole" pension supplements.

Deferral elections were made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company was also able to credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching was determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching and the amount of eligible compensation actually deferred. Also, the Company, in its discretion, could have credited any other amounts, as appropriate, to each participant's account. Additionally, "make-whole" payments could have been made to participants who were not eligible to participate in the SERP and whose deferrals resulted in lesser payments under the Company's qualified pension plan.

The Company tracks each participant's account balance as though the balance was actually invested in one or more of several measurement funds. Measurement fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among any one or more of the available measurement funds. Participants may elect from among eight measurement funds that correspond to investment options in our 401(k) plan in addition to the prime rate fund and the Company's stock measurement fund. Deferred amounts relating to the value of participants' stock option gains and vested restricted stock are always deemed invested in the Company's stock measurement fund and may not be transferred to any other measurement fund. Contributions and deductions may be made to each participant's account based on the performance of the measuring funds elected.

The table below shows the funds available under the Legacy EDCP and their annual rate of return for the calendar year ended December 31, 2011:

Name of Fund	Rate of Return (%)	Name of Fund	Rate of Return (%)
Fidelity Balanced Fund	1.68%	Prime Rate	3.25%
Fidelity Diversified International Fund	-13.78%	S&P 500 Fund	2.11%
Fidelity Growth Company Fund	0.67%	Vanguard Intermediate Bond Index	10.74%
Fidelity Low-Priced Stock Fund	-0.06%	Vanguard Mid-Cap Index	-2.11%
MFS Value R4	0.05%	WEC Common Stock Fund	22.93%

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may make changes to their measurement fund elections by notice to the committee administering the plan.

At the time of his or her deferral election, each participant designated a prospective payout date for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout date. A participant may elect, at any time, to withdraw part (a minimum of $25,000) or all of his or her account balance, subject to a withdrawal penalty of 10%. Payout amounts may be limited to the extent to which they are deductible by the Company under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Any participant who suffers from a continued disability will be entitled to the benefits of plan participation unless and until the committee administering the plan determines that the participant has been terminated for purposes of continued participation in the plan. Upon any such determination, the disabled participant is paid out as though the participant had retired. Except in certain limited circumstances, participants' account balances will be paid out in a lump sum (1) upon the occurrence of a change in control, as defined in the plan, or (2) upon any downgrade of the Company's senior debt obligations to less than "investment grade." The deferred amounts will be paid out of the general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

The EDCP. Under the plan, a participant may defer up to 75% of his or her base salary and annual incentive compensation and up to 100% of his or her long-term incentive compensation (including vested awards of restricted stock and performance units). Stock option gains may not be deferred into the EDCP.

Generally, deferral elections are made annually by each participant for the upcoming plan year. The Company maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, the Company may also credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching is determined by a formula taking into account the matching rate applicable under the Company's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching and the amount of eligible compensation actually deferred. Also, the Company, in its discretion, may credit any other amounts, as appropriate, to each participant's account.

The Company tracks each participant's account balance as though the balance was actually invested in one or more of several measurement funds. Measurement fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among any one or more of the same ten measurement funds described under "The Legacy EDCP" above. Deferred amounts relating to the value of participants' vested restricted stock are always deemed invested in the Company's stock measurement fund and may not be transferred to any other measurement fund. Contributions and deductions may be made to each participant's account based on the performance of the measuring funds elected.

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may make changes to their measurement fund elections by notice to the committee administering the plan.

At the time of his or her deferral election, each participant may designate a prospective payout date for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout date. Amounts deferred into the EDCP may not be withdrawn at the discretion of the participant and a change to the designated payout date delays the initial payment five years beyond the originally designated payout date. The Company may not limit payout amounts in order to deduct such amounts under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Disability is not itself a payment event until the participant terminates employment with WEC or its subsidiaries. A participant's account balance will be paid out in a lump sum if the participant separates from service with WEC or its subsidiaries within 18 months after a change in control of WEC, as defined in the plan. The deferred amounts will be paid out of the general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Potential Payments upon Termination or Change in Control

The tables below reflect the amount of compensation payable to each of our named executive officers in the event of termination of each executive's employment. These amounts are in addition to each named executive officer's aggregate balance in the Executive Deferred Compensation Plan at fiscal year-end 2011, as reported in column (f) under "Nonqualified Deferred Compensation for Fiscal Year 2011." The amount of compensation payable to each named executive officer upon voluntary termination, normal retirement, for-cause termination, involuntary termination (by the Company for any reason other than cause, death or disability or by the executive for "good reason"), termination following a "change in control", disability and death are set forth below. The amounts shown assume that such termination was effective as of December 31, 2011 and include amounts earned through that date, and are estimates of the amounts which would be paid out to the named executive officers upon termination. The amounts shown under "Normal Retirement" assume the named executive officers were retirement eligible with no reduction of retirement benefits. The amounts shown under "Termination Upon a Change in Control" assume the named executive officers terminated employment as of December 31, 2011, which was within 18 months of a change in control of WEC. The amounts reported in the row titled "Retirement Plans" in each table below are not in addition to the amounts reflected under "Pension Benefits at Fiscal Year-End 2011." The actual amounts to be paid out can only be determined at the time of an officer's termination of employment.

Payments Made Upon Voluntary Termination or Termination for Cause, Death or Disability. In the event a named executive officer voluntarily terminates employment or is terminated for cause, death or disability, the officer will receive:

- accrued but unpaid base salary and, for termination by death or disability, pro-rated annual incentive compensation;
- 401(k) plan and Executive Deferred Compensation Plan account balances;
- the WEC Plan cash balance;
- in the case of death or disability, full vesting in all outstanding stock options, restricted stock and performance units (otherwise, the ability to exercise already vested options within three months of termination) as well as vesting in the SERP and Individual Letter Agreements; and
- if voluntary termination occurs after age 60, such termination is treated as a normal retirement.

Named executive officers are also entitled to the value of unused vacation days, if any, and for termination by death, benefits payable under the death benefit only plan.

Payments Made Upon Normal Retirement. In the event of the retirement of a named executive officer, the officer will receive:

- full vesting in all outstanding stock options and a prorated amount of performance units;
- full vesting in all retirement plans, including the WEC Plan, SERP and Individual Letter Agreements; and
- 401(k) plan and Executive Deferred Compensation Plan account balances.

Named executive officers are also entitled to the value of unused vacation days, if any.

Payments Made Upon a Change in Control or Involuntary Termination. Wisconsin Energy has entered into written employment agreements with each of the named executive officers, which provide for certain severance benefits as described below.

Under the agreement with Mr. Klappa, severance benefits are provided if his employment is terminated:

- in anticipation of or following a change in control by the Company for any reason, other than cause, death or disability;
- by Mr. Klappa for good reason in anticipation of or following a change in control;
- by Mr. Klappa within six months after completing one year of service following a change in control; or
- in the absence of a change in control, by the Company for any reason other than cause, death or disability or by Mr. Klappa for good reason.

Upon the occurrence of one of these events, Mr. Klappa's agreement provides for:

- a lump sum severance payment equal to three times the sum of Mr. Klappa's highest annual base salary in effect in the last three years and highest bonus amount;
- three years' continuation of health and certain other welfare benefit coverage and eligibility for retiree health coverage thereafter;
- a payment equal to the value of three additional years of participation in the applicable qualified and non-qualified retirement plans based upon the higher of (1) the annual base salary in effect at the time of termination and (2) any salary in effect during the 180 day period preceding termination, plus the highest bonus amount;
- a payment equal to the value of three additional years of Company match in the 401(k) plan and the Executive Deferred Compensation Plan;
- full vesting in all outstanding stock options, restricted stock and other equity awards;
- 401(k) plan and Executive Deferred Compensation Plan account balances;
- certain financial planning services and other benefits; and
- in the event of a change in control, a "gross-up" payment should any payments or benefits under the agreements trigger federal excise taxes under the "parachute payment" provisions of the tax law.

The highest bonus amount would be calculated as the largest of (1) the current target bonus for the fiscal year in which employment termination occurs, or (2) the highest bonus paid in any of the last three fiscal years of the Company prior to termination or the change in control. The agreement contains a one-year non-compete provision applicable on termination of employment.

Mr. Kuester's and Mr. Leverett's agreements are substantially similar to Mr. Klappa's, except that if their employment is terminated by the Company for any reason other than cause, death or disability or by them for good reason in the absence of a change in control:

- the special lump sum severance benefit is two times the sum of their highest annual base salary in effect for the three years preceding their termination and their highest bonus amount;
- health and certain other welfare benefits are provided for a two-year period;
- the special retirement plan lump sum is calculated as if their employment continued for a two-year period following termination of employment; and
- the payment for 401(k) plan and Executive Deferred Compensation Plan match is equal to two years of Company match.

Mr. Kuester's and Mr. Leverett's agreements contain a one-year non-compete provision applicable on termination of employment.

Mr. Fleming is entitled to the same benefits as Mr. Klappa upon termination of employment in connection with a change in control. However, Mr. Fleming is not entitled to receive any severance payments under his agreement upon the termination of employment for good reason or without cause in the absence of a change in control.

Ms. Rappé's agreement is substantially similar to Mr. Klappa's, except that if Ms. Rappé's employment is terminated upon a change in control, the special lump sum severance benefit is three times the sum of her highest annual base salary in effect for the three years preceding termination and her target bonus amount. In addition, Ms. Rappé is not entitled to any payment related to additional years of participation in the retirement plans as her benefits under the WEC Plan and SERP A were frozen as of December 31, 2010. If Ms. Rappé's employment is terminated by the Company for any reason other than cause, death or disability or by Ms. Rappé for good reason in the absence of a change in control:

- the special lump sum severance benefit is two times the sum of her highest annual base salary in effect for the three years preceding her termination and her target bonus amount;
- health and certain other welfare benefits are provided for a two-year period; and
- the payment for 401(k) plan and Executive Deferred Compensation Plan match is equal to two years of Company match.

Ms. Rappé's agreement contains a one-year non-compete provision applicable on termination of employment.

Pursuant to the terms of the SPP and Individual Letter Agreements, retirement benefits are paid to the named executive officers upon termination of employment within 18 months of a change in control. Participants in SERP A, including the named executive officers, are also eligible to receive a supplemental disability benefit in an amount equal to the difference between the actual amount of the benefit payable under the long-term disability plan applicable to all employees and what such disability benefit would have been if calculated without regard to any limitation imposed by the broad-based plan on annual compensation recognized thereunder.

Generally, pursuant to the agreements, a change in control is deemed to occur:

(1) if any person or group acquires WEC common stock that constitutes more than 50% of the total fair market value or total voting power of WEC;

(2) if any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) WEC common stock that constitutes 30% or more of the total voting power of WEC;
(3) if a majority of the members of WEC's Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of WEC's Board before the date of appointment or election; or
(4) if any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from WEC that have a total gross fair market value equal to or more than 40% of the total gross value of all the assets of WEC immediately before such acquisition or acquisitions, unless the assets are transferred to:
- an entity that is controlled by the shareholders of the transferring corporation;
- a shareholder of WEC in exchange for or with respect to its stock;
- an entity of which WEC owns, directly or indirectly, 50% or more of its total value or voting power; or
- a person or group (or an entity of which such person or group owns, directly or indirectly, 50% or more of its total value or voting power) that owns, directly or indirectly, 50% or more of the total value or voting power of WEC.

Generally, pursuant to the agreements, good reason means:

(1) solely in the context of a change in control, a material reduction of the executive's duties and responsibilities (other than Mr. Kuester's agreement);
(2) a material reduction in the executive's base compensation;
(3) a material change in the geographic location at which the executive must perform services; or
(4) a material breach of the agreement by the Company.

The following table shows the potential payments upon termination or a change in control of the Company for Gale E. Klappa.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	10,592,916	10,592,916	--	--
Additional Pension Credited Service	--	--	--	2,162,995	2,162,995	--	--
Additional 401(k) and EDCP Match	--	--	--	423,717	423,717	--	--
Long-Term Incentive Compensation:							
Performance Units	4,448,543	4,448,543	--	8,710,634	8,710,634	8,710,634	8,710,634
Restricted Stock	--	--	--	1,546,138	1,546,138	1,546,138	1,546,138
Options	9,648,331	9,648,331	--	9,648,331	9,648,331	9,648,331	9,648,331
Benefits & Perquisites:							
Retirement Plans	19,654,019	19,654,019	19,654,019	16,224,414	16,224,414	19,654,019	8,783,204
Health and Welfare Benefits	--	--	--	45,882	45,882	--	--
Excise Tax Gross-Up	--	--	--	--	9,135,720	--	--
Financial Planning	--	--	--	45,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	3,522,504
Total	33,750,893	33,750,893	19,654,019	49,430,027	58,565,747	39,559,122	32,210,811

The following table shows the potential payments upon termination or a change in control of the Company for Frederick D. Kuester.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,560,940	5,341,410	--	--
Additional Pension Credited Service	--	--	--	518,835	492,728	--	--
Additional 401(k) and EDCP Match	--	--	--	142,438	213,656	--	--
Long-Term Incentive Compensation:							
Performance Units	2,234,643	2,234,643	--	4,291,690	4,291,690	4,291,690	4,291,690
Restricted Stock	--	--	--	824,064	824,064	824,064	824,064
Options	5,046,218	5,046,218	--	5,046,218	5,046,218	5,046,218	5,046,218
Benefits & Perquisites:							
Retirement Plans	10,315,649	10,315,649	10,315,649	8,676,488	7,944,095	10,315,649	5,582,897
Health and Welfare Benefits	--	--	--	30,588	45,882	--	--
Excise Tax Gross-Up	--	--	--	--	--	--	--
Financial Planning	--	--	--	30,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	2,049,840
Total	17,596,510	17,596,510	10,315,649	23,151,261	24,274,743	20,477,621	17,794,709

The following table shows the potential payments upon termination or a change in control of the Company for Allen L. Leverett.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	3,293,652	4,940,478	--	--
Additional Pension Credited Service	--	--	--	629,511	888,422	--	--
Additional 401(k) and EDCP Match	--	--	--	131,746	197,619	--	--
Long-Term Incentive Compensation:							
Performance Units	--	2,234,643	--	4,291,690	4,291,690	4,291,690	4,291,690
Restricted Stock	--	--	--	435,881	435,881	435,881	435,881
Options	--	5,046,218	--	5,046,218	5,046,218	5,046,218	5,046,218
Benefits & Perquisites:							
Retirement Plans	156,676	2,513,272	156,676	2,478,532	2,484,361	2,513,272	1,756,144
Health and Welfare Benefits	--	--	--	30,588	45,882	--	--
Excise Tax Gross-Up	--	--	--	--	6,347,936	--	--
Financial Planning	--	--	--	30,000	45,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,896,000
Total	156,676	9,794,133	156,676	16,397,818	24,753,487	12,287,061	13,425,933

The following table shows the potential payments upon termination or a change in control of the Company for James C. Fleming.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	--	3,307,833	--	--
Additional Pension Credited Service	--	--	--	--	587,317	--	--
Additional 401(k) and EDCP Match	--	--	--	--	132,313	--	--
Long-Term Incentive Compensation:							
Performance Units	792,543	792,543	--	792,543	1,519,012	1,519,012	1,519,012
Restricted Stock*	--	--	--	--	154,244	154,244	154,244
Options	1,828,882	1,828,882	--	1,828,882	1,828,882	1,828,882	1,828,882
Benefits & Perquisites:							
Retirement Plans	1,267,893	1,267,893	1,267,893	1,286,062	1,307,719	1,267,893	1,267,893
Health and Welfare Benefits	--	--	--	--	45,882	--	--
Excise Tax Gross-Up	--	--	--	--	2,434,122	--	--
Financial Planning	--	--	--	--	45,000	--	--
Outplacement	--	--	--	--	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,374,600
Total	3,889,318	3,889,318	1,267,893	3,907,487	11,392,324	4,770,031	6,144,631

*Mr. Fleming is retiring effective April 1, 2012. In connection with his retirement and in light of his many contributions to the success of the Company, on February 24, 2012, the Compensation Committee accelerated the vesting of all unvested shares of restricted stock awarded to Mr. Fleming, consisting of 5,825 shares, effective March 30, 2012. This amount is not included in the table.

The following table shows the potential payments upon termination or a change in control of the Company for Kristine A. Rappé.

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon a Change in Control ($)	Disability ($)	Death ($)
Compensation:							
Cash Severance	--	--	--	1,305,219	1,957,829	--	--
Additional Pension Credited Service	--	--	--	--	--	--	--
Additional 401(k) and EDCP Match	--	--	--	52,209	78,313	--	--
Long-Term Incentive Compensation:							
Performance Units	--	660,394	--	1,265,202	1,265,202	1,265,202	1,265,202
Restricted Stock	--	--	--	128,513	128,513	128,513	128,513
Options	1,528,398	1,528,398	--	1,528,398	1,528,398	1,528,398	1,528,398
Benefits & Perquisites:							
Retirement Plans	813,648	3,805,524	813,648	4,650,473	4,650,118	3,805,524	2,240,718
Health and Welfare Benefits	--	--	--	30,588	45,882	--	--
Excise Tax Gross-Up	--	--	--	--	2,703,708	--	--
Financial Planning	--	--	--	30,000	30,000	--	--
Outplacement	--	--	--	30,000	30,000	--	--
Death Benefit Only Plan	--	--	--	--	--	--	1,223,643
Total	2,342,046	5,994,316	813,648	9,020,602	12,417,963	6,727,637	6,386,474

PROPOSAL 5: ADVISORY VOTE ON COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Securities Exchange Act of 1934, the Company seeks your advisory vote on the approval of the compensation paid to its named executive officers as described in the Compensation Discussion and Analysis and the related tables included in this proxy statement. Because your vote is advisory, it will not be binding on the Board or the Company. However, the Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

The Company believes that its executive compensation policies and practices are effective in tying a significant portion of pay to performance, while at the same time providing competitive compensation that attracts and retains talented personnel, and aligning the interests of the Company's executive officers with those of its stockholders.

Economic conditions and the operating and regulatory environments in which we do business once again proved challenging in 2011. Despite these challenges, the Company's management team continued to deliver strong financial and operational results in 2011. Among other accomplishments, WEC achieved record earnings of $2.18 per share in 2011, as well as high levels of customer satisfaction and the best overall safety results in the Company's history. WEC also increased its dividend by almost 30% in 2011, and increased it again by approximately 15% effective with the first quarter payment in 2012. WEC's management also delivered strong stockholder returns again in 2011. For 2011, as well as the three, five, seven and ten year periods ended 2011, WEC's total stockholder return outperformed all of the major indices including the S&P 500 Electric Utility Index, Dow Jones Utility Index, Philadelphia Utility Index, Dow Jones Industrial Index, S&P 500 and NASDAQ.

As described in the Compensation Discussion and Analysis, the Company believes its annual executive compensation is competitive with the market. The Compensation Committee considers market data obtained from Towers Watson to help establish compensation levels.

Incentive compensation made up a substantial portion of the named executives' compensation in 2011 and generally, the value will only be realized upon strong corporate performance. The level of long-term incentive compensation for each named executive officer is keyed off of the level of base salary each receives. Short-term incentive compensation is set at levels established in employment agreements the Company entered into with each named executive officer when he or she became an executive officer, and which continue to be supported by market data.

As described in this proxy statement, the Company believes that the compensation paid to its named executive officers in 2011 was well-tailored to the goals of maintaining competitive compensation levels while tying a significant portion of total pay to performance and aligning the interests of the named executive officers with those of stockholders. We urge you to carefully review the Compensation Discussion and Analysis and related tables included above, which describe in greater detail WEC's compensation philosophy and programs, as well as the 2011 compensation levels, in connection with approval of the following resolution:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to the Company's named executive officers as disclosed in the Proxy Statement for the 2012 Annual Meeting."

The Board of Directors recommends that you vote "FOR" the advisory vote on Executive Compensation.

DIRECTOR COMPENSATION

The following table summarizes total compensation awarded to, earned by or paid to each of WEC's non-employee directors during 2011.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Name	Fees Earned or Paid In Cash ($)	Stock Awards [2][3] ($)	Option Awards [4] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [5] ($)	Total ($)
John F. Bergstrom	87,000	75,000	--	--	--	22,348	184,348
Barbara L. Bowles	85,000	75,000	--	--	--	20,555	180,555
Patricia W. Chadwick	75,000	75,000	--	--	--	23,207	173,207
Robert A. Cornog	75,000	75,000	--	--	--	21,947	171,947
Curt S. Culver	85,000	75,000	--	--	--	15,978	175,978
Thomas J. Fischer	90,000	75,000	--	--	--	26,532	191,532
Ulice Payne, Jr.	75,000	75,000	--	--	--	11,462	161,462
Mary Ellen Stanek [1]	--	--	--	--	--	--	--
Frederick P. Stratton, Jr.	75,000	75,000	--	--	--	23,374	173,374

(1) Ms. Stanek was elected to the Board of Directors effective January 19, 2012, and therefore, did not receive any director compensation in 2011.

(2) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718, of restricted stock awards made to the directors in 2011. Each restricted stock award vests in full on the third anniversary of the grant date.

(3) Other than Ms. Stanek, each director held 9,752 shares of restricted stock as of December 31, 2011.

(4) Directors held the following number of options to purchase Wisconsin Energy common stock as of December 31, 2011, all of which are exercisable: Mr. Cornog (10,000) and Mr. Payne (20,000).

(5) All amounts represent costs for the Directors' Charitable Awards Program. See "Compensation of the Board of Directors" below for additional information regarding this program.

Compensation of the Board of Directors

During 2011, each non-employee director received an annual retainer fee of $75,000. Non-employee chairs of the Finance Committee and the Corporate Governance Committee received a quarterly retainer of $2,500, the chair of the Compensation Committee received a quarterly retainer of $3,000 and the chair of the Audit and Oversight Committee received a quarterly retainer of $3,750. The Company reimbursed non-employee directors for all out-of-pocket travel expenses (which reimbursed amounts are not reflected in the table above). Each non-employee director also received on January 3, 2011, the 2011 annual stock compensation award in the form of restricted stock equal to a value of $75,000, with all shares vesting three years from the grant date. Employee directors do not receive these fees. Insurance is also provided by the Company for director liability coverage, fiduciary and employee benefit liability coverage and travel accident coverage for director travel on Company business. The premiums paid for this insurance are not included in the amounts reported in the table above.

Non-employee directors may defer all or a portion of director fees pursuant to the Directors' Deferred Compensation Plan, adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. Prior to January 1, 2005, amounts were deferred to the Legacy Directors' Deferred Compensation Plan and are preserved and frozen in that plan, which is not subject to the provisions of Section 409A. Deferred amounts can be credited to any of ten measurement funds, including a WEC phantom stock account. The value of these accounts will appreciate or depreciate based on market performance, as well as through the accumulation of reinvested dividends. Deferral amounts are credited to accounts in the name of each participating director on the books of WEC, are unsecured and are payable only in cash following termination of the director's service to WEC and its subsidiaries. The deferred amounts will be paid out of general corporate assets or the assets of the WEC Amended Non-Qualified Trust.

Although WEC directors also serve on the Wisconsin Electric and Wisconsin Gas boards and their committees, a single annual retainer fee and quarterly committee chair retainer were paid. Fees were allocated among WEC, Wisconsin Electric and Wisconsin Gas based on services rendered.

The Company has a Directors' Charitable Awards Program to help further its philosophy of charitable giving. Under the program, the Company intends to contribute up to $100,000 per year for 10 years to one or more charitable organizations chosen by each director, including employee directors, following the director's death. Directors are provided with one charitable award benefit for serving on the boards of WEC and its subsidiaries. Charitable donations under the program will be paid out of general corporate assets. Directors derive no financial benefit from the program, and all income tax deductions accrue solely to the Company. The tax deductibility of these charitable donations mitigates the net cost to the Company. The Directors' Charitable Awards Program has been eliminated for any new directors elected after January 1, 2007. Directors already participating as of that date, which includes all of the current directors except Ms. Stanek, were grandfathered.

In December 2011, the Compensation Committee conducted its annual review of non-employee director compensation and determined that the total directors' compensation package was slightly below the market median. With other companies placing more emphasis on the stock component of the directors' pay package than they do on the cash retainer, the Committee determined it was appropriate to increase the annual restricted stock award by $5,000. As a result, effective January 1, 2012, the Committee increased the annual restricted stock award from $75,000 to $80,000.

RISK ANALYSIS OF COMPENSATION POLICIES AND PRACTICES

As part of its process to determine the 2011 compensation of WEC's named executive officers, the Compensation Committee analyzed whether WEC's compensation program taken as a whole creates risks that are reasonably likely to have a material adverse effect on the Company. The Committee concluded it does not. This analysis applies generally to the compensation program for WEC's employees since all management employees (both officers and non-officers) above a certain level are provided with substantially the same mix of compensation as the named executive officers. The compensation package provided to employees below this level is not applicable to this analysis as such compensation package does not provide sufficient incentive to take risks that could materially affect the Company.

There is no objective way to measure risk resulting from a corporation's compensation program; therefore, this analysis is subjective in nature. We believe that the only elements of WEC's compensation program that could incentivize risk taking by its employees, and therefore have a reasonable likelihood of materially adversely affecting the Company, are the annual cash incentive compensation and the long-term incentive compensation, the payout of which is dependent on the achievement of certain performance levels by the Company. Based upon the value of each of these elements to the overall compensation mix and the relative value each has to the other, we believe the Company's compensation program is appropriately balanced. We believe that the mix of short- and long-term awards minimizes risks that may be taken, as any risks taken for short-term gains could ultimately jeopardize the Company's ability to meet the long-term performance objectives. Given the current balance of compensation elements, we do not believe WEC's compensation program incentivizes unreasonable risk taking by management.

The Compensation Committee's stock ownership guidelines require officers who participate in the long-term incentive compensation program to hold an amount of Company common stock and other equity-related Company securities that varies depending upon such officers' level. The guidelines require the Company's executive officers to hold common stock and other equity-related securities of the Company having a minimum fair market value ranging from 250% to 400% of base salary. The Committee believes these stock ownership guidelines further discourage unreasonable risk taking by Company officers.

As part of this analysis, we also considered the nature of WEC's business as a public utility holding company and the fact that substantially all of its earnings and other financial results are generated by, or relate to, regulated public utilities. The highly regulated nature of WEC's business, including limits on the amount of profit the Company's public utility subsidiaries (and therefore, WEC) may earn, significantly reduces any incentive to engage in conduct that would be reasonably likely to have a material adverse effect on the Company.

WEC COMMON STOCK OWNERSHIP

The following table lists the beneficial ownership of WEC common stock of each director, nominee, named executive officer and all of the directors and executive officers as a group as of March 2, 2012. In general, "beneficial ownership" includes those shares as to which the indicated persons have voting power or investment power and stock options that are exercisable currently or within 60 days of March 2, 2012. Included are shares owned by each individual's spouse, minor children or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC's Stock Plus Investment Plan and 401(k) plan. Other than as indicated in Note 6 below, none of these persons beneficially owns more than 1% of the outstanding common stock.

	Shares Beneficially Owned[1]		
Name	Shares Owned[2] [3] [4] [5]	Option Shares Exercisable Within 60 Days	Total
John F. Bergstrom	19,729	--	19,729
Barbara L. Bowles	30,519	--	30,519
Patricia W. Chadwick	21,126	--	21,126
Robert A. Cornog	29,515	5,000	34,515
Curt S. Culver	8,212	--	8,212
Thomas J. Fischer	30,045	--	30,045
James C. Fleming	9,645	229,400	239,045
Gale E. Klappa	119,689	2,682,960	2,802,649 [6]
Frederick D. Kuester	60,962	620,500	681,462
Allen L. Leverett	38,308	1,208,500	1,246,808
Ulice Payne, Jr.	28,839	20,000	48,839
Kristine A. Rappé	23,202	189,390	212,592
Mary Ellen Stanek	2,371	--	2,371
Frederick P. Stratton, Jr.	37,411	--	37,411
All directors and executive officers as a group (18 persons)	542,622	5,099,628	5,642,250 [7]

(1) Information on beneficially owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this proxy statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

(2) Certain directors, named executive officers and other executive officers also hold share units in the WEC phantom common stock account under WEC's deferred compensation plans as indicated: Mr. Bergstrom (37,980), Ms. Bowles (77), Mr. Cornog (51,360), Mr. Culver (50,340), Mr. Fleming (5,925), Mr. Kuester (6,044), Ms. Rappé (36,254), Mr. Stratton (42,305) and all directors and executive officers as a group (230,614). Share units are intended to reflect the performance of WEC common stock and are payable in cash. While these units do not represent a right to acquire WEC common stock, have no voting rights and are not included in the number of shares reflected in the "Shares Owned" column in the table above, the Company listed them in this footnote because they represent an additional economic interest of the directors, named executive officers and other executive officers tied to the performance of WEC common stock.

(3) Each individual has sole voting and investment power as to all shares listed for such individual, except the following individuals have shared voting and/or investment power (included in the table above) as indicated: Mr. Bergstrom (6,000), Mr. Cornog (15,847), Mr. Klappa (5,000), Mr. Kuester (30,934), Mr. Leverett (19,526), Mr. Stratton (9,200) and all directors and executive officers as a group (86,507).

(4) Certain directors and executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power: Mr. Bergstrom (8,211), Ms. Bowles (8,211), Ms. Chadwick (8,212), Mr. Cornog (8,211), Mr. Culver (8,212), Mr. Fischer (8,212), Mr. Fleming (5,825), Mr. Klappa (54,200), Mr. Kuester (27,436), Mr. Leverett (16,234), Mr. Payne (8,211), Ms. Rappé (4,803), Ms. Stanek (2,371), Mr. Stratton (8,211) and all directors and executive officers as a group (181,966).

(5) None of the shares beneficially owned by the directors, named executive officers and all directors and executive officers as a group are pledged as security.

(6) Represents approximately 1.2% of total WEC common stock outstanding on March 2, 2012.

(7) Represents approximately 2.4% of total WEC common stock outstanding on March 2, 2012.

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of WEC common stock, based on the information they have reported. This information is based upon Forms 13G filed with the Securities and Exchange Commission and reflects stock holdings as of December 31, 2011. These holdings have not been otherwise adjusted for stock activity that may have occurred since December 31, 2011, if any.

	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WEC Common Stock
Name and Address	Sole	Shared	Sole	Shared		
BlackRock, Inc. (1) 40 East 52nd Street New York, NY 10022	15,455,321	0	15,455,321	0	15,455,321	6.68%
The Vanguard Group, Inc. (1) 100 Vanguard Blvd. Malvern, PA 19355	321,948	0	12,399,501	321,948	12,721,449	5.50%
State Street Corporation (1) State Street Financial Center One Lincoln Street Boston, MA 02111	0	11,843,409	0	11,843,409	11,843,409	5.10%

(1) Filed on behalf of itself and certain of its subsidiaries.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, directors and persons owning more than ten percent of WEC's common stock to file reports of ownership and changes in ownership of equity and derivative securities of WEC with the Securities and Exchange Commission and the New York Stock Exchange. Specific due dates for those reports have been established by the Securities and Exchange Commission, and the Company is required to disclose in this proxy statement any failure to file by those dates during the 2011 fiscal year. To the Company's knowledge, based on information provided by the reporting persons, all applicable reporting requirements for fiscal year 2011 were complied with in a timely manner.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company was not a party to any reportable transactions with related parties since January 1, 2011.

Compensation Committee Interlocks and Insider Participation – None of the persons who served as members of the Compensation Committee during 2011 was an officer or employee of the Company during 2011 or at any time in the past nor had reportable transactions with the Company.

AVAILABILITY OF FORM 10-K

A copy (without exhibits) of WEC's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission, is available without charge to any stockholder of record or beneficial owner of WEC common stock by writing to the Corporate Secretary, Susan H. Martin, at the Company's principal business office, 231 West Michigan Street, P. O. Box 1331, Milwaukee, Wisconsin 53201. The WEC consolidated financial statements and certain other information found in the Form 10-K are provided in our 2011 Annual Financial Statements and Review of Operations. The Form 10-K, along with this proxy statement and all of WEC's other filings with the Securities and Exchange Commission, is also available in the "Investor Relations" section of the Company's Website at www.wisconsinenergy.com.

STOCKHOLDER INFORMATION

ACCOUNT INFORMATION

- Visit **www.bnymellon.com/shareowner/equityaccess.** Wisconsin Energy's transfer agent, BNY Mellon Shareowner Services, provides our registered stockholders with secure account access. Stockholders can view share balances, market value, tax documents and account statements, review answers to frequently asked questions, perform many transactions and sign up for MLink^{sm}, the paperless communication program from BNY Mellon. MLink also features electronic delivery of your annual meeting materials.

- Write to:
  Wisconsin Energy Corporation
  c/o BNY Mellon Shareowner Services
  P.O. Box 358035
  Pittsburgh, PA 15252-8035

- Call BNY Mellon Shareowner Services at **800-558-9663**. Service representatives are available from 7 a.m. to 7 p.m. Central time on business days. An automated voice-response system also provides information 24 hours a day, seven days a week.

Securities analysts and institutional investors may contact our Investor Relations Line at **414-221-2592**. Stockholders who hold Wisconsin Energy stock in brokerage accounts should contact their brokerage firm.

STOCK PURCHASE PLAN

Wisconsin Energy's Stock Plus Investment Plan provides a convenient way to purchase WEC common stock and reinvest dividends. To review the Prospectus and enroll, go to **wisconsinenergy.com** and select the Investors tab. You also may contact BNY Mellon Shareowner Services at **800-558-9663** to request an enrollment package. This is not an offer to sell, or a solicitation of an offer to buy, any securities. Any stock offering will be made only by Prospectus.

DIVIDENDS

Dividends, as declared by the board of directors, typically are payable on the first day of March, June, September and December. Stockholders may have their dividends deposited directly into their bank accounts. Contact BNY Mellon Shareowner Services to request an authorization form.

INTERNET ACCESS HELPS REDUCE COSTS

You may access **wisconsinenergy.com** for the latest information about Wisconsin Energy Corporation. The site provides access to financial, corporate governance and other information, including Securities and Exchange Commission reports.

DUPLICATE MAILINGS

To combine accounts or to discontinue multiple mailings of the proxy statement and annual report, contact BNY Mellon Shareowner Services.

ANNUAL CERTIFICATIONS

Wisconsin Energy has filed the required certifications of its Chief Executive Officer and Chief Financial Officer under the Sarbanes-Oxley Act regarding the quality of its public disclosures. These exhibits can be found in the company's Form 10-K for the year ended Dec. 31, 2011. The certification of Wisconsin Energy's Chief Executive Officer regarding compliance with the New York Stock Exchange corporate governance listing standards will be filed with the NYSE following the 2012 Annual Meeting of Stockholders. Last year, we filed this certification with the NYSE on June 3, 2011.

CORPORATE GOVERNANCE

Wisconsin Energy has a long tradition of sound corporate governance practices. The company continues to rank at or near the top of more than 4,300 companies rated for governance practices by GovernanceMetrics International (GMI), an independent rating agency. Over an eight-year period, Wisconsin Energy earned a perfect 10 rating 27 consecutive times, the only company worldwide to achieve this distinction.

CORPORATE SOCIAL RESPONSIBILITY

Wisconsin Energy is committed to corporate social responsibility and sustainable business practices — aligning our policies and practices with the needs of key stakeholders, and managing risk while accounting for the company's economic, environmental and social impact. For additional information, visit **www.wisconsinenergy.com/csr/.**

Wisconsin Energy Corporation

Wisconsin Energy Corporation

231 W. MICHIGAN ST.
P.O. BOX 1331
MILWAUKEE, WI 53201
414-221-2345
wisconsinenergy.com

2K12041-1517-RSK-CG-96K